Exhibit D

TABLE OF CONTENTS

INTRODUCTION	D-1

MAP OF BRAZIL	D-2

SUMMARY	D-3

THE FEDERATIVE REPUBLIC OF BRAZIL	D-5
Area, Population and Society	D-5
Form of Government and Political Parties	D-6
Recent Developments	D-8
Foreign Affairs and Membership in International Organizations	D-9

THE BRAZILIAN ECONOMY	D-11
Historical Background	D-11

The Brazilian Economy in 2014	D-11
Gross Domestic Product	D-12
Prices	D-15
Employment and Labor	D-16
Social Security	D-17
State-Controlled Enterprises	D-18
Environment	D-19
Education	D-20
Wealth and Income Distribution	D-20
Antitrust Law	D-21
Incentives for Private Investment	D-22

PRINCIPAL SECTORS OF THE ECONOMY	D-23
Industry	D-23
Services	D-25
Agriculture and Livestock	D-27

BALANCE OF PAYMENTS AND FOREIGN TRADE	D-29
Balance of Payments	D-29
Foreign Trade	D-30
Foreign Investment	D-36
International Reserves	D-37
Foreign Exchange Rates and Exchange Controls	D-38
Swap Transactions	D-39

THE FINANCIAL SYSTEM	D-39
General	D-39
Institutional Framework	D-40
Monetary Policy and Money Supply	D-40
Limitation of Public Sector Debt	D-42
Public Sector Financial Institutions	D-43
Private Sector Financial Institutions	D-44
Regulation by Central Bank	D-44
Securities Markets	D-47

PUBLIC FINANCE	D-49
Consolidated Public Sector Fiscal Performance	D-49
Budget Process	D-50

The 2012-2015 Multi-Year Plan	D-52
Federal Government’s Programs and Plans	D-54
2015 Budget	D-56
Taxation and Revenue Sharing Systems	D-59
Sovereign Fund	D-61
Fiscal Responsibility Law and Fiscal Crime Law	D-61

PUBLIC DEBT	D-63
General	D-63
Legal Aspects: Public Debt Regulation and Taxation	D-66
Contingent Liabilities	D-68
Public Sector External Debt	D-68
External Federal Public Debt	D-70
Advances in External Debt Management	D-73
Advances in Domestic Debt Management	D-73
External Debt Restructuring and Debt Record	D-74

TABLES AND SUPPLEMENTARY INFORMATION	D-75

INTRODUCTION

This description of the Federative Republic of Brazil (“Brazil” or the “Republic”) is dated as of September 16, 2015 and appears as Exhibit D to the Republic’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2014. In this report, references to “dollars”, “U.S. dollars”, “US$” and “$” are to United States dollars, and references to “real”, “reais” and “R$” are to Brazilian reais. The fiscal year of the federal government of Brazil (the “Federal Government”) ends December 31 of each year. The fiscal year ended December 31, 2014 is referred to herein as “2014”, and other years are referred to in a similar manner. Tables herein may not add due to rounding.

The following table sets forth certain exchange rate information reported by the Central Bank for the sale of U.S. dollars, expressed in nominal reais, for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the real.

Table No. 1

Commercial Exchange Rates

BRL/US$1.00 (Sell Side)

	2010	2011	2012	2013	2014
Average for Period (1)	1.7593	1.6746	1.955	2.1605	2.3547
End of Period	1.6662	1.8758	2.0435	2.3426	2.6562
% Change (End of Period)	-4.3%	12.6%	8.9%	14.6%	13.4%

(1)	Weighted average of the exchange rates on business days during the period.

Source: Central Bank

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank was R$3.8599 to US$1.00 on September 15, 2015.

MAP OF BRAZIL

BRAZIL
ATLANTIC OCEAN
PACIFIC OCEAN
SOUTH ATLANTIC OCEAN
VENEZUELA
COLOMBIA
ECUADOR
PERU
SURINAME
FRENCH GUIANA
GUYANA
CAYENNE
BOLIVIA
PARAGUAY
CHILE
ARGENTINA
URUGUAY
LIMA
LA PAZ
ASUNCIÓN
Andes Mountains
Amazon Basin
Amazon River
Pantanal
Boa Vista
Macapá
Belém
Manaus
São Luís
Fortaleza
Teresina
São Gonçalo
Natal
João Pessoa
Recife
Maceió
Palmas
Salvador
Porto Velho
Rio Branco
Cuiabá
BRASÍLIA
Goiânia
Campo Grande
Belo Horizonte
Vitória
São Paulo
Rio de Janeiro
Curitiba
Florianópolis
Porto Alegre
Porto Seguro
AMAZONAS
ACRE
RONDÔNIA
PARÁ
AMAPÁ
RORAIMA
MARANHÃO
CEARÁ
PIAUÍ
PERNAMBUCO
PARAÍBA
ALAGOAS
SERGIPE
BAHIA
TOCANTINS
GOIÁS
MATO GROSSO
MATO GROSSO DO SUL
MINAS GERAIS
ESPÍRITO SANTO
SÃO PAULO
RIO DE JANEIRO
PARANÁ
SANTA CATARINA
RIO GRANDE DO SUL

SUMMARY

The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein.

Table No. 2

Selected Brazilian Economic Indicators

	2010		2011		2012		2013		2014
Gross Domestic Product (“GDP”):
(in billions of current Brazilian Reais)	R$	3,886.8	R$	4,374.8	R$	4,713.1	R$	5,157.6	R$	5,521.3
(in US$ billions current prices) (1)	US$	2,210.3	US$	2,613.5	US$	2,411.5	US$	2,387.9	US$	2,345.4
Real GDP Growth (decline) (2)		7.6%		3.9%		1.8%		2.7%		0.1%
Population (millions) (3)		190.7		192.4		193.9		201.0		202.8
GDP Per Capita (in US$ billions current prices)	US$	11,306.1	US$	13,239.9	US$	12,103.5	US$	11,878.0	US$	11,566.8
Unemployment Rate (4)		5.3%		4.7%		4.6%		4.3%		4.3%
IPCA (rate of change) (5)		5.9%		6.5%		5.8%		5.9%		6.4%
IGP-DI (rate of change) (6)		11.3%		5.0%		8.1%		5.5%		3.8%
Nominal Devaluation Rate (7)		-4.3%		12.6%		8.9%		14.6%		13.4%
Domestic Real Interest Rate (8)		3.7%		4.8%		2.5%		2.2%		4.2%

Balance of Payments (in US$ billions)
Exports		201.9		256.0		242.6		242.0		225.1
Imports		-181.8		-226.2		-223.2		-239.7		-229.1
Current Account		-47.3		-52.5		-54.2		-81.2		-91.3
Capital and Financial Account (net)		99.9		112.4		70.0		74.4		99.1
Overall Balance (Change in Reserves)		49.1		58.6		18.9		-5.9		10.8
Total Official Reserves		288.6		352.0		378.6		375.8		374.1

Public Finance (% of GDP) (9)
Central Government Primary Balance (10)		-2.0%		-2.1%		-1.8%		-1.5%		0.4%
Consolidated Public Sector Primary Balance (11)		-2.6%		-2.9%		-2.2%		-1.8%		0.6%

Federal Public Debt (in R$ billions)
Domestic Federal Public Debt (DFPD)	R$	1,603.9	R$	1,783.1	R$	1,916.7	R$	2,028.1	R$	2,183.6
External Federal Public Debt (EFPD)	R$	90.1	R$	83.3	R$	91.3	R$	94.7	R$	112.3
Federal Public Debt as % of Nominal GDP		43.6%		42.7%		42.6%		41.2%		41.6%
Total Federal Public Debt (in R$ billions) (12)	R$	1,694.0	R$	1,866.4	R$	2,008.0	R$	2,122.8	R$	2,295.9

General Government Gross and Net
General Government Gross Debt (“GGGD” or “DBGG”) (in R$ billions) (13)	R$	2,011.5	R$	2,243.6	R$	2,583.9	R$	2,748.0	R$	3,252.4
DBGG as % of GDP		51.8%		51.3%		54.8%		53.3%		58.9%
Public Sector Net Debt (“NPSD” or “DLSP”) (in R$ billions) (14)	R$	1,475.8	R$	1,508.5	R$	1,550.1	R$	1,626.3	R$	1,883.1
DLSP as % of GDP		38.0%		34.5%		32.9%		31.5%		34.1%

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon constant average 2010 Brazilian reais.
(3)	Estimated

(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	The Broad National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”) as reported by the National Bureau of Geography and Statistics (Fundação Instituto Brasileiro de Geografia e Estatística, or “IBGE”).
(6)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(7)	Year-over-year percentage appreciation of the U.S. dollar against the Brazilian real (sell side).
(8)	Interest rate - Selic accumulated in the month deflated by the monthly IPCA .
(9)	(+) deficit (-) surplus
(10)	The Central Government consists of the National Treasury Secretariat, the Social Security System (Regime Geral de Previdência Social) and the Central Bank. The Consolidated Public Sector consists of the Central Government, Regional Governments and the Public Enterprises, except Petrobras and Eletrobras.
(11)	Primary balance represents Government revenues less Government expenditures, excluding interest expenditures on public debt.
(12)	Total Federal Public Debt announced by the National Treasury Secretariat.
(13)	The General Government Gross Debt (“GGGD”) is the debt of the federal, State and municipal governments, owed to both the private sector and the public financial sector. However, debts that are the responsibility of state-owned companies (at the three levels of government) are not covered by the GGGD category. Central Bank liabilities likewise are not included in this indicator.
(14)	The Net Public Sector Debt (“NPSD”) is the total liabilities of the non-financial public sector deducted from its financial assets held by non-financial private agents as well as public and private financial agents. For Brazil, unlike for many other countries, NPSD includes Central Bank assets and liabilities including, among other items, international reserves (assets) and the monetary base (liabilities).

Sources: IBGE, Getúlio Vargas Foundation; Central Bank; National Treasury Secretariat

THE FEDERATIVE REPUBLIC OF BRAZIL

Area, Population and Society

Brazil is the fifth largest country in the world and occupies nearly half the land area of South America, sharing borders with every country in South America except Chile and Ecuador. Brazil is officially divided into five regions consisting of 26 States and the Federal District, where the Republic’s capital, Brasília, is located. The official language of Brazil is Portuguese.

Brazil has one of the most extensive river systems in the world. The dense equatorial forests and semi-arid plains of the North are drained by the Amazon River and the fertile grasslands of the South by the Paraná, Paraguay and Uruguay Rivers. Other river systems drain the central plains of Mato Grosso and the hills of Minas Gerais and Bahia. Most of the country lies between the Equator and the Tropic of Capricorn, and the climate varies from tropical to temperate. More than half of the total terrain of Brazil consists of rolling highlands varying from 650 to 3,000 feet in altitude.

According to the demographic census conducted by the IBGE in 2010, Brazil had an estimated population of 193.3 million that year. The IBGE estimated that Brazil’s population as of December 31, 2014 was 202.8 million. The average age of the Brazilian population, as reported by IBGE in its 2010 Population Census, was 32.1 years. The following table sets forth the age distribution of the Brazilian population as of 2010:

Brazilian Population Distribution by Sex, According to Age Groups

Age	Number of men	Percentage of men	Number of women	Percentage of women
0-4 years	7,016,987	3.7%	6,779,172	3.6%
5-9 years	7,624,144	4.0%	7,345,231	3.9%
10-14 years	8,725,413	4.6%	8,441,348	4.4%
15-19 years	8,558,868	4.5%	8,432,002	4.4%
20-24 years	8,630,227	4.5%	8,614,963	4.5%
25-29 years	8,460,995	4.4%	8,643,418	4.5%
30-34 years	7,717,657	4.0%	8,026,855	4.2%
35-39 years	6,766,665	3.5%	7,121,916	3.7%
40-44 years	6,320,570	3.3%	6,688,797	3.5%
45-49 years	5,692,013	3.0%	6,141,338	3.2%
50-54 years	4,834,995	2.5%	5,305,407	2.8%
55-59 years	3,902,344	2.0%	4,373,875	2.3%
60-64 years	3,041,034	1.6%	3,468,085	1.8%
65-69 years	2,224,065	1.2%	2,616,745	1.4%
70-74 years	1,667,373	0.9%	2,074,264	1.1%
75-79 years	1,090,518	0.6%	1,472,930	0.8%
80-84 years	668,623	0.4%	998,349	0.5%
85-89 years	310,759	0.2%	508,724	0.3%
90-94 years	114,964	0.1%	211,595	0.1%
95-99 years	31,529	0.0%	66,806	0.0%
Over 100 years	7,247	0.0%	16,989	0.0%

Source: IBGE

IBGE also estimated that, as of 2010, the population was growing at a rate of 1.17% per year. Approximately 160.9 million people, or 84.4% of the population, live in urban areas. According to the 2010 Census, the largest cities in Brazil were São Paulo and Rio de Janeiro, with estimated populations of 11.2 million and 6.3 million, respectively. Other cities with populations in excess of one million were Brasília, Belém, Belo Horizonte, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife and Salvador. The States with the largest GDP in Brazil, São Paulo, Rio de Janeiro and Minas Gerais, had populations in excess of 41.2 million, 15.9 million and 19.5 million, respectively.

According to the United Nations’ Human Development Report Office, Brazil has made significant progress in improving social welfare over the past three decades. During that period, life expectancy in Brazil increased by 18.2% (from 62.5 years in 1980 to 73.9 years in 2013) and the infant mortality rate decreased by 78.0% (from 59 per 1,000 live births in 1990 to 13 per 1,000 live births in 2012). Adjusted for purchasing power parity by the International Monetary Fund, real GDP per capita rose by 200.87% from 1980 (US$3,760.62) to 2010 (US$11,314.41). In addition, the reduction in inflation under the Plano Real and the consequent diminution of the erosion of purchasing power have improved the social welfare of large numbers of lower-income Brazilians.

The following table sets forth comparative GDP per capita figures and other selected comparative social indicators.

Table No. 3

Social Indicators (1)

	Brazil	Chile	Colombia	Mexico	U.S.
Real GDP per capita (2)	$16,155.1	$22,333.1	$13,046.4	$17,167.0	$54,629.5
Life expectancy at birth (years)	73.9	79.8	74.0	77.4	78.8
Infant mortality rate (per 1,000 births)	12.3	7.1	14.5	12.5	5.9
Adult literacy rate (3)	91.3%	98.6%	93.6%	94.2%	n.a.

(1)	2014 data, unless otherwise indicated.
(2)	GDP per capita estimates here are derived from purchasing power parity (PPP) calculations with current international dollars. PPP GDP is gross domestic product converted to international dollars using purchasing power parity rates. An international dollar has the same purchasing power over GDP as the U.S. dollar has in the United States.
(3)	Data refer to the most recent year available (2012 for Brazil and Mexico, 2011 for Colombia and 2009 for Chile).

Source: Central Bank

Form of Government and Political Parties

Brazil is a democratic state with a civilian led government. The current Brazilian Constitution (Constituição da República Federativa do Brasil or the “Constitution”) was adopted in 1988. Brazil is a federative republic with broad powers granted to the Federal Government. The Constitution provides for three independent branches of government: an executive branch headed by the President; a legislative branch consisting of the bicameral National Congress of Brazil (Congresso Nacional do Brasil or the “National Congress”), composed of the Chamber of Deputies and the Senate; and a judicial branch consisting of the Federal Supreme Court (Supremo Tribunal Federal or “STF”), the Superior Court of Justice (Superior Tribunal de Justiça or “STJ”) and lower federal and State courts.

Under the Constitution, the President is elected by direct vote, and the President and certain other elected officials may be re-elected for a second term. The President’s powers include the right to appoint ministers and key executives in selected administrative posts. The President may issue provisional measures (medidas provisórias) with the same scope and effect as legislation enacted by the National Congress. However, the Constitution prohibits the issuance of provisional measures for, among other things, the implementation of multi-year plans and budgets, the seizure of financial or other assets, and the regulation of matters that the Constitution specifically requires the National Congress to regulate through complementary law. Provisional measures are enforceable for up to 60 days and are extendable for a single additional period of 60 days. If a provisional measure is rejected or if it is not approved by the National Congress within the enforcement period, the provisional measure becomes invalid as of the date it was issued. The Constitution expressly prohibits the re-issuance of provisional measures not approved by the National Congress within the enforcement period.

In October 2010, the Workers’ Party (Partido dos Trabalhadores or “PT”) candidate, Dilma Vana Rousseff, was elected President. She took office on January 1, 2011, replacing outgoing President Luiz Inácio Lula da Silva. In October 2014, President Rousseff was reelected for a second four-year term which began January 1, 2015.

The legislative branch of the Federal Government consists of a bicameral National Congress composed of the Senate and the Chamber of Deputies. The Senate has 81 senators, elected for staggered eight-year terms, and the Chamber of Deputies has 513 deputies, elected for concurrent four-year terms. Each State and the Federal District is entitled to three senators. The number of deputies from each State is generally proportional to the size of its population. However, each State, regardless of size, is entitled to have a minimum of 8 deputies and a maximum of 70 deputies. This quasi-proportional system assures smaller States (whether by size or population) an important role in the National Congress.

During the October 2014 elections, 513 federal deputies and 27 of 81 senators were elected, taking office on February 2, 2015. Following the October 2014 elections, the coalition of political parties allied with the current government obtained 64% (329/513) of the seats in the Chamber of Deputies and 68% (55/81) of the seats in the Senate. As of September 4, 2015, 71% (362/513) of the seats in the Chamber of Deputies and 67% (54/81) of the seats in the Senate were held by parties that are allied with the current government. Senator Renan Calheiros and Deputy Eduardo Cunha, each a member of the Brazilian Democratic Movement Party (Partido do Movimento Democrático Brasileiro or “PMDB”), are the current presidents of the Senate and of the Chamber of Deputies, respectively.

The table below sets forth the composition of the National Congress by party affiliation, as of September 4, 2015.

Party	Senate	Chamber of Deputies
Democratas	5	21
Partido Comunista do Brasil	1	13
Partido Democrático Trabalhista	6	19
Partido Ecológico Nacional	0	2
Partido Humanista da Solidariedade	0	5
Partido do Movimento Democrático Brasileiro	17	67
Partido da Mobilização Nacional	0	3
Partido Progressista	5	39
Partido Popular Socialista	1	11
Partido da República	4	34
Partido Republicano Brasileiro	1	20
Partido Republicano da Ordem Social	0	12
Partido Republicano Progressista	0	3
Partido Renovador Trabalhista Brasileiro	0	1
Partido Socialista Brasileiro	7	33
Partido Social Cristão	1	13
Partido Social Democrático	4	34
Partido da Social Democracia Brasileira	11	53
Partido Social Democrata Cristão	0	2
Partido Social Liberal	0	1
Partido Socialismo e Liberdade	1	4
Partido dos Trabalhadores	13	63
Partido Trabalhista Brasileiro	3	25
Partido Trabalhista Cristão	0	2
Partido Trabalhista do Brasil	0	2
Partido Trabalhista Nacional	0	4
Partido Verde	0	8
Solidariedade	0	18
Unaffiliated	1	1

Source: Senate and Chamber of Deputies.

Judicial power is exercised by the Federal Supreme Court (composed of 11 justices), the Superior Court of Justice (composed of 33 justices), the Federal Regional Courts (appeals courts), military courts, labor courts, electoral courts and several lower federal courts. The STF, whose members are appointed for life by the President (with mandatory retirement at 75 years of age), has ultimate appellate jurisdiction over decisions rendered by lower federal and State courts on Constitutional matters. The STJ, whose members are also appointed for life by the President (with mandatory retirement at 75 years of age), is responsible for standardizing the interpretation of national federal law.

Brazil is divided administratively into 26 States and the Federal District. The States are designated as autonomous entities within the federative union and have all powers that the Constitution does not preclude the States from exercising. The Constitution reserves to the Federal Government the exclusive power to legislate in certain areas, including, among others, monetary systems, foreign affairs and trade, social security and national defense. The States may exercise legislative power in matters not reserved exclusively for the Federal Government and have, concurrently with the Federal Government, certain powers of taxation. At the State level, executive power is exercised by governors elected for four-year terms and legislative power by State deputies, also elected for four-year terms. Judicial power at the State level is vested in State courts, and appeals of State court judgments may be taken to the Superior Court of Justice and the Federal Supreme Court.

Recent Developments

Lava Jato Investigation

In March 2014, the Brazilian Federal Police and the Federal Public Prosecutor began an investigation into criminal activity which uncovered an alleged bribery, money laundering and embezzlement scheme involving the provision of goods and services to the majority State-owned oil company Petróleo Brasileiro S.A. (“Petrobras”). The so called “Lava-Jato Investigation”, which is on-going, has uncovered a wide range of criminal activity committed by individuals located throughout the country.

On February 5, 2015, the Chamber of Deputies formed a Parliamentary Committee of Inquiry (Comissão Parlamentar de Inquérito) that has been holding public hearings on a regular basis since it was formed to investigate the Petrobas matter.

In March 2015, the Attorney General of the Republic (Procurador-Geral da República), Rodrigo Janot, requested the Federal Supreme Court of Brazil to investigate 34 members of Congress, including the presidents of the Senate and the Chamber of Deputies, in connection with the Lava-Jato Investigation.

On August 20, 2015, the Attorney General of the Republic filed charges against Eduardo Cunha (PMDB - Rio de Janeiro), the current president of the Chamber of Deputies alleging corruption and money laundering.

The revelations of the Lava-Jato Investigation caused a delay in the publication of the financial statements of Petrobras, pressure on its funding activities, a review of its investment programs and the institution of an asset disposal program. With the measures taken by Petrobras to restore its financial condition, the company was able to return to the international capital markets in June 2015.

On April 30, 2015, the majority state-owned electric company Centrais Elétricas Brasileiras (“Eletrobras”) filed a notice that it would delay filing its 2014 annual report with the SEC in part due to press reports covering testimony provided in connection with the Lava-Jato Investigation that the chief executive officer of one of Eletrobras’ wholly owned subsidiaries had accepted illegal payments in connection with bidding for the construction of the Angra 3 nuclear power plant. On July 28, 2015, the Lava-Jato Investigation was expanded to include Eletrobras.

Other Political Developments

The Federal Court of Accounts (Tribunal de Contas da União, or “TCU”), a Brazilian federal accountability office under the Brazilian legislative branch, issued a decision in April 2015 questioning the legality under the Fiscal Responsibility Law of delayed payments to Brazilian financial institutions controlled by the Federal Government that perform financial services in connection with certain government programs. The Federal Government, however, as provided under the internal procedures of the TCU, has requested that the decision be reviewed. If the arguments presented by the Federal Government are accepted, the decision of the TCU may change. On June 17, 2015, the TCU identified 13 indications of irregularities in the official Brazilian federal government fiscal accounts for 2014 and requested that the President provide the TCU with an explanation for these indications of irregularities within 30 days. On July 22, 2015, the Government delivered its response. On August 12, 2015, the TCU considered additional subjects and gave the Government additional time to provide explanations. On August 22, 2015, the TCU granted an additional fifteen days for the president to provide explanations for the indications of irregularities. Regardless of the TCU’s decision, the Congress will make the final decision whether to accept the accounts.

A petition has been filed by Coalition Brazil - which had Aécio Neves of the Brazilian Social Democracy Party (Partido da Social Democracia Brasileira) as its candidate for President in the 2014 elections - with the Superior Electoral Court (Tribunal Superior Eleitoral or “TSE”) alleging irregularities in the 2014 presidential election, requesting that the results of the election be annulled.

On August 6, 2015, the polling institution Datafolha released a report that President Rousseff’s approval ratings had reached a record low of 8%. In 2015, there have been anti-government and anti-corruption protests throughout the country.

As these are ongoing developments, the impact, if any, of the Lava-Jato investigation, the TCU process, and the petition to the TSE alleging irregularities in the 2014 election on Brazil’s economic, fiscal and political situation is not yet known.

Drought in Southeast region

The Southeastern region of Brazil, including the southern region of the State of Minas Gerais and the northern area of the São Paulo metropolitan region have been experiencing below average rainfall since 2012. This drought has in particular affected the Cantareira system, the largest water system of the São Paulo metropolitan region. As a result, the Government has undertaken a series of measures to reduce water consumption in this region and tap alternative sources of supply. The drought has already added to inflationary pressures, by adversely impacting the food supply and causing the government to raise water and utility prices. A set of works to increase the supply of potable water has been announced, but still there are concerns that a prolonged drought could require the imposition of a water rationing scheme, which could have a material impact on the São Paulo metropolitan region, Brazil’s largest city and most important economic and industrial area.

Foreign Affairs and Membership in International Organizations

Brazil maintains diplomatic and trade relations with almost every nation in the world. It has been a member of the United Nations since 1945. The Republic participates in the organizations under the control of the United Nations Secretariat, as well as others specialized agencies, such as the Food and Agriculture Organization.

Brazil is an original member of the International Monetary Fund (“IMF”) and the World Bank, as well as of three affiliates of the World Bank: the International Finance Corporation, the International Development Association and the Multilateral Investment Guaranty Agency. Brazil was an original member of the General Agreement on Tariffs and Trade and is a charter member of the World Trade Organization. In addition, Brazil is an original member of the Inter-American Development Bank (“IDB”), the Inter-American Investment Corporation, the African Development Bank Group and the International Fund for Agricultural Development.

Brazil is an active member of the Group of Twenty, or G-20, which is the premier forum for international cooperation on the most important aspects of international economic and financial issues. It brings together the countries composing the world’s major advanced and emerging economies.

Brazil is also a member of the Brazil-Russia-India-China-South Africa (“BRICS”) group. A BRICS summit took place in Russia, on July 9, 2015, with an overarching theme of “BRICS Partnership – a Powerful Factor of Global Development.” This event was the seventh since the BRICS group was formed in 2009. The meeting marked the entry into force of the articles constituting the New Development Bank (“NDB”) and the Contingent Reserves Arrangement (“CRA”). The NDB’s purpose is to mobilize resources for infrastructure and sustainable development projects in BRICS and other emerging and developing economies. The NDB has an initial authorized capital of US$100 billion. The initial subscribed capital of US$50 billion is to be equally distributed among the founding members. The voting power of each member will equal its subscribed shares in the NDB’s capital stock. The CRA facilitates use of liquidity and precautionary instruments in response to actual or potential short-term balance of payments pressures. The CRA will have US$100 billion of resources once initial commitments are fulfilled. Such individual commitments are as follow: China – US$41 billion; Brazil – US$18 billion; Russia – US$18 billion; India – US$18 billion; South Africa – US$5 billion.

The Republic accepted China’s invitation to participate as a founding member of the Asian Infrastructure Investment Bank. Representatives from 57 prospective founding members, Brazil included, gathered on June 29, 2015 in Beijing at a signing ceremony of such bank’s articles of agreement, with 50 prospective founding members signing the articles of agreement. Prospective founding members have until December 31, 2015 to sign the articles of agreement, and until December 31, 2016 to complete domestic procedures for ratification, acceptance or approval of the articles of agreement. Brazil’s initial subscription to the authorized capital stock is 3.2% or US$3.2 billion, of which twenty percent would be paid in and eighty percent callable.

At the regional level, Brazil participates in the Organization of American States (“OAS”) and in several sub-regional organizations under the OAS, as well as in the Latin American Economic System, the Latin American Integration Association, the Andean Development Corporation, the Financial Fund for the Development of the River Plate Basin and the Southern Common Market (Mercado Comum do Sul, or “Mercosur”). Brazil is also a member state of the Union of South American Nations (União das Nações Sul-Americanas).

In March 1991, Brazil, Argentina, Paraguay and Uruguay signed the Treaty of Asunción, formally establishing Mercosur. In December 1994, these four member countries signed an agreement establishing January 1, 1995 as the date for the implementation of a Common External Tariff (“CET”), which is intended to transform the region into a customs union. On July 31, 2012, Venezuela was admitted to Mercosur as its fifth full member.

On December 7, 2012, Bolivia signed a Mercosur incorporation protocol to become a full member of Mercosur. The protocol was amended on July 17, 2015 to include Paraguay as signatory to the incorporation protocol, as Paraguay had been suspended from Mercosul at the time of the 2012 signing of the incorporation protocol, in response to the removal from office of former Paraguayan President Lugo. The incorporation protocol sets forth the requirements that Bolivia must meet to attain full membership, which may only take place after the legislatures of the full members in good standing ratify the protocol. In addition to the full member countries, Mercosur has as associate members: Chile, Colombia, Ecuador, Peru, Guyana (pending ratification) and Suriname (pending ratification). Associate members are included in free trade treaties but have no voting rights within Mercosur.

At the London G-20 meeting on April 2, 2009, then Brazilian President Lula da Silva announced Brazil’s intention to assist international efforts to confront the global financial crisis by contributing substantial funding to the IMF. On June 10, 2009, the then Minister of Finance, Guido Mantega, announced that Brazil would lend up to US$10 billion to the IMF, which is approximately the amount of Brazil’s quota in the IMF. The closing of this loan was conditioned upon the issuance of notes by the IMF and final negotiation of the related New Agreement to Borrow (“NAB”). The NAB was signed between Brazil and the IMF on January 22, 2010, and the IMF issued notes to Brazil in exchange for the loan. The amount of the loan as of December 2014 was SDR 1,045,038,750 (approximately US$742 million at the September 1, 2015 SDR-to-dollar exchange rate).

In March 2011, ten bilateral agreements were signed between Brazil and the United States. The ten agreements addressed several strategic areas of bilateral cooperation, including trade and economic cooperation (established the Brazil-United States Commission on Economic and Trade Relations, with the objective of promoting bilateral economic and trade cooperation), air transportation, peaceful use of outer space, support for large sports events (such as the 2014 FIFA World Cup and the 2016 Olympic Games), research in biodiversity, development of a biofuel for aviation and technical cooperation with other countries.

In March 2013, Brazil and China signed a memorandum of understanding on bilateral cooperation on macroeconomic, fiscal and financial policies. The memorandum aimed to strengthen macroeconomic, fiscal, financial, monetary and supervisory cooperation between Brazil and China, through both bilateral and multilateral initiatives. The Central Bank of Brazil and the People’s Bank of China announced the establishment of a bilateral currency swap of R$60 billion, or CNY190 billion, for an initial period of three years. This program was intended to facilitate bilateral trade between the two countries.

In July 2014, Brazil and Russia signed 32 bilateral agreements to cooperate on economy, defense, technology, energy, pharmaceuticals, trade, education, infrastructure and transportation. The agreements provide for the expansion of bilateral trade between the nations to US$10 billion.

In June 2015, Brazil and the United States announced a series of bilateral cooperation agreements and commitments regarding bilateral, regional and multilateral agendas in trade, security, defense, agriculture, education and science and technology.

THE BRAZILIAN ECONOMY

Historical Background

The Brazilian economy experienced high inflation during the late 1980s and early 1990s. This prompted the Federal Government to pursue a series of stabilization plans, which were mostly ineffective. In December 1993, the Federal Government announced a new stabilization program, known as the Plano Real, which proved to be effective in terms of curtailing inflation and building a foundation for sustained economic growth. The Plano Real was also designed to address persistent deficits in the Federal Government’s accounts, expansive credit policies and widespread, backward-looking indexation.

The Plano Real was very successful in reducing Brazilian inflation from hyperinflation, fighting indexation and adopting monetary austerity. Largely as a result of the measures implemented under the Plano Real, the average monthly rate of inflation dropped significantly; the annual rate of inflation for 1994 fell to 916.5%, down from 2,477.1% in 1993. The public sector operational balance also showed a surplus of 1.3% of GDP in 1994, versus a surplus of 0.2% of GDP in 1993.

However, after only a few years, in 1998, the fixed exchange rate was threatened by an adverse global economic environment and a fragile fiscal policy. In early 1999, due to market pressures, the Federal Government announced that the real would float. In July 1999, the Federal Government formally adopted inflation targeting as its monetary policy framework. After a successful start in 1999 and 2000, the Republic was unable to meet inflation targets between 2001 and 2003. For each year from 2005 to 2014, the Central Bank kept annual inflation within the limits determined by the National Monetary Council (“CMN”), a target of 4.5%, with a tolerance interval of plus or minus 2.5% in 2005 and plus or minus 2.0% for all the other years.

To stabilize its foreign exchange market, in 1999 Brazil renegotiated a standby loan facility with the IMF. With the facility, Brazil was able to reduce its balance of payments funding needs while the exchange market stabilized. In 2005, Brazil decided not to renew its credit facility and paid all outstanding amounts to the IMF.

Maintenance of a fiscal primary balance surplus has contributed positively to Brazil’s monetary policy. In each year from 2000 through 2013, the Federal Government achieved its fiscal primary balance target, which is set in Brazil’s annual budget and adjusted by amendment as circumstances require.

In 2009 and 2010, during the international financial crisis, the Federal Government met the adjusted targets of 1.95% and 2.6% of GDP, respectively. In 2012, due to a drop in tax revenue collections, increased tax exemptions and the inability of Brazil’s regional governments to meet their fiscal targets, the Federal Government adjusted its fiscal primary balance target to 2.2% of GDP. In 2013, due to reduced revenue from existing taxes and the tax losses resulting from tax exemptions, Brazil’s adjusted consolidated public sector primary balance was a surplus of R$91.3 billion (1.8% of GDP). In 2014, notwithstanding the fiscal effort, Brazil’s adjusted consolidated primary sector balance registered a deficit of R$32.5 billion (0.6% of GDP).

The Brazilian Economy in 2014

The Brazilian economy began 2014 with market expectations of GDP growth of 2.0%, below the 2.7% experienced in 2013. After a first quarter GDP growth of 0.6% when compared to the previous quarter, it became clear that Brazil would experience significantly lower annual GDP growth than previously estimated. A second quarter GDP contraction of -1.4% when compared to the first quarter, confirmed a strong deceleration in the pace of economic activity in the first half of the year. A limited recovery occurred in the third and fourth quarters, with GDP growth of 0.2% and 0.3%, respectively, when compared to the immediately previous quarter. The annual GDP growth for 2014 was 0.1%.

In 2014, there was a marked increase in the current account deficit from US$81.1 billion in 2013 to US$91.3 billion, as a result of the poor balance of trade performance. The drop in the international prices of commodities – such as grains and iron ore – had an adverse impact on the balance of trade performance. At the same time, exports of manufactured goods also suffered a sharp decline, partly due to the Argentine crisis and reduced sales of petroleum platforms.

Despite the higher current account deficit in 2014, the balance of payments registered a surplus of US$10.8 billion in 2014. Inflows of capital from the capital and financial account were driven once again by Foreign Direct Investment (FDI), which was more than sufficient to finance the current account deficit. International reserves remained high during the entire year, registering at US$374.1 billion on December 31, 2014.

Exchange rate policy was marked by continued foreign exchange swap operations initiated by the Central Bank in August 2013. In December 2014, these operations reached US$107.8 billion in the aggregate, equivalent to 28.7% of Central Bank foreign exchange reserves. The program aimed to curtail the instability of the U.S. dollar in a year marked by a high level of volatility in the financial markets, though its effects on the level of the exchange rate were limited. During 2014, the real devalued 13.4% against the U.S. dollar, in part due to expectations of an increase in the federal funds rate in the United States and in part due to political uncertainty associated with the Brazilian presidential elections. In December 2014, the Central Bank opted to extend the program of net foreign exchange swap sales through March 31, 2015, albeit at a slower pace.

The Central Bank decided not to renew the program as of March 31, 2015 as it determined that the program’s objective had been completed. Despite this decision, the Central Bank said it will continue to roll over existing swap contracts, will hold auctions of U.S. Dollars with a repurchase commitment, depending on liquidity in the foreign exchange market, and will perform additional operations through available foreign exchange tools whenever necessary.

With regard to inflation, the IPCA was 6.4% in 2014. The year had begun with expectations of inflation being above the center of the target interval defined by the CMN. With unanchored inflation expectations, and following a year of rising inflation (in 2013 the IPCA closed at 5.9%), inflationary inertia of past inflation in the Brazilian economy was the element most responsible for inflation at the start of the year, despite the monetary tightening begun in April 2013. Not even the significant weakening of economic activity during the year was able to dampen inflationary pressure, because the impact on the labor market was practically negligible as unemployment continued to decline. Another factor that contributed to higher inflation was the drought in the Southeast region, which adversely impacted the food supply and, consequently, caused a sharp rise in food prices. The drought also affected government controlled prices, which include water and utility prices. Reductions in the level of hydroelectric plant reservoirs required intensive use of thermoelectric plants, which have considerably higher operating costs than hydroelectric plants.

In the wake of these events, monetary policy was characterized by three distinct cycles. The Central Bank started the year with continued application of the policy of rate increases initiated in 2013. This cycle continued through April 2014, as the Selic stabilized at 11% per annum. With the end of this adjustment, the Central Bank began observing the evolution of the major macroeconomic variables. In October 2014, the Central Bank initiated a new cycle of a tighter monetary policy with the aim of keeping inflation under control, and the Selic interest rate ended 2014 at 11.75% per annum.

In 2014, the Central Bank also published two circulars intended to introduce more flexibility into reserve requirement rules in an effort to distribute liquidity in the economy more efficiently. Among other measures, these circulars allowed institutions to offset up to 60% of their reserve requirements for time deposits with qualified lending transactions. This measure became possible due to a reduction in excessive credit risk with a slowdown in lending.

The Budgetary Guideline Law (“LDO”) for 2014 provided for target balances of R$167 billion (3.1% of GDP) for the consolidated public sector and R$116 billion (2.15% of GDP) for the central government. The LDO also provided for a deduction of R$67 billion for investments in the Accelerated Growth Program (“PAC”) and tax reductions, which was later limited to R$35.3 billion by the Budget and Financial Programming Decree, published soon after the budget. Additionally, the decree revised the target balances to R$80.8 billion (1.55% of GDP) for the central government and R$99 billion (1.9% of GDP) for the consolidated public sector.

Despite these measures, Brazil experienced a deterioration in its fiscal results in 2014, due in part to a drop in tax receipts, as a result of the decline in economic activity and tax reductions and increases in current and capital expenditures. In the face of these unfavorable conditions, the central government obtained legislative authorization to increase the deduction from the fiscal target, which was modified to the total value of PAC investments plus the amount of tax reductions implemented. With a total deduction of R$161.7 billion, including the additional authorized amount and the decline of tax receipts and increases in the current and capital expenditures, the forecast primary surplus was altered to R$10.1 billion (0.2% of GDP). Even with these measures, the primary balance for the public sector for 2014 registered a deficit of R$32.5 billion (0.63% of GDP).

In the first half of 2015, the public sector registered a primary balance of R$16.2 billion (0.6% of GDP) compared to R$29.4 billion (1.1% of GDP) in the first half of 2014. For the 12-month period ended June 30, 2015, the accumulated balance was a deficit of R$45.7 billion (0.8% of GDP). On September 9, 2015 citing among other things the efforts to balance its budget, Standard & Poor’s Rating Services (“Standard & Poor’s”) downgraded Brazil’s long-term sovereign debt rating to “BB+” from “BBB-”, Standard & Poor’s maintained a negative outlook indicating a one in three chance of further downgrades.

Given the large increase in nominal interest payments, the nominal balance recorded a deficit of R$343.9 billion (6.7% of GDP). Consequently, the net public sector debt stock grew from 31.5% in December 2013 to 34.1% of GDP in December 2014. The General Government Gross Debt, in turn, increased from 53.3% to 58.9% in the same period.

Gross Domestic Product

GDP, the most frequently quoted indicator of economic performance, is measured in accordance with the system of national accounts. The system of national accounts is based on an internationally agreed standard set of recommendations on how to compile measures of economic activity in accordance with strict accounting conventions based on economic principles. The recommendations are expressed in terms of a set of concepts, definitions, classifications and accounting rules.

The quarterly national accounts of IBGE present the current values and the quarterly volume indexes (1995=100) for GDP at market prices, excise tax, value added at basic prices, personal consumption, government consumption, gross fixed capital formation, stock change, exports and imports of goods and services. Two series of index numbers are calculated: based on the previous year and linked with reference to 2010 (1995 = 100). The linked series are adjusted seasonally making it possible to calculate the change rates in relation to the immediately previous quarter. In 1998, current results were integrated to the system of national accounts for the annual period.

The methodology for measuring the system of national accounts published by IBGE has been updated due to (i) the need of having these series constantly reviewed, (ii) publication of the international system of national accounts 2008 manual; (iii) the review of the national classification of economic activities and; (iv) the emergence of new data sources for the Brazilian economy. With the new methodology, the GDP for previous years has been restated in accordance with the new methodology. The first phase of the implementation of the new methodology started with the GDP results for 2014 released in March 2015. Figures from 2001 to 2014, including the figures provided in this Annual Report for those years, have been restated according to the new methodology.

GDP is calculated from the perspective of production, the supply side, and from the perspective of consumption, the demand side. The components of production include agriculture, industry and service sectors. See “Principal Sectors of the Economy”. The components of demand include final consumption, gross capital formation, exports and imports of goods and services.

Brazil’s GDP increased by 0.1% in 2014 relative to 2013. The agricultural sector increased by 0.4% in 2014 and the services sector increased 0.7% compared to the previous year, whereas the industrial sector decreased by 1.2% compared to 2013. Gross fixed capital formation, which means investments in manufacturing plants, machinery and capital equipment, decreased by 4.4%; household consumption increased by 0.99%; and general government consumption expenditure increased by 1.3% in 2014 relative to 2013 at prices with chained 1995 values.

The following table sets forth Brazil’s GDP at current prices and expenditures for each of the years indicated.

Table No. 4

GDP at Current Prices - Demand Side

In Billions of Reais (R$)

	2010		2011		2012		2013		2014
	R$	%	R$	%	R$	%	R$	%	R$	%
Final Consumption	3,080.1	79.2%	3,454.4	79.0%	3,818.0	81.0%	4,211.1	81.6%	4,564.7	82.7%
Gross Capital Formation	847.2	21.8%	954.1	21.8%	958.8	20.3%	1,067.0	20.7%	1,108.8	20.1%
Gross Fixed Capital Formation	800.4	20.6%	902.9	20.6%	952.5	20.2%	1,059.0	20.5%	1,090.1	19.7%
Changes in Inventories	46.8	1.2%	51.2	1.2%	6.3	0.1%	8.0	0.2%	18.6	0.3%
Exports of Goods and Services	417.3	10.7%	501.8	11.5%	563.6	12.0%	619.9	12.0%	635.9	11.5%
Imports of Goods and Services	457.7	11.8%	535.5	12.2%	627.3	13.3%	740.4	14.4%	788.1	14.3%
Gross Domestic Product	3,886.8	100%	4,374.8	100%	4,713.1	100%	5,157.6	100%	5,521.3	100%

Source: IBGE

The following tables set forth the share of GDP by sector at current prices and real growth at current prices by sector for each of the years indicated.

Table No. 5

GDP at Current Prices - Supply Side

In Billions of Reais (R$)

	2010		2011		2012		2013		2014
	R$	%	R$	%	R$	%	R$	%	R$	%
Agriculture	160.3	4.1%	190.6	4.4%	210.4	4.5%	247.0	4.8%	262.3	4.8%
Industry	903.8	23.3%	1,010.3	23.1%	1,013.0	21.5%	1,069.6	20.7%	1,104.7	20.0%
Mining, Oil and Gas	110.0	2.8%	162.4	3.7%	176.1	3.7%	187.8	3.6%	188.1	3.4%
Manufacturing	494.4	12.7%	515.7	11.8%	471.7	10.0%	506.1	9.8%	514.9	9.3%
Construction	206.5	5.3%	233.0	5.3%	262.5	5.6%	283.5	5.5%	306.7	5.6%
Public Utilities	92.9	2.4%	99.2	2.3%	102.6	2.2%	92.2	1.8%	95.0	1.7%
Services	2,239.7	57.6%	2,517.9	57.6%	2,771.0	58.8%	3,070.5	59.5%	3,351.8	60.7%
Retail Services	416.2	10.7%	478.2	10.9%	504.6	10.7%	557.1	10.8%	570.6	10.3%
Transportation	141.7	3.6%	165.6	3.8%	183.8	3.9%	202.3	3.9%	212.7	3.9%
Communications	126.5	3.3%	137.0	3.1%	149.0	3.2%	165.5	3.2%	175.8	3.2%
Financial Services (1)	224.6	5.8%	234.1	5.4%	256.6	5.4%	270.6	5.2%	315.5	5.7%
Other Services	518.5	13.3%	590.8	13.5%	662.2	14.1%	727.5	14.1%	801.5	14.5%
Rental Services	274.4	7.1%	314.2	7.2%	363.8	7.7%	424.3	8.2%	482.7	8.7%
Government (2)	537.8	13.8%	598.1	13.7%	651.0	13.8%	723.2	14.0%	793.0	14.4%
Value Added at Basic Prices	3,303.8	85.0%	3,718.8	85.0%	3,994.4	84.8%	4,387.1	85.1%	4,718.9	85.5%
Taxes	583.0	15.0%	655.9	15.0%	718.7	15.2%	770.5	14.9%	802.4	14.5%
GDP	3,886.8	100.0%	4,374.8	100.0%	4,713.1	100.0%	5,157.6	100.0%	5,521.3	100.0%

(1)	Financial intermediation. complementary social security and related services
(2)	Includes Public Education, Health and Administration

Sources: IBGE

Table No. 6

Real Growth (Decline) at Current Prices by Sector

	2010	2011	2012	2013	2014
Real GDP	7.6%	3.9%	1.8%	2.7%	0.1%
Agriculture and Livestock	6.8%	5.6%	-2.5%	7.9%	0.4%
Industry	10.4%	4.1%	0.1%	1.8%	-1.2%
Mining, Oil and Gas	14.8%	3.3%	-0.8%	-2.5%	8.7%
Manufacturing	9.5%	2.2%	-0.9%	2.0%	-3.8%
Construction	13.1%	8.3%	2.8%	4.7%	-2.6%
Public Utilities	6.5%	5.6%	0.4%	0.4%	-2.6%
Services	5.8%	3.4%	2.4%	2.5%	0.7%
Retail Services	11.1%	2.3%	1.6%	3.5%	-1.8%
Transport	11.4%	4.3%	1.2%	5.8%	2.0%
Communications	5.6%	6.5%	5.4%	6.5%	4.6%
Financial Intermediation	9.4%	5.3%	2.2%	1.7%	0.4%
Other Services	3.3%	4.7%	3.1%	0.0%	0.1%
Rental Services	4.9%	1.8%	4.4%	4.5%	3.3%
Government	2.2%	1.9%	1.0%	1.8%	0.5%

Source: IBGE

Information released from quarterly national accounts indicates that, on a seasonally-adjusted basis, GDP decreased 0.2% in the first quarter of 2015, compared with the fourth quarter of 2014. In the first quarter of 2015, the industrial and services sectors decreased by 0.3% and 0.7%, respectively, while the agriculture sector grew by 4.7%.

Brazil’s GDP for the first quarter of 2015 decreased by 0.7% relative to the fourth quarter of 2014 and decreased by 1.6% relative to the first quarter of 2014. Brazil’s GDP for the second quarter of 2015 decreased by 1.9% relative to the first quarter of 2015 and decreased by 2.6% relative to the second quarter of 2014. With two consecutive quarters of contraction, Brazil’s economy is in a technical recession.

In the second quarter of 2015, on the supply side, the largest negative contribution came from the industrial sector, which decreased by 4.3% in comparison to the first quarter of 2015, with a strong contraction of construction (-8.4% compared to the first quarter of 2015). The service sector contraction was -0.7%. compared to the first quarter of 2015 and the agriculture sector presented a contraction of -2.7% in the second quarter of 2015 compared to the first quarter of 2015. On the demand side, household consumption decreased by 2.1% in the second quarter from the first quarter of 2015 in part explained by higher interest rates, and government consumption increased 0.7% in the second quarter from the first quarter of 2015. The contribution of the external sector was positive: exports increased by 3.4% in the second quarter of 2015 from the first quarter of 2015, while imports decreased by 8.8% in the second quarter of 2015 from the first quarter of 2015. Finally, gross fixed capital formation registered a decrease of 8.1% from the first quarter of 2015.

As of August 7, 2015, the Federal Government’s estimate of real GDP growth (contraction) for 2015 is a contraction of -1.8%. The estimate already takes into account the reduction of planned investments from the Federal Government and companies such as Petrobras.

Prices

Since the adoption of the Plano Real in July 1994, Brazil reduced inflation from a high of 2,477.1% per annum in 1993 to much lower single-digit rates. The implementation of the inflation targeting regime by the Central Bank in June 1999 also contributed to a relatively stable rate of inflation since that time, although the current trend is upward.

The following table sets forth the IPCA, which is Brazil’s principal inflation index, for the periods indicated.

Table No. 7

Broad National Consumer Price Index (IPCA)

% - Trailing 12 Months

2010	December	5.91
2011	December	6.50
2012	December	5.84
2013	December	5.91
2014	December	6.41

Sources: IBGE

For 2014, the inflation target was 4.5%, with a tolerance interval of plus or minus 2.0 percentage points. The inflation rate, as measured by the IPCA, was 5.9% in 2010, 6.5% in 2011, 5.8% in 2012, 5.9% in 2013 and 6.4% in 2014. For 2015 and 2016, the inflation target is 4.5%, with a tolerance interval of plus or minus 2.0 percentage points. For 2017, the inflation target is 4.5% with a tolerance interval of plus or minus 1.5 percentage points.

The inflation rate measured by the IPCA was 8.89% over the 12-month period ended June 30, 2015, 2.37% higher than the inflation rate recorded over the 12-month period ended June 30, 2014. The increase during the period was due in part to a steep increase in energy costs, due to a drought, which required the use of alternative (more expensive) energy sources than hydroelectric energy. This caused an increase in government controlled prices, which include water and electricity prices, representing an increase of 15.08% over the 12-month period ended June 30, 2015 (11.13% higher than in the 12-month period ended June 30, 2014). Increased inflation during the period was also due to a continuous but slower increase in market prices, which increased by 7.09% over the 12-month period ended June 30, 2015 (0.22% lower when compared to the 12-month period ended June 30, 2014). The increase in market prices was in part due to an increase in prices of non-tradable goods of 7.98% over the 12-month period ended June 30, 2015, compared to an increase of 7.63% over the same period in 2014; and prices of tradable goods increasing 6.05% over the 12-month period ended June 30, 2015 (compared to 6.94% for the same period in 2014). Inflation in the service sector decreased to 7.90% over the 12-month period ended June 30, 2015 (compared to 9.20% for the same period in 2014), as a result of a weaker labor market. Prices of food and beverages, also influenced by drought, increased by 9.61% over the 12-month period ended June 30, 2015, compared to an increase of 7.51% over the same period in 2014.

Employment and Labor

Regulatory Framework. Under the Constitution, professional or union associations may be freely organized. There are no Federal Government formalities for the organization of a union other than registration at the appropriate agency, and public authorities are prohibited from intervening in or interfering with unions. No more than one union may be created to represent the same professional or economic group in the same geographic area.

Under Brazilian law, the main function of a union is to represent the general interests of its members as a group or individually. It may also enter into collective labor agreements and promote conciliation in collective labor disputes. The union must provide free legal assistance for its members. A union may not be affiliated with any international organization other than the International Labor Organization unless authorized by the President of the Republic.

The Constitution introduced a number of significant labor reforms, such as a reduction in the work week from 48 hours to 44 hours and a six-hour limit on the duration of an uninterrupted work shift. In addition, pregnant workers may not be dismissed for taking maternity leave of up to four months. With Law No. 11,770, enacted in 2008, the Federal Government established the Citizen Company Program (Programa Empresa Cidadã), which extends by 60 days the length of maternity leave for employees of a legal entity joining the program. Constitutional Amendment No. 72, dated April 2, 2013, amended the Federal Constitution to establish equal labor rights for domestic workers and other urban and rural workers.

Law No. 7,998, enacted in 1990, established a worker support fund (Fundo de Amparo ao Trabalhador, or “FAT”) to finance unemployment security programs and professional training programs. FAT receives funding from monthly federal contributions to certain other social programs, including unemployment programs (known by their acronym, PIS/PASEP). In accordance with the Constitution, 40% of the funds provided for FAT are allocated to finance economic growth programs managed by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social or “BNDES”). As of December 31, 2014, FAT had a positive total balance of R$ 231.6 billion.

Level of Employment. The Ministry of Labor customarily reports Brazilian employment statistics in terms of formal employment. Formal employment comprises employment duly registered with the Ministry of Labor and subject to social security contributions by employers. The Ministry of Labor statistics report that formal employment increased by 7.9% in 2010 (or 2,629,827 jobs), 5.6% in 2011 (or 2,026,571 jobs), 3.6% in 2012 (or 1,359,776 jobs), 2.8% in 2013 (or 1,117,171 jobs) and 1.0% in 2014 (or 396,993 jobs).

In the first half of 2015, formal employment fell by 0.84% compared to formal employment at the end of 2014, with 345,417 jobs lost. The decrease in Brazil’s formal employment can be attributed to the generally slower pace of economic activity.

The table below sets forth employment levels by sector for the periods indicated.

Table No. 8

Level of Employment by Sector (1)

	2010	2011	2012	2013	2014
Manufacturing	106.5	108.9	109.3	110.5	108.0
Public Utility/Industrial Services(2)	105.1	107.2	109.6	111.1	112.3
Commerce	107.0	111.9	115.5	118.2	119.8
Services	106.6	112.4	116.0	119.0	121.6
Construction	111.2	117.7	120.6	122.0	116.3
Government Service	100.8	102.0	101.9	103.9	104.6
Total	106.5	111.1	113.7	115.7	116.2

(1)	December 31, 2009 = 100.
(2)	Including water, electricity, telephone and gas services.

Source: Central Bank

The Federal Government measures unemployment using the average annual rate of unemployment in six major metropolitan areas (Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife). According to that measure, the unemployment rate (calculated by averaging the unemployment rate for each month in the year) was 6.7% in 2010, 6.0% in 2011, 5.5% in 2012, 5.4% in 2013 and 4.8% in 2014.

Wages. Law No. 12,382, signed by President Rousseff on February 25, 2011, set a monthly minimum wage of R$545 and also established guidelines for minimum wage adjustments until 2015 based on inflation and GDP growth. For 2015, the minimum monthly wage is R$788.00, an increase of 8.8% compared to the minimum monthly wage in effect for 2014.

According to the Monthly Employment Survey conducted by IBGE in six major metropolitan regions of Brazil (Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Recife and Salvador), the average real wages of all workers increased by 5.9% in 2010, 2.6% in 2011, 3.2% in 2012, 3.2% in 2013 and 1.6% in 2014.

Social Security

Under Brazil’s state-operated social security and pension system, employers are generally required to contribute 20% of each employee’s wages to the system on a monthly basis (except for employers of domestic employees, who contribute 12% of wages, and for employers of financial market employees, who contribute 22.5% of wages). Employees (registered workers and freelance workers) generally contribute between 8% and 11% of their monthly wages; individual and optional contributors generally contribute between 11% and 20% of their monthly income; and individual microentrepreneurs and optional contributors who work only at home contribute 5% of their monthly income for retirement benefits (paid in connection with retirement due to old age, illness or length of service), workers’ compensation, death benefits, maternity leave, sick leave, disability and other social services. As of January 1, 2015, monthly benefits paid by Brazil’s state-operated social security and pension system increased by 6.23%. For 2015, the monthly lower and upper limits of the social security pensions paid to private sector retirees are R$788.00 and R$4,663.75, respectively.

On December 19, 2003, the rules related to retirement and social security for civil servants were further modified by Constitutional Amendment No. 41. The adjustments included (i) an increase in the minimum retirement age for civil servants from 48 to 55 years for women and from 53 to 60 years for men; (ii) a reduction of 30.0% of pensions paid to widows and orphans of civil servants in excess of the monthly ceiling for retirement payments under the general Social Security System; (iii) a contribution to the Social Security System by retired civil servants of 11.0% of the amount by which the retired employee’s pension exceeds 60.0% of the above-mentioned ceiling in the case of federal retirees and 50.0% of the above-mentioned ceiling in the case of all other retired civil servants; (iv) a uniform contribution level for municipal, state and federal workers consisting of at least 11.0% of the amount of the employee’s salary; and (v) the institution of a complementary regime for new civil servants. The changes to the Social Security System under Constitutional Amendment No. 41 were intended to reduce the consolidated deficit in the pension system, which reached R$95.7 billion (2.5% of GDP) in 2010, R$93.0 billion (2.1% of GDP) in 2011, R$102.6 billion (2.2% of GDP) in 2012, R$116.0 billion (2.2% of GDP) in 2013 and R$116.0 billion (2.1% of GDP) in 2014.

Law No. 12,618, dated April 30, 2012, created a complementary pension regime for new civil servants. Under the new law, which seeks to reduce the country’s pension deficit gradually, the pension ceiling for defined-benefit plans of future Federal Government employees will be the same as the ceiling applicable to private-sector workers. To receive a larger benefit, public workers must make contributions to individual retirement accounts created by the law. The Federal Government will match any such contributions by public workers, with the government’s matching contributions limited to 8.5% of the amount by which each employee’s salary exceeds the pension ceiling. A pension fund – FUNPRESP – was created in September 2012 to manage and execute plans to supplement pension benefits for Federal Government civil servants.

Provisional Measure No. 676, dated June 17, 2015, creates a point system, combining the age of the pensioner with the time of his or her contribution to the Social Security System, as an alternative to the Social Security Factor. The Social Security Factor is a formula mandatorily applied to calculate retirement pensions if the retiree is retiring by using his contribution time to the Social Security System and optionally applied if the retiree is applying for retirement due to the retiree’s age. It was created in 1999 to equalize the contribution of the retiree to the Social Security System to the value of expected benefits. By December 2016, women will be able to retire receiving the entire amount of their pension when the sum of their age and contribution time is equal to 85 points. For men, the sum must be equal to 95 points. Beginning in January 2017, the number of points required for a full pension will be increased gradually until it reaches 90 for women and 100 for men in 2022. Congressional approval is still pending.

State-Controlled Enterprises

In Brazil, there are two types of state enterprises: public companies and mixed-ownership companies. Public companies are corporations wholly-owned by the States or the Republic and created by special law to carry on economic activities in any of the corporate forms provided for by law. Examples of federal public companies are BNDES, Federal Savings Bank (Caixa Economica Federal or “CEF”), the Brazilian Post Office and Telegraph Corporation (Empresa Brasileira de Correios e Telégrafos) and the Mineral Resources Exploration Company (Companhia de Pesquisa de Recursos Minerais). Mixed-ownership companies are in corporate form and are majority owned by the Federal Government or a state government. Examples of mixed-ownership companies majority-owned by the Federal Government are Petrobras, Banco do Brasil and Eletrobras. Unless otherwise provided by the law authorizing the creation of a mixed-ownership company, the rights of the Federal Government are those conferred by Brazilian corporate law on majority shareholders generally.

Brazil also has autonomous institutions and public foundations. Autonomous institutions are entities established to carry out public functions that require decentralized financial and operating management, such as the Central Bank, the Securities Commission (Comissão de Valores Mobiliarios, or “CVM”), the Brazilian Institute of the Environment and Renewable National Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or “IBAMA”), the National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), the National Transportation Infrastructure Department (Departamento Nacional de Infraestrutura de Transportes) and the National Department of Mineral Production (Departamento Nacional de Produção Mineral).

Public foundations are non-profit public law entities created to carry out activities not performed by public companies. Public foundations have administrative autonomy and manage their own assets, but their expenses are defrayed by the Federal Government and other sources. Examples of public foundations are the IBGE, the Applied Economics Research Institute (Instituto de Pesquisa Econômica Aplicada) and the National Council of Scientific and Technological Development (Conselho Nacional de Desenvolvimento Científico e Tecnológico).

Under Brazilian law, private parties may only engage in activities considered to be public services if they are authorized to do so by the Federal Government. Through public concessions, the Federal Government has authorized private parties to participate in areas formerly reserved to the Republic under the Constitution, including broadcasting and telecommunications, electric power service and facilities, hydroelectric power generation, certain interstate and international navigational services, interstate and international highway passenger transportation services and the operation of ports. The mining and processing of nuclear ores and minerals and their by-products remain under the Federal Government’s monopoly.

Environment

The Ministry of the Environment (Ministério do Meio Ambiente, dos Recursos Hídricos e da Amazônia Legal) is the federal body responsible for formulating and implementing environmental policies. The National Council on the Environment (Conselho Nacional do Meio Ambiente) prepares environmental regulations, and IBAMA is charged with supervising and overseeing the application of those regulations. Law No. 11,516 dated August 28, 2007, created the Chico Mendes Institute of Biodiversity Preservation (Instituto Chico Mendes de Conservação da Biodiversidade), which is vested with responsibility for the execution of national environmental preservation policies.

The Constitution contains a chapter on environmental protection, providing for the right to a clean environment and imposing upon the Federal Government, the States, the Federal District and municipalities duties to protect the environment, take measures against pollution and protect fauna and flora.

Guided by the premise that economic growth can be reconciled with the sustainable use of natural resources, over the past four decades Brazil has increased its efforts to improve the environment, and has aimed to ensure long-term sustainable development. Today, the country is a key player in discussions on the global environmental agenda and an active member of important multilateral environmental agreements. Brazil also boasts one of largest reserves of tropical rainforest and freshwater biodiversity on the planet and one of the cleanest energy matrices in the industrialized world, with 39.4% of all energy deriving from renewable sources. It is also the world’s leading producer of sugarcane ethanol.

The Brazilian government’s efforts to promote sustainable development of the nation’s biomes have centered on combating deforestation, promoting the recovery and reasonable use of biological diversity, and expanding protected areas. These objectives have been pursued through the following strategies: coordination of specific policies for each biome, creation of spaces for the participation of society, institutional reform of the forest sector and an expanded interpretation of the concept of biodiversity.

The Brazilian Forest Code (Código Florestal Brasileiro, or “Forest Code”), enacted in 2012, sets forth clearer rules on land use in rural and urban areas than its predecessor legislation. The Forest Code also better defines the roles of government, producers and citizens in preserving biodiversity, water, soil and climate integrity. In addition, it provides funding for restoration of deforested areas. The Forest Code does not change land allocation rules to accomplish its preservation goals. Instead, the Forest Code establishes rules designed to restore lands damaged as a result of non-compliance with preservation rules.

The Forest Code also contains rules for restoring Legal Reserves (sub-divided areas within larger privately owned lands that must be set aside and preserved for their natural resources) and Permanent Preservation Areas (Áreas de Preservação Permanente, or “APP” – lands that cannot be used for economic purposes and must remain undeveloped). The Forest Code distinguishes between landowners that engaged in deforestation prior to July 2008, when the Federal Government began considering substantial reforms to Brazil’s forestry laws, and those that engaged in deforestation after 2008. Fines imposed by IBAMA before July 22, 2008 may be suspended for landowners who join Brazil’s Environmental Recovery Program (Programa de Recuperação Ambiental) and, after a deforested area has been restored, the new Forest Code authorizes fines to be redirected at environmental services.

Lands designated as APPs and Legal Reserves are subject to certain preservation requirements under the Forest Code. The percentage of a biome that may be designated as an APP depends on the width of the biome’s water courses. A marginal zone around water courses must be preserved in order to prevent water contamination. A property designated as a Legal Reserve must preserve its native vegetation. The amount of vegetation preserved varies according to the location of the biome. Under the rules of the new Forest Code, certain areas where vegetation has been destroyed have been designated Legal Reserves and these areas cannot be further developed regardless of their size.

Environmental concerns are also a part of the Federal Government’s broader agenda. Since the United Nations Conference on Environment and Development was held in 1992, sustainable development has been at the core of Brazilian foreign policy. In 2012, the summation document produced as a result of the United Nations Conference on Sustainable Development - Rio +20 (entitled “The Future We Want”) was distributed to foreign delegations by the Federal Government. The objective of the conference was to renew international political commitment to sustainable development through the assessment of progress and gaps in implementing decisions made at other major summits held on the subject and through the discussion of new and emerging issues.

According to the Food and Agriculture Organization of the United Nations, Brazil alone registered more than 50% of the overall estimated reduction in carbon emissions between 2001 and 2015. Combating illegal deforestation has been one of the primary reasons for the reduction in carbon emissions. In 2010, Brazil voluntarily made a commitment to the United Nations to reduce greenhouse gas emissions by 36.1% to 38.9% by 2020. Brazil intends to announce more robust commitments to reduce greenhouse emissions at the 21st Session of the Conference of the Parties of the United Nations Framework Convention on Climate Change that will take place in Paris from November 30, 2015 to December 11, 2015.

Education

The Federal Government provides centralized guidelines for public and private education at all levels and is responsible for coordinating the National Board of Education, which evaluates and sets general rules on education. Local governments are responsible for funding free public education for all children up to the completion of secondary education. The Federal Government supplements public education through the Fund for the Maintenance and Development of Basic Education and Enhancement of the Teaching Profession (Fundo de Manutenção e Desenvolvimento da Educação Básica e de Valorização, or “FUNDEB”). The educational cycle is divided into four main stages: preschool, primary, secondary and higher education.

Although primary education has become almost universal for children in Brazil and enrollment rates have risen across schools that provide instruction at other educational levels, education in Brazil is still improving in terms of both quality and access. To raise the quality of education in Brazil, in 2007, the Ministry of Education (“MEC”) launched the Education Development Plan (“EDP”) with the core objective of promoting the systemic vision of education by 2021. While attending primary school, students have access to a range of support programs to ensure that they stay in school. Among these are school meals, free distribution of textbooks, school transport, health promotion in schools and the Family Grant (Bolsa Família) programs, a conditional cash transfer program linked in part to school attendance.

As of December 31, 2014, 28.5 million students were attending primary school in Brazil. In addition, as of December 31, 2014, 8.3 million students were attending secondary school, compared to 3.8 million in 1991. This increase can be attributed to specific policies aimed at encouraging students to stay in school and the additional resources provided to students by FUNDEB.

The University for All Program (Programa Universidade para Todos, or “PROUNI”), launched in 2004, has increased access to higher education in Brazil. Through the PROUNI, low-income students receive full or partial scholarships in private institutions of higher education. Participating universities are granted a tax exemption. Since its inception, the PROUNI has offered 2.2 million scholarships.

On June 25, 2014, the National Congress approved the National Education Plan (Plano Nacional de Educação, or “PNE”) which sets 20 national goals for the education system of Brazil for the period 2014-2024, complying with the constitutional requirement to establish such a national education plan. Among the goals described in the plan, the PNE aims for the Federal Government to invest up to 7% of the GDP annually in public education by the fifth year of plan and 10% of the GDP annually by the tenth year of the plan.

Wealth and Income Distribution

While the gap between Brazil’s wealthiest and poorest citizens remains significant, the gap between the highest and lowest social levels has decreased substantially in recent decades. Stabilization of the economy, through lower inflation levels, has given more purchasing power to the poor. Brazil’s Gini index as measured by the World Bank decreased from 59.8 in 1999 to 52.6 in 2012. The Gini index measures, using a scale of 0 (perfect equality) to 100 (perfect inequality), the extent to which the distribution of income (or consumption) among individuals or households in a country deviates from a perfectly equal distribution.

Brazil is also implementing a set of structured and nationwide social policies, focused on civil rights and the reduction of poverty and inequality. The results of these social policies have advanced Brazil’s efforts to achieve the goals established by the United Nations Organization (“UN”) for the Millennium Development Goals. The Brazilian goal was to reduce extreme poverty by 2015 to one fourth of that observed in 1990. New extreme poverty estimates show that this goal was achieved in 2007. In 2012, the extreme poverty rate reached 3.5%, less than one seventh of the 1990 rate of 25.5%.

Brazil’s main social welfare program to address poverty is the Brazil Without Extreme Poverty Plan (Brasil sem Miséria), which launched in June 2011. The plan focuses on the 16 million individuals whose monthly income per capita is at or below R$77, as well as poor families (monthly income per capita between R$77 and R$154). The plan encompasses income transfer mechanisms, access to public services in education, health, welfare, sanitation and electricity, and initiatives to find impoverished residents employment. With creation of new programs and the expansion of existing initiatives, and in partnership with States, municipalities, public and private companies and civil society organizations, the Federal Government wants to include Brazil’s poorest citizens in the opportunities generated by Brazilian economic growth.

The Family Grant (Bolsa Familia) has been incorporated into the Brazil Without Extreme Poverty Plan. Launched by the Federal Government in 2003, the Family Grant is a conditional cash transfer program that provides more than 14 million families

(around 50 million people) with a monthly cash allowance, provided that they meet certain criteria: the children in the beneficiary household are enrolled in school; they receive regular medical vaccination; and pregnant women receive full pre-natal care. Based on family income and the number and age of the children in the beneficiary household, families receive approximately R$35 to R$336 per month as a result of the program. In March 2013, the last of the Family Grant beneficiaries who still lived in extreme poverty rose above the extreme poverty line. Twenty-two million people have overcome extreme poverty since the launch of the Brazil Without Extreme Poverty Plan. The cash transfer under the Family Grant totaled R$26.3 billion in 2014 and is expected to reach R$27.1 billion in 2015.

The Federal Government’s social housing initiative for low to middle income families is called “My House My Life” (Minha Casa Minha Vida). As of December 2014, the program has generated contracts for more than 3.7 million houses and delivered approximately 1.9 million houses, benefiting more than 7 million Brazilians since commencing. Subsidies provided to homeowners under the program can equal up to 95% of the property value.

A key priority for the Federal Government’s energy policy is increasing access to electricity. The Light for All Program (Programa Luz para Todos) was introduced in 2003, with the objective of bringing electricity to more than 10 million people in Brazil’s rural areas, a goal which was achieved in May 2009. Through the program, electricity connections are made to homes free of charge. Since the creation of PAC 2, the Light for All Program has given nearly 2.0 million additional people throughout Brazil access to electricity. By December 31, 2014, the program added 538,000 new electricity connections through PAC 2. According to the World Bank, in 2012, 99.5% of Brazilians had access to electricity.

Since March 2013, all products in the basic food basket, which generally consists of dietary staples, have been free of federal taxes. In addition to making these essential products less expensive, the federal tax measure was adopted to stimulate the economy by expanding the consumption of staple products for families, especially those with low incomes.

Antitrust Law

Brazil’s Antitrust Law, Law No. 12,529, effective at the end of May 2012, established a new framework for competition policy in Brazil and changed the structure of its three antitrust agencies: the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica, or “CADE”), the Secretariat of Economic Law of the Ministry of Justice (Secretaria de Direito Econômico, or “SDE”) and the Secretariat for Economic Monitoring of the Ministry of Finance (Secretaria de Acompanhamento Econômico, or “SEAE”). The new system centralized the tasks of undertaking anticompetitive-conduct investigations, merger control and final antitrust regulatory approval in a single independent agency, the “New CADE”. The most significant institutional changes in the law affected SDE and SEAE. SDE’s Department of Economic Protection and Defense was abolished and its investigative and preliminary enforcement responsibilities in competition cases were transferred to a new CADE General Superintendency, composed of a General Superintendent and two deputy Superintendents. SEAE is no longer responsible for merger control analysis. Instead, CADE is the sole Brazilian antitrust agency, which simplifies the overall clearance process and promotes greater efficiency.

The main purpose of the law was to update the Brazilian antitrust clearance system, expedite the course of antitrust proceedings and further the country’s economic and social development. The law sets forth general criteria for determining anti-competitive behavior, such as tying, refusal to deal, price fixing, predatory pricing, exclusive dealing arrangements and resale price maintenance. Under the former antitrust system, all acts or transactions (regardless of form) were required to be submitted for antitrust approval if the act or transaction involved an entity (or group of entities, if a group of entities acted in concert) with more than R$400 million in revenues in Brazil during the preceding fiscal year. Under the current law, in addition to the existing R$750 million revenue threshold, submission of the transaction to CADE is only required if a second company or group involved in the transaction had more than R$75 million in revenues in Brazil in the preceding fiscal year.

A market share criteria stipulated by the former law has also been abolished. Under the former antitrust system, a dominant position occurred whenever a company or group of companies controlled a significant share of the relevant market, whether that market control involved a product, a service or a related technology supplier, agent, purchaser or financial backer. A dominant position was presumed whenever the company or group of companies controlled 20% of a relevant market. The current law establishes that a dominant position is presumed whenever a company or group of companies is able to change the market conditions unilaterally or in coordination with others or when it controls 20% or more of the relevant market. Companies holding a dominant position require CADE’s approval before engaging in transactions that increase their share of the relevant market.

The current law also provides for a clear definition of what is considered a “concentration act” that must be submitted to CADE for approval. Each of the following constitutes a “concentration act”: (i) the merger of two or more independent companies; (ii) the acquisition of one or more companies, directly or indirectly, through a purchase or exchange of shares, securities convertible into shares, quotas, bonds or assets (tangible or intangible), through a contract or otherwise; (iii) the control of the interest in one or more companies; (iv) the takeover by one or more companies of another company; and (v) the association, consortium or joint venture between two or more companies, except when such contracts are entered into for a specific enterprise and for a defined period, or in cases of public bids. Transactions subject to clearance now have to wait for CADE’s final approval before they can close.

Under current law, violations for anticompetitive practices could subject a company to fines between 0.1% and 20% of the company’s gross revenues for the fiscal year preceding the start of an antitrust investigation. If it is not possible to establish gross revenue, a fine could be between R$50,000 and R$2 billion. The law expressly notes that the revenues to be considered for the purpose of any fine should be revenues related to the relevant market in which the infringing anticompetitive practices occurred. Fines applicable to individuals intentionally participating in anticompetitive practices on behalf of a company will be calculated based on the fine imposed on their company and can range from 1% to 20% of the company’s fine.

Incentives for Private Investment

Regulatory framework

Technology.

The Innovation Act, Law No 10,973, dated December 2, 2004, aims at increasing economic efficiency and boosting development and diffusion of technologies that have great potential for inducing economic activity and improved competitiveness in international trade. The “Good Act”, Law No. 11,196 of November 21, 2005, instituted tax incentives for companies that perform research and development of technological innovation. Under the Good Act, payments made to micro and small companies in exchange for research and development services may be deducted as operating expenses for tax purposes, even if the payee has an economic interest in the product of such services.

Industrial Property.

The Industrial Property Law, Law No 9,279, dated May 14, 1996, regulates the rights and obligations related to industrial property and provides for the protection of these rights while counterbalancing social interest and technological and economic developments. The property protected by industrial property rights are inventions and utility models (which are protected by a patent letter) and industrial designs and trademarks (which are protected by a registration certificate).

Public-Private Partnerships.

Brazilian law provides for two types of public-private partnerships: (i) contracts for concessions of public works or utility services under which private party concessionaires receive payments from a public sector entity in addition to tariffs charged to end-users and (ii) contracts for rendering services under which a public sector entity is the end-user. Public-private partnership contracts must be worth at least R$20 million and provide for a service period of between five and thirty-five years, including any extensions of the term. All such contracts can only be awarded through a public bidding process. According to the National Treasury, public-private partnership contracts in which the Federal Government assumes more than 40% of the entrepreneurship risk are accounted for as public assets.

National Policy for Regional Development

In 2007, the National Policy for Regional Development (Política Nacional de Desenvolvimento Regional, or “PNDR”) was created to address regional inequalities. PNDR’s main source of financing, in addition to the General Budget of the Federal Government, comes from regional development funds. PNDR is monitored by the National Information System for Regional Development and coordinated by the Ministry for National Integration.

PRINCIPAL SECTORS OF THE ECONOMY

Industry

The industrial sector includes the mining, oil and gas, manufacturing, construction and public utilities subsectors. The industrial sector grew by 10.4% in 2010, 4.1% in 2011, 0.1% in 2012, and 1.8% in 2013 and contracted by 1.2% in 2014.

As of December 31, 2014, the industrial sector represented 20.0% of GDP, compared to 20.7% of GDP in 2013. As of December 31, 2014, mining, oil and gas represented 17.0%, manufacturing represented 46.4%, construction represented 27.8%, and public utilities represented 8.6% of the total industrial sector output.

Table No. 9

Annual Changes in Industry Production

By Category of Use

	2010	2011	2012	2013	2014
Capital Goods	21.3	5.0	(11.2)	12.2	(9.2)
Intermediate Goods	10.4	0.0	(1.6)	0.4	(2.7)
Consumer Goods	7.0	(0.4)	(0.5)	2.6	(2.3)
Durable Goods	11.6	(3.0)	(1.4)	4.4	(9.1)
Nondurable Goods	5.3	0.9	0.1	0.8	3.5

Sources: IBGE

Considering the industrial activity of origin, capital goods and durable consumer goods production increased by 21.3% and by 11.6% in 2010, respectively. In 2011, capital goods production increased by 5.0% and durable consumer goods production decreased by 3.0%. In 2012, capital goods and durable consumer goods production decreased by 11.2% and by 1.4%, respectively. In 2013, capital goods and durable consumer goods production increased by 12.2% and by 4.4%, respectively. In 2014, capital goods and durable consumer goods production decreased by 9.2% and by 9.1%, respectively.

Launched in August 2011, the Greater Brazil Plan comprised a coordinated set of the Federal Government’s industrial, technological and foreign trade policies from 2011 to 2014 to support Brazil’s competitiveness. The plan’s objectives were to sustain inclusive economic growth in adverse economic environments and to promote structural changes in Brazil’s role in the global economy. The Greater Brazil Plan focused on innovation and the development of scale in Brazil’s productive industry, as well as sustained gains in labor productivity. The Greater Brazil Plan involved important measures that promote investment and exports as a means of addressing local currency appreciation, improving credit, advancing the regulatory framework for innovation, strengthening trade remedies against unfair imports, expanding business tax incentives, and facilitating financing for the scaling of production and supply chain competitiveness.

In 2012, the Federal Government implemented additional measures under the Greater Brazil Plan, which were aimed at strengthening Brazilian industry in the face of competition from imported products. The expansion of the Greater Brazil Plan encompassed tax measures, foreign trade financing, incentives to stimulate the information and communication sectors, credit measures and the creation of a new automotive regime. The Brazilian Agency for Industrial Development (Agência Brasileira de Desenvolvimento Industrial) is responsible for monitoring and evaluating the industry sector and systemic measures of the Greater Brazil Plan.

In the assessment of the plan for the period 2011-2014, the Federal Government articulated that the plan’s industrial policy was, broadly, to contribute to the countercyclical effort of the government and thereby ensure quality job and income growth. Regarding trade policy, the plan provided for: (i) integration with strategic partners; (ii) productive integration with South America; and (iii) increased export of goods, services and capital to Africa.

Mining, Oil and Gas.

The mining, oil and gas sector grew by 14.8% in 2010 and 3.3% in 2011. The sector declined by 0.8% in 2012 and by 2.5% in 2013. In 2014, the sector grew by 8.7%. The mining, oil and gas sector represented 2.8% of GDP in 2010, 3.7% of GDP in 2011, 3.7% of GDP in 2012, 3.6% of GDP in 2013 and 3.4% of GDP in 2014.

In 1997, Law No. 9,478 ended Petrobras’s monopoly of the oil industry in Brazil and defined the Republic’s role in regulating and supervising the industry. The National Agency of Oil, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis, or “ANP”), an agency linked to the Ministry of Mines and Energy, was created to regulate the oil industry in Brazil. One of ANP’s tasks is to conduct tenders for concessions to drill for oil and natural gas in defined areas or blocks. Since 1999, twelve tenders have been held, resulting in the award of block concessions to Petrobras and other Brazilian and international companies. On November 28, 2013, the twelfth bidding round for oil and natural gas concessions took place. The round generated R$165.2 million in signing bonus revenue. On December 9, 2014, the Brazilian Council for Energy Policies approved ANP’s 13th bid round for oil and gas exploratory areas to be held in 2015.

In 2010, the Federal Government created the production sharing model wherein it established new rules for oil exploration and production in pre-salt areas that were not under the concession model previously and were in strategic areas. Under this model, (i) the contractor undertakes the exploration and production activities at its own expense and risk; (ii) the company or the consortium carrying out the activities takes on the exploratory risks; (iii) in the bidding process, the judging criteria is the percentage of excess oil (called profit oil), i.e., whoever offers the Federal Government the largest share of the volume of oil produced succeeds; (iv) if a discovery made in the area under the sharing system is not economically feasible, the company or consortium receives no compensation from the Federal Government; (v) if there is a commercial discovery, the company or consortium receives, as compensation, the production volumes corresponding to their exploration costs (the so-called “oil cost”), the production volumes corresponding to the royalties due and profit oil. Petrobras always works as the operator, with a minimum interest of 30%.

For the rest of the territory, about 98% of the total area of the Brazilian sedimentary basins, the concession regime established by Law No. 9,478, dated August 6, 1997, remains in place. In the Concession Model, (i) the concessionaire takes on all risks and investments in exploration and production; (ii) in the bidding process, the signing bonus, the local content percentage, and the minimum exploration program - a proposal for the exploration work the companies submit to ANP - define the winner; (iii) in the event of a commercial discovery, the concessionaire shall pay the Republic, in cash, taxes levied on income, plus the applicable government take (royalties, special take, and payment for area occupation or retention); and (iv) after the payments are made to the Republic, the oil and natural gas lifted from a block are the concessionaire’s exclusive property.

The discovery of significant reserves in the pre-salt layer off of Brazil’s southeastern coast has the potential to turn Brazil into an oil exporting country. From 2010 to 2014, the average annual daily production from the pre-salt layer grew almost twelvefold, from an average of 42,000 barrels per day in 2010 to 492,000 barrels per day in 2014. This currently represents approximately 20% percent of Brazil’s total production, and in 2018 it is expected to reach 52% of Brazil’s oil production.

Law No. 12,734, dated November 30, 2012, established new rules for distributing among Brazilian States any royalties and special participations related to oil, natural gas and other hydrocarbons exploitation. The State of Rio de Janeiro challenged the constitutionality of the law, and the Supreme Court has partially suspended its enforcement until the case has been adjudicated.

In October 2013, a consortium composed of Petrobras (40%), Shell (20%), Total (20%), CNPC (10%) and CNOOC (10%) won the first concession of oil and natural gas rights in a section of the Brazilian pre-salt layer (the Libra field), under the production sharing model. The winning consortium pledged to the Federal Government 41.65% of the oil profit. The companies paid a R$15 billion signing fee.

Brazilian production reached approximately 822.9 million barrels of oil and 31.9 billion cubic meters of natural gas in 2014. This represented an increase of 11.4% in oil production and an increase of 13.2% in natural gas production compared to 2013. Between 2004 and 2014, oil production grew by 52.2% and natural gas production grew by 87.9%.

ANP is also responsible for regulating the production of ethanol in Brazil. The Federal Government has supported the development of production and distribution technologies to enable the use of ethanol as an alternative to petroleum. As the world’s largest producer and exporter of sugarcane ethanol, Brazil is now at the forefront of renewable energy among developing countries. The complete cycle of ethanol production comprises a national enterprise, from the development of special sugarcane varieties, crop techniques, processing, storage, and distribution to flex fuel engine technology. Today, research is focused on the development of sugarcane varieties, second-generation ethanol, and optimization of agricultural and industrial production processes. In 2014, national production of anhydrous and hydrated ethanol reached 28.8 million cubic meters, an increase of 3.6% compared to production in 2013.

The Federal Government has promoted biodiesel production and its use as a sustainable energy source—technically and economically—through the National Program for the Production and Use of Biodiesel (Programa Nacional de Produção e Uso do Biodiesel). Since 2005, consumer traded diesel oil has been required to contain a minimum ratio of biodiesel, and since 2014, all diesel oil traded in Brazil has had to contain 7% biodiesel. Biodiesel production was 2.4 million cubic meters in 2010, 2.7 million cubic meters in 2011, 2.7 million cubic meters in 2012, 2.9 million cubic meters in 2013 and 3.4 million cubic meters in 2014.

Construction.

The construction sector grew by 13.1% in 2010, 8.3% in 2011, 2.8% in 2012, 4.7% in 2013 and declined 2.6% in 2014. The construction sector represented 5.3% of GDP in 2010, 5.3% of GDP in 2011, 5.6% of GDP in 2012, 5.5% of GDP in 2013 and 5.6% of GDP in 2014.

Services

The services sector includes the retail services, transport, communications, financial intermediation, other services, rental services and government subsectors. The services sector grew by 5.8% in 2010 (including a 9.4% rise in financial services and a 5.6% rise in communications), 3.4% in 2011 (including a 5.3% rise in the financial services sector and a 6.5% rise in communications), 2.4% in 2012 (including a 2.2% rise in the financial services sector and a 5.4% rise in the communications sector) and 2.5% in 2013 (including a 1.7% rise in the financial services sector and a 6.5% rise in the communications sector). In 2014, the services sector grew by 0.7%, including a 0.4% growth in the financial services sector and a 4.6% growth in the communications sector.

As of December 31, 2014, the service sector represented 60.7% of GDP, compared to 59.5% of GDP in 2013. As of December 31, 2014, retail services represented 10.3% of GDP; transport represented 3.9%; communications represented 3.2%; financial intermediation represented 5.7%; other services represented 14.5%; rental services represented 8.7%; and the Government represented 14.4% of GDP, respectively.

Transport

Brazil has a road network of approximately 1.7 million kilometers, of which approximately 12.2% is paved. Most paved roads are maintained by federal and State authorities, while the vast majority of unpaved roads are the responsibility of local authorities. Brazil’s railway system consists of approximately 28 thousand kilometers. Between 2006 and 2014, freight traffic on railways in Brazil increased from 238.4 billion Revenue Tonne Kilometres (“RTK”) to 307.3 billion RTK, a growth of 28.9%. For recent developments on the road and railroad segments of the most recent phase of the Logistics Investment Program (Programa de Investimento de Logística, or “PIL”), see “Public Finance—Federal Government’s programs and plans—Logistics Investment Program and Planning and Logistics Company”.

Major Brazilian cities are served by both domestic and international airlines, and many smaller communities benefit from scheduled service by domestic airlines. In 2014, there were 112.8 million airline passengers in the 60 airports managed by Infraero (the state-owned company that manages airports in Brazil).

Brazil is in the process of issuing concessions for some of its airports. The São Gonçalo do Amarante international airport, in Rio Grande do Norte, was the first Brazilian airport to be privatized (2011). The period of the concession for this airport is 28 years.

Following a decision made in 2011 by the Federal Government to include Guarulhos and Campinas (Viracopos) international airports, in the State of São Paulo, and Brasilia international airport, in the Federal District, in the National Privatization Program, management contracts for the three largest Brazilian airports were granted to private companies in 2012. The concession period is 20 years for Guarulhos, 30 years for Campinas (Viracopos) and 25 years for Brasilia.

Concessions for expansion, maintenance and operation of international airports: Galeão, in the State of Rio de Janeiro, and Confins, in the State of Minas Gerais, were granted to private operators in 2013 under the PIL.

For recent developments on the airport segment of the most recent phase of the PIL, See “Public Finance—Federal Government’s programs and plans—Logistics Investment Program and Planning and Logistics Company”.

The National Civil Aviation Agency (Agência Nacional de Aviação Civil) is responsible for monitoring the airports and managing their concession contracts. Brazil’s national airport authority, Infraero, will maintain 49% ownership of the airport concessionaires and assist with airport management.

With 8,500 km of sea coast, the Brazilian port industry handles more than 90% of Brazil’s exports. In 2014, about 968.9 million tons of products passed through Brazilian ports, an increase of 4.3% compared to 2013. Brazil’s main ports are in Rio de Janeiro (State of Rio de Janeiro), Santos (State of São Paulo), Paranaguá (State of Paraná), Rio Grande (State of Rio Grande do Sul) and São Sebastião (State of São Paulo). Port policy is formulated by the Secretariat of Ports in the Office of the President of Brazil (Secretaria de Portos da Presidência, or SEP/PR). Of the 37 statutory ports under the management of SEP/PR, 14 are supervised by, granted to or operated by State and local governments. The other 23 maritime ports are administered directly by Docks Companies, which are joint stock companies that each have the Federal Government as their the majority shareholder. Docks Companies are therefore directly linked to the SEP/PR.

Law No. 12,815 dated June 5, 2013, is designed to improve planning for, and management of, Brazil’s ports by reorganizing the port sector. Decree No. 8,033, dated June 27, 2013, governs the development of maritime port activities, including the construction and operation of new ports. Contracts for new ports will have a term of up to 25 years, but the contracts are renewable once for a period equal to the initial term of the contract. Private enterprises that obtain the right to build and operate new ports will be selected through public auctions. For recent developments on the port segment of the most recent phase of the PIL, See “Public Finance—Federal Government’s programs and plans—Logistics Investment Program and Planning and Logistics Company”.

Telecommunications. The telecommunications sector includes telecommunications services, computer services, audiovisual services, and other services, including editing, integrated editing to printing, news agencies and journalism. Telecommunications services include fixed line telephony, mobile telephony, specialized mobile services (trunking), satellite telecommunications, internet access providers, transmission and reception of radio and television signals, installation and other services.

Computer services include software development, data processing, consulting, equipment sales and software, outsourcing, support and maintenance of software among others. Audiovisual services include advertising and merchandising for TV and Radio, Cable TV programming, film screenings and auxiliary production of TV programs.

Until the privatization of the telecommunication sector in 1998, the network was run by concessionaires in each State that were subsidiaries of Telecomunicações Brasileiras S.A., or Telebrás. Since the late 1980s, considerable investment has been made in the expansion of telecommunications services, including the establishment of cellular telephone systems in all of the States and the first fiber optic communications connection between the cities of Rio de Janeiro and São Paulo, which largely accounts for the subsequent significant growth in the communications sector. Law No. 9,295, dated July 19, 1996, permits the Federal Government to auction, to private companies, licenses to build and operate cellular telephone systems. In privatizing the telecommunication sector, the Federal Government sought to provide universal access to, and improve the quality of, telecommunications services through increased investment. In 2014, investment in the telecommunication sector amounted to R$36.6 billion, including concessions, which represents an increase of 17% when compared to 2013. Since privatization, the total investment in the telecommunication sector reached R$350 billion.

The Brazilian Telecommunication Regulatory Agency (Agência Nacional de Telecomunicações, or “ANATEL”), created in 1997, is responsible for regulating the telecommunications sector. Among its legal duties, ANATEL is responsible for (i) implementing the national telecommunication policy; (ii) managing the national spectrum and orbital usage; (iii) regulating, authorizing and enforcing regulations for operators on the provision of telecommunication services; (iv) defining standards to be followed by operators in the supply of telecommunication services; (v) standardizing and approving telecommunication products; and (vi) preventing violations of telecommunication users’ rights.

Communication services increased by 4.6% in 2014 compared to an increase of 6.5% in 2013.

Electric Power. Between 2003 and 2004, the Federal Government laid the foundations for improvements to Brazil’s energy sector. Known as the “New Model”, these improvements were based on Laws No. 10,847 and 10,848 of March 15, 2004 and Decree No. 5,163 of July 30, 2004. The New Model for the electricity sector aims to ensure the security of Brazil’s electricity supply, to offer electricity at moderate tariffs and to promote social inclusion in the Brazilian electricity sector.

In institutional terms, the New Model created an entity responsible for long term planning in the electric sector, the Energy Research Company, an institution whose function is to assess continuously the security of electricity supply (the Electric Sector Monitoring Committee), an institution to provide continuity to the activities of Brazil’s wholesale energy market, and an institution to address trade in electricity delivered through the Interconnected System (the Chamber for Trade in Electric Energy). Other important changes included the designation of the Ministry of Mines and Energy as the authority responsible for concessions and expansion of the autonomy of the National Electric System Operator.

With regard to energy trade, two markets were established for the sale and purchase of energy: the Regulated Contracting Environment, the market in which energy generators and distribution agents participate, and the Free Contracting Environment, the market in which generation agents, traders, importers, exporters and free consumers participate. The model includes rules for actors in the sector, such as requirements for distributors, a new methodology for calculating guarantees for the sale of generation capacity, proportional contracting of hydroelectric and thermoelectric plants to ensure better balance between supply security and cost, as well as permanent monitoring of the continuity and security of supply in order to detect cyclical imbalances between supply and demand.

In terms of tariff moderation, the model provides for the purchase of electricity by distributors in the regulated market through auctions, subject to lowest cost criteria, which reduce the acquisition costs of electric energy. The Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica, or “ANEEL”), created in 1996, is responsible for regulating and auditing electric energy production, transmission, distribution and retail markets based on guidelines instituted by the Federal Government.

Decree No. 2,003, dated September 10, 1996, sets forth the regulatory framework for independent power producers (“IPPs”) and self-producers. Pursuant to this decree, the development of hydroelectric power plants by an IPP or a self-producer requires a concession (awarded following a bidding process) only when the project will generate power in excess of 1 MW in the case of an IPP and 10 MW in the case of a self-producer. In all other cases, including development of thermoelectric plants, the IPP or self-producer is only required to obtain authorization from, or to register with, ANEEL.

As of July 10, 2015, Brazil’s installed generating capacity was 145.9 GW. The Brazilian electric power matrix derives approximately 75.0% of its energy from renewable sources and approximately 19.4% from non-renewable sources. This energy comes from a variety of sources: 61.9% is produced by hydroelectric plants, 24.23% is produced by thermal plants, 2.5% is produced by coal-fired plants, 1.4% is produced by nuclear power plants, 4.4% is produced by aeolian (wind) and solar plants and 5.6% of the total electricity power supply was imported.

Electric power supply is still a concern due to the low water levels experienced at reservoirs of hydroelectric power plants, which account for more than 60% of electric power generation in Brazil. The Northeast and Midwest/Southeast regions of the country are the most affected by the drop in the water level of the reservoirs. The Midwest/Southeast region accounts for more than half of hydroelectric generation in the country.

The low level of rainfall during 2013 and 2014 contributed to low reservoir levels. At the end of August 2015, the reservoirs storage remained at relatively safe levels: 35.2% at Southeast/Midwest and 19.4% at Northeast reservoirs according to the National System Operator (Operador Nacional do Sistema). As a result, the Federal Government does not foresee an electric power shortage in 2015.

Agriculture and Livestock

Brazil’s agriculture and livestock sector is among the most prosperous and competitive in the world. Brazil is the largest producer and exporter of coffee, the second largest producer and exporter of soybeans and the largest exporter of sugar. In the 2014/2015 season, Brazil accounted for 35.0% of the world’s coffee production, 29.4% of global coffee exports, 29.7% of global soybeans production, 39.2% of global soybeans exports, and 45.3% of global sugar exports.

Brazil is the largest producer of beef in the world and the largest global exporter of beef and broiler meat. In 2014, Brazil produced 9.7 billion tons of beef and exported 1.9 billion tons (19.1% of world exports). Broiler meat exports totaled 3.6 billion tons in the same period, corresponding to 33.9% of total global broiler meat exports.

Despite a slowdown in global agricultural trade, Brazilian agricultural exports have been growing, increasing Brazil’s relative share in the international market and consolidating Brazil’s position as one of the leading agricultural producers and exporters. In 2014, these agricultural exports were approximately US$82.6 billion (accounting for 36.7% of Brazil’s total exports) compared to US$100.0 billion or 41.3% of Brazil’s total exports in 2013. Among the main products exported in 2014, soybean products ranked first, accounting for 14.0% of Brazil’s total exports; meats ranked fifth, accounting for 7.5% of Brazil’s total exports; sugar and ethanol ranked eighth, accounting for 4.6% of Brazil’s total exports; and coffee ranked eleventh, accounting for 2.9% of Brazil’s total exports.

The gross value of the agriculture and livestock sector’s production in 2014 grew to R$463.9 billion, representing an increase of 2.6% compared to 2013. Of this amount, R$291.0 billion was agricultural production and R$172.9 billion was livestock production.

The Federal Government’s Agriculture and Livestock Plan 2015/2016 includes R$187.7 billion in investments in Brazil’s agricultural crops. Of these resources, R$149.5 billion is intended to finance the production and marketing of crops, and R$38.2 billion is intended to support investment programs. The estimated annual growth of Brazil’s grain production for the 2014/2015 season is expected to be 7.9%, yielding a total of 208.8 million tons of grain.

As of December 31, 2014, the agriculture and livestock sector represented 4.8% of GDP, consistent with 2013.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

After five years of surpluses, from 2003 to 2007, Brazil has run current account deficits since 2008. The current account deficit reached US$47.3 billion in 2010 (1.2% of GDP), US$52.5 billion in 2011 (1.2% of GDP), US$54.2 billion in 2012 (1.2% of GDP), US$81.2 billion in 2013 (1.6% of GDP) and US$91.3 billion in 2014 (1.7% of GDP). The services account presented deficits of US$70.3 billion in 2010, US$85.3 billion in 2011, US$76.5 billion in 2012, US$86.9 billion in 2013 and US$89.3 billion in 2014. From 2010 to 2012, Brazil’s balance of payments registered surpluses of US$49.1 billion, US$58.6 billion and US$18.9 billion, respectively. In 2013, Brazil’s balance of payments registered a deficit of US$5.9 billion. In 2014, Brazil’s balance of payments registered a surplus of US$10.8 billion.

Exports totaled US$201.9 billion in 2010, US$256.0 billion in 2011, US$242.6 billion in 2012 and US$242.0 billion in 2013. In 2014, exports totaled US$225.1 billion, a 7.0% decrease from 2013. Imports totaled US$181.8 billion in 2010, US$226.2 billion in 2011, US$223.2 billion in 2012 and US$239.7 billion in 2013. In 2014, imports totaled US$229.1 billion, a 4.5% decrease from 2013. From 2010 to 2013, Brazil registered trade surpluses of US$20.1 billion, US$29.8 billion, US$19.4 billion and US$2.3 billion, respectively. In 2014, Brazil registered a trade deficit of US$4.0 billion.

The generally slower pace of economic activity had a negative impact over the services account contributing to the current account deficit. The economic deceleration of the Brazilian economy in 2014 was also the main cause behind the lower trade flow registered in the year.

From April 2015, the statistics of the external sector published by the Central Bank are in accordance with the sixth edition of the Balance of Payments and International Investment Position Manual of the IMF. This methodological update improves the national statistical standard, aligning it with international best practices, and ensuring consistency with the new National Accounts methodology adopted by the IBGE in 2015. Figures in this Annual Report prior to 2015 have not been restated and are presented in accordance with the fifth edition of the Balance of Payments and International Position Manual of the IMF.

In the first half of 2015, the trade balance presented a surplus of US$2.2 billion compared to a deficit of US$2.5 billion accumulated during the same period in 2014. Exports totaled US$94.3 billion (compared to US$110.5 billion in the first half of 2014) while imports reached US$92.1 billion (compared to US$113.0 billion in the same period of 2014).

Lower trade flow was prompted by a decline in exports (14.7%) and in imports (18.5%) during the first half of 2015. Lower commodities prices largely influenced the drop in exports. Decreased economic activity in Argentina has also hindered the export of manufactured goods to that country. The decrease in Brazil’s imports can be attributed to the generally slower pace of economic activity it experienced in 2014.

Brazil’s net capital and financial account surplus was US$99.1 billion in 2014, which represents an increase from the surplus of US$74.4 billion in 2013. Foreign direct investment net inflows totaled US$62.5 billion in 2014, a decrease of 2.3% from 2013. Net portfolio investment inflows totaled US$33.5 billion in 2014, compared to a net inflow of US$34.7 billion in 2013.

According to the new methodology, in the first half of 2015, the current account registered a deficit of US$37.9 billion while the services account registered a deficit of US$20.4 billion. The capital account registered a surplus of US$128 million in the first half of 2015 and the accumulated financial account deficit was US$37.0 billion in the same period.

The most significant changes in Brazil´s balance of payments during the first half of 2015 were related to a decrease in the trade balance. Nevertheless, foreign investments in Brazil remained at historically strong levels, outpacing Brazil’s current account deficit.

The following table sets forth information regarding Brazil’s balance of payments for each of the periods indicated.

Table No. 10

Balance of Payments (1)

(in millions of Dollars)

	2010	2011	2012	2013	2014
Current Account	-47,273	-52,474	-54,249	-81,227	-91,288
Trade Balance (FOB)	20,147	29,793	19,395	2,286	-3,959
Exports	201,915	256,040	242,578	242,034	225,101

Imports	-181,768	-226,247	-223,184	-239,748	-229,060
Services and Income Balance	-70,322	-85,251	-76,489	-86,879	-89,251
Services	-30,835	-37,932	-41,042	-47,101	-48,928
Income	-39,486	-47,319	-35,448	-39,778	-40,323
Compensation of employees	499	567	511	511	354
Profits and Dividends	-30,375	-38,166	-24,112	-26,045	-26,523
Interests payments	-9,610	-9,719	-11,847	-14,244	-14,154
Current Transfers (net)	2,902	2,984	2,846	3,366	1,922
Capital and Financial Account	99,912	112,381	70,010	74,353	99,069
Capital Account (2)	1,119	1,573	-1,877	1,193	590
Financial Account	98,793	110,808	71,887	73,159	98,479
Direct Investment	36,919	67,689	68,093	67,491	66,035
Abroad	-11,588	1,029	2,821	3,495	3,540
In Brazil	48,507	66,660	65,272	63,996	62,495
Portfolio Investments	63,011	35,311	8,770	25,689	30,227
Assets	-4,784	16,858	-7,764	-8,975	-3,304
Liabilities	67,795	18,453	16,534	34,664	33,531
Derivatives	-112	3	25	110	-1,568
Other Investments (3)	-1,025	7,805	-5,002	-20,131	3,785
Assets	-42,567	-39,005	-24,550	-39,873	-45,927
Liabilities	41,543	46,810	19,549	19,742	49,712
Errors and Omissions	-3538	-1,271	3,138	947	3,052
Overall Balance (Change in reserves)	49,101	58,637	18,900	-5,927	10,833

(1)	These figures were calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual, Fifth Edition.
(2)	Includes migrant transfers.
(3)	Includes installments.

Source: Central Bank

Foreign Trade

Brazilian exports of primary goods represented 48.7% of the total goods exported in 2014, while industrialized products (semi-manufactured and manufactured goods) represented 51.3% of the total exported.

Since 2009, the largest market for Brazilian products has been the Asian market, with exports in 2014 amounting to approximately US$73.5 billion (32.7% of total exports), followed by the European Union with exports totaling approximately US$42.0 billion (18.7% of total exports). Exports to the United States increased from US$24.9 billion (or 10.3% of total Brazilian exports) in 2013 to US$27.1 billion (or 12.1% of total Brazilian exports) in 2014. The volume of exports to Mercosur countries decreased from US$29.5 billion (or 12.2% of total exports) in 2013 to US$25.1 billion (or 11.1% of total exports) in 2014.

During the first six months of 2015, exports to the European Union reached US$17.0 billion (representing 18.0% of all Brazilian exports), a decrease of 18.8% compared to the same period in 2014. Exports to the United States reached US$12.0 billion (12.7% of all Brazilian exports), a decrease from the US$12.8 billion in exports registered in 2014. Exports to Asia reached US$31.7 billion, representing 33.6% of all Brazilian exports. Over the same period in 2014, exports to Asia were US$38.6 billion, or 35.0% of Brazilian exports. China is Brazil´s most significant Asian partner in foreign trade. Exports to China totaled US$23.9 billion in 2014, or 21.6% of all Brazilian exports for that period. During the first half of 2015, exports to China totaled US$18.5 billion, a decline of 22.6% when compared to the same period in 2014.

To provide export financing under the terms and conditions prevailing in the international market, the Federal Government established the Export Financing Program (“PROEX”) in 1991. There are two forms of credit assistance available under the program: direct financing and interest rate equalization. Direct financing can be provided to Brazilian exporters (supplier’s credit) or to foreign importers (buyer’s credit); direct financing also may be provided for the production of goods and services for export. Interest rate equalization is a form of credit assistance through which PROEX assumes part of the finance charges associated with a loan granted by another financial institution through equalization payments, making the net financial burden of the loan compatible with those available on the international market. The Federal Government increased resources for PROEX from R$1.2 billion to R$3.1 billion and increased the financing period of the program from 10 to 15 years in April 2012 as part of the Greater Brazil Plan. The PROEX budget for 2015 is approximately R$3.6 billion, compared to R$3.9 billion in 2014.

In 2014, intermediate goods represented 45.0% of total imports, and capital goods accounted for 20.8% of total imports. Consumer goods represented 17.0% of total imports, while fuel and oil represented 17.3% of the total. Imports from the European Union were US$46.7 billion in 2014 (or 20.4% of all Brazilian imports), while imports from the United States were US$35.3 billion in 2013 (or 15.4% of all Brazilian imports). Imports from Asia decreased from US$73.2 billion in 2013 (or 30.5% of all Brazilian imports) to US$71.2 billion in 2014 (or 31.1% of all Brazilian imports).

During the first half of 2015, imports from the European Union reached US$19.3 billion, representing 21.0% of all Brazilian imports, a decrease of 18.1% compared to the same period in 2015. Imports from the United States reached US$14.5 billion (15.7% of all Brazilian imports), a decrease from the US$17.6 billion in imports registered in the first half of 2015. Imports from Asia reached US$30.8 billion, representing 33.5% of all Brazilian imports. In the same period in 2015, imports from Asia were US$35.6 billion (or 31.5% of all Brazilian imports).

From November 30, 1997 to December 31, 1999, the average import tariff was 13.8%. The average tariff dropped to 13.0% as of January 1, 2001 and the maximum tariff was 55.0% as of that date. Since 2012, the average tariff has been 11.6%, and since 2006, the maximum tariff has been 35.0%.

Brazil is a member of Mercosur, an economic and political agreement among Argentina, Brazil, Paraguay, Uruguay and Venezuela. Mercosur originated in 1985, when the Presidents of Argentina and Brazil signed the Argentina-Brazil Integration and Economic Cooperation Program (Programa de Integração e Cooperação Econômica Argentina-Brasil). Mercosur’s primary interest has been to eliminate obstacles to regional trade, such as high tariffs and income inequalities. A fundamental part of Mercosur is the CET, a complex schedule of tariffs that applies to imports from non-member countries.

In addition to the full member countries, Mercosur has seven associate members: Bolivia, Chile, Colombia, Ecuador, Peru, Guyana and Suriname. Associate members are included in free trade treaties but have no voting rights within Mercosur. On December 7, 2012, Bolivia signed a Mercosur incorporation protocol to become a full member of Mercosur. The protocol, which was subsequently amended on July 17, 2015, sets forth the requirements that Bolivia must meet to attain full membership, which may only take place after the legislatures of the full members in good standing ratify the protocol. Guyana and Suriname signed framework agreements on July 2013, but these are still pending ratification by their respective legislatures.

In December 2011, the leaders of Mercosur agreed to raise tariffs temporarily up to 35 percent on one hundred imported products coming from outside of the trade zone to offset trade imbalances caused by the global financial crisis. The objectives of the temporary increase were to protect local products from competition by cheap foreign imports and to maintain the region´s strong economic growth. The measure, which became effective on October 1, 2012, raised tariffs for an initial period of 12 months, with an option to renew the increase until December 31, 2014. On December 16, 2014, this measure was extended through June 30, 2015 for certain products.

On July 16, 2015, Mercosur issued an authorization for members to raise tariffs temporarily on up to one hundred imported products coming from outside of the trade zone. This authorization is valid for 12 months with an option to be renewed for another 12 months if the conditions that motivated its adoption persist. The amount of the tariff increase and the products subject to the increase are still pending.

The following tables set forth certain information regarding exports by aggregate factor and imports by end-use category.

Table No. 11

Brazilian Exports (FOB)

	2010		2011		2012		2013		2014
	$millions	%	$millions	%	$millions	%	$millions	%	$millions	%
Primary products	90,005	44.6	122,457	47.8	113,454	46.8	113,023	46.7	109,556	48.7
Industrialized products	111,910	55.4	133,583	52.2	129,124	53.2	129,010	53.3	115,545	51.3
Semi-manufactured	28,207	14.0	36,026	14.1	33,042	13.6	30,526	12.6	29,065	12.9
Manufactured (1)	83,703	41.5	97,556	38.1	96,082	39.6	98,485	40.7	86,479	38.4
Total	201,915	100	256,040	100	242,578	100	242,034	100	225,101	100

(1)	Special operations included

Source: Ministry of Development, Industry and Trade

Table No. 12

Brazilian Imports (FOB) (1)

	2010		2011		2012		2013		2014
	$millions	%	$millions	%	$millions	%	$millions	%	$millions	%
Capital goods	41,008	22.6	47,909	21.2	48,634	21.8	51,662	21.5	47,715	20.8
Consumption goods	31,428	17.3	40,088	17.7	39,376	17.6	40,966	17.1	38,826	17.0
Oil and Fuel	25,341	13.9	36,174	16.0	35,317	15.8	40,616	16.9	39,545	17.3
Intermediate goods	83,992	46.2	102,076	45.1	99,858	44.7	106,503	44.4	102,975	45.0
Total	181,768	100	226,247	100	223,183	100	239,748	100	229,060	100

(1)	According to the NCM: Nomenclatura Comum do MERCOSUL (In English: Common Nomenclature of MERCOSUR). The NCM is a system by which MERCOSUL members codify merchandise.

Source: Ministry of Development, Industry and Trade

Soy and iron ore are some of the most significant Brazilian exports. In 2014, soy exports represented 10.3% of all Brazilian exports and iron ore exports represented 11.5% of all Brazilian exports. These items are exported to a wide range of commercial partners; however, China received the biggest share of these exports in 2014.

The following tables set forth certain information regarding exports and imports by major commodity groups for the periods indicated.

Table No. 13

Exports (FOB Brazil) (1)

	2010		2011		2012		2013		2014
	$millions	%	$millions	%	$millions	%	$millions	%	$millions	%
Livestock and animal products	13,526	6.7%	15,215	5.9%	15,365	6.3%	16,631	6.9%	17,528	7.8%
Vegetable products	20,250	10.0%	30,041	11.7%	31,357	12.9%	36,113	14.9%	35,536	15.8%
Oils, fat and waxes of animals and plants	1,661	0.8%	2,590	1.0%	2,539	1.0%	1,845	0.8%	1,584	0.7%
Food, beverage and tobacco	27,057	13.4%	31,787	12.4%	31,420	13.0%	30,277	12.5%	26,013	11.6%
Mineral products	51,401	25.5%	71,785	28.0%	60,481	24.9%	53,706	22.2%	49,836	22.1%
Chemical products and derivatives	10,273	5.1%	12,258	4.8%	11,570	4.8%	11,157	4.6%	11,503	5.1%
Plastic and rubber, and derivatives	5,342	2.6%	6,611	2.6%	6,113	2.5%	5,605	2.3%	5,531	2.5%
Fur, leather and derivatives	1,866	0.9%	2,160	0.8%	2,180	0.9%	2,607	1.1%	3,050	1.4%
Wood, wood charcoal and derivatives	1,920	1.0%	1,903	0.7%	1,891	0.8%	2,006	0.8%	2,245	1.0%
Wood paste, paper and derivatives	6,820	3.4%	7,248	2.8%	6,716	2.8%	7,194	3.0%	7,262	3.2%
Textile materials and derivatives	2,265	1.1%	3,013	1.2%	3,386	1.4%	2,368	1.0%	2,537	1.1%
Shoes, hats, etc	1,653	0.8%	1,504	0.6%	1,292	0.5%	1,269	0.5%	1,244	0.6%
Articles of stone, ceramic, glass, etc	1,685	0.8%	1,724	0.7%	1,719	0.7%	1,922	0.8%	1,940	0.9%
Natural pearls, precious stones, etc	2,270	1.1%	2,962	1.2%	3,239	1.3%	3,207	1.3%	2,817	1.3%
Common metals and derivatives	14,412	7.1%	18,941	7.4%	17,240	7.1%	14,805	6.1%	16,129	7.2%
Machinery and equipment, electric materials, etc	16,217	8.0%	19,225	7.5%	18,806	7.8%	17,493	7.2%	16,944	7.5%
Transport materials	17,273	8.6%	19,575	7.6%	19,437	8.0%	26,574	11.0%	16,139	7.2%
Scientific instruments and equipment	829	0.4%	965	0.4%	931	0.4%	912	0.4%	924	0.4%
Weapons and ammunition	322	0.2%	293	0.1%	315	0.1%	356	0.1%	317	0.1%
Goods and diverse products	1,078	0.5%	1,122	0.4%	1,333	0.5%	1,038	0.4%	1,146	0.5%
Objects of art, collectibles and antiques	20	0.0%	57	0.0%	46	0.0%	122	0.1%	82	0.0%
Special transactions	3,775	1.9%	5,060	2.0%	5,204	2.1%	4,829	2.0%	4,794	2.1%
Total	201,915	100%	256,040	100%	242,578	100%	242,034	100%	225,101	100%

(1)	According to the NCM (Common Nomenclature of MERCOSUR). The NCM is a system by which MERCOSUL members codify merchandise.

Source: Ministry of Development, Industry and Foreign Trade

Table No. 14

Imports (FOB Brazil) (1)

	2010		2011		2012		2013		2014
	$millions	%	$millions	%	$millions	%	$millions	%	$millions	%
Livestock and animal products	1,675	0.9%	2,298	1.0%	2,330	1.0%	2,457	1.0%	2,570	1.1%
Vegetable products	4,329	2.4%	5,026	2.2%	5,216	2.3%	5,984	2.5%	5,252	2.3%
Oils, fat and waxes of animals and plants	746	0.4%	1,051	0.5%	958	0.4%	953	0.4%	1,018	0.4%
Food, beverage and tobacco	2,014	1.1%	3,091	1.4%	2,925	1.3%	2,868	1.2%	3,114	1.4%
Mineral products	32,028	17.6%	44,537	19.7%	42,223	18.9%	48,137	20.1%	47,217	20.6%
Chemical products and derivatives	27,219	15.0%	34,601	15.3%	35,631	16.0%	38,236	15.9%	37,871	16.5%
Plastic and rubber, and derivatives	10,511	5.8%	13,208	5.8%	12,508	5.6%	13,600	5.7%	12,940	5.6%
Fur, leather and derivatives	476	0.3%	612	0.3%	595	0.3%	607	0.3%	631	0.3%
Wood, wood charcoal and derivatives	149	0.1%	196	0.1%	188	0.1%	164	0.1%	170	0.1%
Wood paste, paper and derivatives	2,104	1.2%	2,384	1.1%	2,203	1.0%	2,105	0.9%	2,037	0.9%
Textile materials and derivatives	5,038	2.8%	6,567	2.9%	6,613	3.0%	6,800	2.8%	7,148	3.1%
Shoes, hats, etc	494	0.3%	642	0.3%	775	0.3%	818	0.3%	817	0.4%
Articles of stone, ceramic, glass, etc	1,335	0.7%	1,835	0.8%	1,951	0.9%	2,080	0.9%	1,832	0.8%
Natural pearls, precious stones, etc	557	0.3%	697	0.3%	649	0.3%	542	0.2%	521	0.2%
Common metals and derivatives	13,372	7.4%	14,244	6.3%	13,795	6.2%	13,706	5.7%	13,591	5.9%
Machinery and equipment, electric materials, etc	50,799	27.9%	60,115	26.6%	60,175	27.0%	64,039	26.7%	58,886	25.7%
Transport materials	20,900	11.5%	26,376	11.7%	25,211	11.3%	26,498	11.1%	23,848	10.4%
Scientific instruments and equipment	6,420	3.5%	6,765	3.0%	6,916	3.1%	7,536	3.1%	7,103	3.1%
Weapons and ammunition	70	0.0%	34	0.0%	27	0.0%	41	0.0%	63	0.0%
Goods and diverse products	1,528	0.8%	1,947	0.9%	2,253	1.0%	2,522	1.1%	2,366	1.0%
Objects of art, collectibles and antiques	7	0.0%	17	0.0%	39	0.0%	52	0.0%	66	0.0%
Special transactions	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%
Total	181,768	100%	226,246	100%	223,183	100%	239,748	100%	229,060	100%

(1)	According to the NCM (Common Nomenclature of MERCOSUR). The NCM is a system by which MERCOSUL members codify merchandise.

Source: Ministry of Development, Industry and Foreign Trade

Table No. 15

Principal Foreign Trade Indicators

	2010	2011	2012	2013	2014
Exports
$ in millions	201,915	256,040	242,578	242,034	225,101
% change (1)	32.0%	26.8%	-5.3%	-0.2%	-7.0%
% of GDP	9.1%	9.8%	10.1%	10.1%	9.6%
1,000 tons	520,117	544,244	546,266	558,499	576,730
% change (3)	14.2%	4.6%	0.4%	2.2%	3.3%
Imports
$ in millions	-181,768	-226,247	-223,184	-239,748	-229,060
% change (1)	42.3%	24.5%	-1.4%	7.4%	-4.5%
% of GDP	8.2%	8.7%	9.3%	10.0%	9.8%
1,000 tons	138,195	148,668	141,768	159,583	165,309
% change (3)	33.0%	7.6%	-4.6%	12.6%	3.6%
Exports/Imports (2)	1.1	1.1	1.1	1.0	1.0
Trade Balance
$ in millions	20,147	29,793	19,395	2,286	-3,959
% change (1)	-20.3%	47.9%	-34.9%	-88.2%	-273.2%
% of GDP	0.9%	1.1%	0.8%	0.1%	-0.2%
GDP (US$ in millions )	2,210,313	2,613,516	2,411,531	2,387,874	2,345,379

(1)	Percentage change from previous year.
(2)	Exports divided by imports.
(3)	Percentage change in volume, by weight.

Source: Central Bank and Ministry of Development, Industry and Foreign Trade

The following tables set forth certain information regarding the destination of Brazil’s exports and the sources of its imports for the periods indicated.

Table No. 16

Exports (FOB Brazil) by Region

	2010		2011		2012		2013		2014
	$millions	%	$millions	%	$millions	%	$millions	%	$millions	%
LAIA (1)	41,202	20.4	50,076	19.6	45,048	18.6	50,258	20.8	41,213	18.3
LAIA ex-MERCOSUR	18,601	9.2	17,632	6.9	17,192	7.1	20,725	8.6	16,160	7.2
MERCOSUR	22,602	11.2	32,444	12.7	27,856	11.5	29,533	12.2	25,053	11.1
CACM (2)	872	0.4	941	0.4	1,049	0.4	867	0.4	748	0.3
Others Latin America	769	0.4	422	0.2	490	0.2	463	0.2	358	0.2
CARICOM (3)	3,707	1.8	4,171	1.6	2,481	1.0	1,056	0.4	2,487	1.1
Canada	2,321	1.1	3,130	1.2	3,080	1.3	2,702	1.1	2,316	1.0
USA (4)	19,462	9.6	25,942	10.1	26,849	11.1	24,863	10.3	27,145	12.1
Others America	1,558	0.8	1,664	0.6	1,480	0.6	1,011	0.4	1,319	0.6
Eastern Europe	4,788	2.4	5,174	2.0	4,327	1.8	4,178	1.7	4,583	2.0
EU	43,135	21.4	52,946	20.7	49,102	20.2	47,772	19.7	42,047	18.7
EFTA (5)	2,464	1.2	2,861	1.1	2,858	1.2	3,420	1.4	3,299	1.5
Others Europe	1,345	0.7	1,777	0.7	1,285	0.5	1,063	0.4	1,407	0.6
Asia (ex-Middle East)	56,273	27.9	76,697	30.0	75,325	31.1	77,659	32.1	73,513	32.7
Middle East	10,525	5.2	12,276	4.8	11,528	4.8	10,954	4.5	10,419	4.6
Africa	9,262	4.6	12,225	4.8	12,213	5.0	11,087	4.6	9,701	4.3
Oceania	662	0.3	923	0.4	592	0.2	545	0.2	509	0.2
Provision of ships and aircrafts	3,570	1.8	4,813	1.9	4,867	2.0	4,135	1.7	4,038	1.8
Non- declared	0	0	0.5	0	4.06	0	0.4	0	0	0
Total	201,915	100	256,040	100	242,578	100	242,034	100	225,101	100

(1)	Latin American Integration Association.
(2)	Central American Common Market
(3)	Caribbean Community and Common Market
(4)	Includes Puerto Rico.
(5)	European Free Trade Association.

Source: Ministry of Development, Industry and Foreign Trade

The following table sets forth imports by region:

Table No. 17

Imports (FOB Brazil) by Region

	2010		2011		2012		2013		2014
	$millions	%	$millions	%	$millions	%	$millions	%	$millions	%
LAIA (1)	29,844	16.4	36,150	15.98	36,719	16.5	38,088	15.9	35,292	15.4
LAIA ex-MERCOSUR	13,223	7.3	15,508	6.85	16,472	7.4	17,638	7.4	16,846	7.4
MERCOSUR	16,620	9.1	20,642	9.12	20,247	9.1	20,450	8.5	18,446	8.1
CACM (2)	416	0.2	485	0.21	545	0.2	495	0.2	337	0.1
Others Latin America	30	0.0	20	0.01	18	0.0	19	0.0	22	0.0
CARICOM (3)	529	0.3	371	0.16	705	0.3	1,530	0.6	1,249	0.5
Canada	2,714	1.5	3,556	1.57	3,074	1.4	3,002	1.3	2,715	1.2
USA (4)	27,256	15.0	34,233	15.13	32,609	14.6	36,296	15.1	35,299	15.4
Others America	101	0.1	759	0.34	734	0.3	752	0.3	684	0.3
Eastern Europe	3,023	1.7	5,175	2.29	4,109	1.8	3,598	1.5	3,961	1.7
EU	39,127	21.5	46,426	20.52	47,716	21.4	50,751	21.2	46,713	20.4
EFTA (5)	3,585	2.0	3,658	1.62	3,670	1.6	3,943	1.6	3,911	1.7
Others Europe	825	0.5	999	0.44	1,026	0.5	1,199	0.5	938	0.4
Asia (ex-Middle East)	56,150	30.9	70,080	30.97	68,872	30.9	73,232	30.5	71,168	31.1
Middle East	4,680	2.6	6,142	2.71	7,398	3.3	7,369	3.1	7,999	3.5
Africa	11,297	6.2	15,436	6.82	14,266	6.4	17,446	7.3	17,061	7.4
Oceania	1,401	0.8	2,011	0.89	1,354	0.6	1,324	0.6	1,232	0.5
Provision of ships and aircrafts	0	0	0	0	0	0	0	0	0	0
Non- declared	789	0.4	745	0.33	368	0.2	705	0.3	482	0.2
Total	181,768	100	226,246	100.0	223,183	100	239,748	100	229,060	100

(1)	Latin American Integration Association.
(2)	Central American Common Market

(3)	Caribbean Community and Common Market
(4)	Includes Puerto Rico.
(5)	European Free Trade Association.

Source: Ministry of Development, Industry and Foreign Trade

Foreign Investment

Net Foreign Direct Investment (“FDI”) totaled US$48.5 billion in 2010, US$66.7 billion in 2011, US$65.3 billion in 2012 and US$64.0 billion in 2013. In 2014, net FDI reached US$62.5 billion. According to the sixth edition of the Balance of Payments and International Investment Position Manual of the IMF, net FDI reached an accumulated amount of US$30.9 billion in the first half of 2015.

Net foreign portfolio investment registered an inflow of approximately US$67.8 billion in 2010, US$18.5 billion in 2011, US$16.5 billion in 2012, US$34.7 billion in 2013 and US$33.5 billion in 2014.

The following table sets forth information regarding foreign direct and portfolio investment in Brazil for each of the years indicated.

Table No. 18

Foreign Direct and Portfolio Investment in Brazil

(in millions of Dollars)

	2010	2011	2012	2013	2014
Inflows
Portfolio (1)	175,109	128,371	155,250	237,472	263,692
Direct (2)	78,644	101,719	84,256	86,418	93,679
Total	253,752	230,090	239,505	323,890	357,372
Outflows
Portfolio (1)	-107,314	-109,919	-138,716	-202,808	-230,161
Direct (2)	-30,137	-35,058	-18,984	-22,422	-31,185
Total	-137,451	-144,977	-157,700	-225,229	-261,346
Net
Portfolio	67,795	18,453	16,534	34,665	33,531
Direct	48,507	66,660	65,272	63,996	62,495
Total	116,301	85,113	81,806	98,660	96,026

(1)	Includes equity securities, bonds, commercial paper and notes, except those related to external debt restructurings.
(2)	Includes reinvested earnings and excludes intercompany debt transactions.

Source: Central Bank

External financing needs, defined as the difference between the current account deficit and net foreign direct investment, generally have been negative since January 2002 as rising foreign direct investments have been greater than the current account deficit. In 2013 and 2014, however, Brazil’s external financing needs were positive: US$17.2 billion and US$28.8 billion, respectively. In 2014, Brazil received less through net foreign direct investment (US$62.5 billion) than it needed to finance its current account deficit (US$91.3 billion). Nonetheless, foreign direct investment plus portfolio investment reached US$96.0 billion in 2014, and the total was enough to finance Brazil’s current account deficit.

The following table sets forth the external financing needs of Brazil for each of the years indicated.

Table No. 19

External Financial Needs

(in millions of Dollars)

	2010	2011	2012	2013	2014
Current Account	-47,273	-52,474	-54,249	-81,227	-91,288
Foreign Direct Investment	48,507	66,660	65,272	63,996	62,495
External Financial Needs	1,233	14,187	11,023	-17,231	-28,794

Source: Central Bank

International Reserves

The Central Bank publishes the volume of international reserves using two metrics: cash (which is the most commonly used) and international liquidity. The international liquidity metric includes United States dollars receivable by the Central Bank from banks as a result of loans that the Central Bank issued in foreign currency during the recent international financial crisis. These transactions are not included in the cash metric.

According to the cash metric for calculating international reserves, Brazilian international reserves totaled US$288.6 billion in 2010, US$352.0 billion in 2011, US$373.1 billion in 2012, US$358.8 billion in 2013 and US$363.6 billion in 2014.

According to the international liquidity metric for calculating international reserves, Brazilian international reserves totaled US$288.6 billion in 2010, US$352.0 billion in 2011, US$378.6 billion in 2012, US$375.8 billion in 2013 and US$374.1 billion in 2014.

The following table sets forth certain information regarding Brazil’s international reserves, according to the cash metric for calculating international reserves, at the dates indicated.

Table No. 20

International Reserves

	As of December 31,
	2010	2011	2012	2013	2014
	(US$million)	(US$million)	(US$million)	(US$million)	(US$million)
Total Gold and Foreign Exchange	277,667	344,834	365,645	351,621	357,391
Gold (1)	1,519	1,654	3,581	2,592	2,586
Foreign Exchange	276,148	343,180	362,064	349,029	354,805
Special Drawing Rights	4,450	3,980	3,987	3,997	3,762
Other reserve assets (2)	4,422	205	33	0	2
Total Official Reserves	288,575	352,012	373,147	358,808	363,551

(1)	Includes available stock of financial gold plus time deposits.
(2)	Includes financial derivatives, loans to nonbank nonresidents (includes export credit), reverse repo (securities borrowed with other securities used as collateral) and others.

Source: Central Bank

Foreign Exchange Rates and Exchange Controls

The Brazilian foreign exchange system has been structured to enable the Federal Government, through the Central Bank, to regulate and control foreign exchange transactions carried out in Brazil.

Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or such an imbalance is foreseeable, the Federal Government may, for a limited period of time, impose restrictions (i) on the remittance to foreign investors of the proceeds of their investments in Brazil, and (ii) on the conversion of Brazilian currency into foreign currencies.

In an attempt to avoid excessive volatility, to counteract appreciation or to contain the depreciation of the Brazilian real against the U.S. dollar and other foreign currencies, and also to reduce the effects of speculative activity, the Federal Government may take measures to control the inflow of foreign capital. The Financial Transactions Tax (“IOF”) is one of the instruments used by the government to make such adjustments.

The IOF, which is regulated by Decree No. 6,306, dated December 14, 2007, is levied on credit transactions, foreign exchange transactions, insurance transactions and transactions involving securities.

Currently, the IOF rate is 0% for (i) income derived from stocks and ETFs whether traded on or off a stock exchange, (ii) foreign investments in fixed-income securities; and (iii) increases in dollar short positions in financial derivatives.

Investments are subject to an IOF levy on redemptions, transfers or renegotiations that occur within 30 days of the acquisition of fixed income securities (except debentures, CRI - Real Estate Credit Certificate and Banking Financial Notes), investment funds and investment club redemptions performed by foreign investors. For these investments, the tax rate is a maximum of 1% per day, but the amount of revenue subject to the tax varies according to the duration of the investment. The percentage of revenue subject to the IOF tax declines as the term of the investment increases. For example, a one-day investment will have 96% of its revenue subject to the tax, but an investment held in excess of 30 days will have 0% of its revenue subject to the tax.

In June 2014, the Federal Government announced that the 6.0% IOF entry tax on foreign borrowing would apply only to loans with terms of 180 days or less, instead of applying to loans with terms of 360 days or less. This change was designed to encourage borrowing abroad and the entry of foreign investments.

The real /dollar exchange rate was R$2.6562 to US$1.00 on December 31, 2014. In 2014, Brazil had a foreign exchange outflow of US$9.3 billion, compared with a foreign exchange inflow of US$12.3 billion in 2013. The financial sector reported net outflow of US$13.4 billion in 2014, compared to net outflows of US$23.4 billion in 2013. In 2014, there were net inflows of US$4.1 billion in the commercial sector, which had net inflows of US$11.1 billion in 2013.

Table No. 21

Foreign Exchange Transactions

(in millions of Dollars)

	2010	2011	2012	2013	2014
Commercial	-1,650	43,950	8,373	11,136	4,137
Financial	26,004	21,329	8,380	-23,396	-13,424
Total	24,354	65,279	16,753	-12,261	-9,287

Source: Central Bank

Swap Transactions

In the execution of monetary and foreign exchange policy, the Central Bank may enter into interest rate and foreign exchange swaps. These transactions are conducted through auctions in the Central Bank’s electronic system and are recorded in the Securities, Commodities and Futures Exchange (“BM&FBovespa”) systems subject to a standard form agreement. The Central Bank makes margin deposits for these transactions in federal government securities at the prices adopted in repos and reverse repos. On a daily basis, margin calls or returns are carried out, depending on the swap variations. BM&FBovespa assumes all the credit risk arising from the swap operations.

The BCB enters into two types of swap contracts: (a) the Exchange Swap with Periodic Adjustments, where the object of negotiation is the difference between the effective interest rate of Interbank Deposits (“ID”) and the foreign exchange rate in relation to the U.S. Dollar, and the (b) Exchange Swap with Periodic Adjustments based on One-Day Repurchase Agreements, in which the object of negotiation is the difference between the Selic rate and the foreign exchange rate in relation to the U.S. Dollar. In the long position of these agreements, the BCB is in the money in a domestic interest rate (Selic or ID rate), and out of the money in foreign exchange variation plus exchange coupon, which is a representative interest rate in the U.S. Dollar. Conversely, in the short positions, the BCB is in the money in foreign exchange variation plus foreign exchange coupon and out of the money in a domestic interest rate (Selic or ID rate). These contracts have a notional value equivalent to US$50,000 and daily financial adjustment. The amount of collateral is stipulated by BM&FBovespa.

After not engaging in reverse exchange swaps in 2010, the Central Bank resumed reverse exchange swaps in January 2011. As of December 31, 2014, the Central Bank’s accumulated net exchange rate exposure was R$285.0 billion compared to R$186.9 billion in 2013.

From August 2013 to March 2015, the Central Bank maintained a program to provide foreign exchange hedging protection to economic agents and liquidity to the foreign exchange market. In the first phase of the program, from August to December 2013, the Central Bank (i) conducted daily auctions of foreign exchange swaps on Mondays through Thursdays in the amount of up to US$500 million per day and (ii) held auctions of U.S. Dollars in amounts of up to US$1 billion per day, with a repurchase commitment on Fridays. During the second phase, from January 2014 to March 2015, the Central Bank (i) conducted daily auctions of foreign exchange swaps on Mondays through Fridays, up to US$200 million per day (up to US$100 million per day from January 2015 to March 2015), (ii) held auctions of U.S. Dollars with a repurchase commitment, depending on liquidity in the foreign exchange market and (iii) offered transactions to sell additional U.S. Dollars if needed.

The Central Bank decided not to renew the program as of March 31, 2015 as it determined that the program’s objective had been completed. Despite this decision, the Central Bank said it will continue to roll over existing swap contracts, will hold auctions of U.S. Dollars with a repurchase commitment, depending on liquidity in the foreign exchange market, and will perform additional operations through available foreign exchange tools whenever necessary.

THE FINANCIAL SYSTEM

General

The principal authorities that regulate Brazilian financial institutions are the CMN, which is the highest federal agency responsible for defining Brazilian monetary policy; the Central Bank, which is responsible for the implementation, regulation and supervision of the financial system; and the CVM, which is charged with regulating and supervising the Brazilian capital markets.

Banks in Brazil are subject to regulatory standards that are in some cases stricter than international banking standards and have managed recent international financial crises with relative stability. Capital injections and bank profits have kept the sector as a whole solvent, despite increases in the costs associated with financing.

The Brazilian financial system is composed of several types of public and private sector financial institutions. As of December 31, 2014, the Brazilian financial system included 150 multi-service banks, 22 commercial banks, 14 investment banks, and numerous savings and loan, brokerage, leasing and financial institutions.

The average leverage level in 2014 for the Brazilian banking system as a whole was approximately 3.4 times shareholders’ equity, and Brazilian private sector financial institutions were generally well capitalized. In addition, public sector banking institutions play an important role in the banking industry. Public sector banks accounted for 52.9% of the banking system’s total demand deposits and 35.8% of total assets in December 2014. A significant portion of the activities of federal and State banks involves the lending of Federal Government funds to industry, agriculture and housing. See “—Public Sector Financial Institutions”.

The reduction of Brazil’s inflation rate brought about by the Plano Real in the 1990s curtailed the profits Brazilian banks had previously earned from investing deposits in Federal Government securities at high interest rates and made it more difficult for certain financial institutions to survive. To assist distressed banks and strengthen the financial system, in the 1990s, the Federal Government instituted a program for restructuring and strengthening private sector banks.

In addition, on November 16, 1995, the Federal Government instituted a deposit insurance system and established a program to restructure Brazil’s State banks. See “—Regulation by Central Bank”.

From the implementation of the Plano Real in the 1990s through December 31, 2014, 190 financial institutions were the subject of Central Bank intervention.

Institutional Framework

The basic framework of the modern Brazilian financial system resulted from the creation of regulatory institutions in the 1950s, 1960s and 1970s. During that period, important institutions were formed, including BNDES, currently one of the world’s largest development agencies, and the Housing Financial System (Sistema Financeiro de Habitação, or “SFH”), which is dedicated to housing finance. The CMN, the Central Bank and the CVM were also established during that time.

The CMN is the organization responsible for issuing general guidelines for the proper operation of the Brazilian national financial system. The council was established on December 31, 1964 by Law 4,595. The CMN is in charge of formulating monetary and credit policies, aimed at promoting Brazilian monetary stability, and economic and social development. The CMN is responsible for (i) adapting the volume of money supply to the conditions of the economy; (ii) regulating the internal and external value of the currency and the equilibrium of the balance of payments; (iii) guiding investments of funds of financial institutions; (iv) promoting the improvement of institutions and financial instruments; (v) ensuring liquidity and solvency of financial institutions; and (vi) coordinating monetary, credit, budgetary and internal and external public debts.

The CMN is currently composed of three members: the Minister of Finance, the Minister of Planning and Budget and the President of the Central Bank. CMN members meet once a month to deliberate about issues related to CMN supervisory responsibilities. On extraordinary occasions, more than one meeting may be held in a month.

The Central Bank is responsible for ensuring the stability of the Brazilian real’s purchasing power and a solid and efficient financial system. The Central Bank also implements the monetary, currency and credit policies established by the CMN. The Central Bank Monetary Policy Committee (“COPOM”), created in 1996, is responsible for setting the stance of monetary policy and the short-term interest rate. In addition, the Central Bank is the fiscal agent of the National Treasury, but is prohibited by the Constitution from financing the National Treasury, either directly or indirectly. The Central Bank is administered by a board of directors. The president and each director are appointed by the President of the Republic, subject to confirmation by the Senate.

The CVM is the regulatory body responsible for the development and regulation of the Brazilian capital markets. It is an autonomous, independent and decentralized agency, but it is linked to the Federal Government. Its main objectives are to (i) promote the development of the stock market; (ii) promote the efficiency and regular operation of the stock and OTC markets; (iii) protect the holders of securities and market investors against irregularities in the issuance of securities; (iv) ensure public access to information on traded securities and issuers; and (v) continuously monitor the activities and services of the securities market.

Monetary Policy and Money Supply

On July 1, 1999, Brazil formally adopted inflation targeting as its monetary policy framework. Brazilian law provides that: (i) inflation targets are to be established on the basis of variations of a widely known index, the IPCA; (ii) the inflation targets, as well as the tolerance intervals, are to be set by the CMN; (iii) inflation targets are to be set no later than June 30 of the second year prior to the year for which the target is being set; (iv) the Central Bank is responsible for implementing the policies necessary to achieve the targets; (v) the targets will be considered to have been met whenever the observed accumulated inflation during each calendar year falls within specified tolerance levels; (vi) if any target is not met, the Central Bank’s President must issue an open letter addressed to the Finance Minister explaining why the target was not met, the measures to be adopted to ensure that inflation returns to the tolerance levels and the period of time that will be needed for these measures to have an effect; and (vii) the Central Bank is to issue a quarterly inflation report that will provide information on the performance of the inflation targeting framework, the results of the monetary policy actions, and the perspectives regarding inflation. Since 2006, CMN has established an inflation target of 4.5%, with a tolerance level of plus or minus 2.0 percentage points, and the same target has been established for 2015 and 2016. For 2017, the inflation target is 4.5% with a tolerance interval of plus or minus 1.5 percentage points.

The Central Bank uses monetary policy instruments, principally the Over/Selic rate (a market-determined overnight rate for operations with federal bonds), to achieve the inflation targets. For each year from 2004 to 2014, the Central Bank has fulfilled the inflation targets established by the CMN. The Central Bank inflation projection for 2015 is 9.0%, which is higher than the target for 2015 by 2.5% (as mentioned above, such target was 4.5% plus the tolerance of 2.0 percentage points).

The Selic target is fixed for the period between regular COPOM meetings. From 2000 to 2006, the COPOM held regular meetings once per month, but since 2006 the committee has held eight regular meetings annually, with each meeting lasting two days. Each meeting begins on a Tuesday and continues on the following day. The COPOM can also establish a monetary policy bias at its regular meetings; a bias (to ease or tighten) authorizes the Central Bank’s Governor to alter the Selic interest rate target in the direction of the bias at any time between regular COPOM meetings.

After the Selic rate reached 7.25% per year in March 2013, the lowest recorded level in history, the COPOM decided to end an easing monetary policy cycle initiated in 2011 as consumer price indicators showed a considerable resilience to measures intended to curb inflation.

As inflation climbed close to the official target ceiling, the Central Bank initiated a cycle of monetary adjustments. The Selic interest rate was gradually raised from 7.25% in March 2013 to 14.25% in September 2015, over the course of twenty COPOM meetings.

The COPOM believes that inflation in 2015 stands at high levels in large part due to the occurrence of two important relative price adjustment processes underway in the economy: the realignment of domestic prices relative to international prices and the realignment of regulated prices relative to market prices. In this context, these price adjustments have caused inflation to rise in the short term and to remain high in 2015.

The Central Bank periodically intervenes in the overnight funds market to maintain liquidity in that market and keep the Over/Selic rate close to its target rate. To control the level of liquidity in the economy, among other instruments, the Central Bank enters into open market transactions that may be definitive or resale and repurchase agreements. Such open market operations are known as “operações compromissadas,” which are indexed to the Over/Selic rate and totaled R$809.1 billion (or 14.7% of GDP) in the year ended December 31, 2014 compared to R$528.7 billion (or 10.3% of GDP) in the year ended December 31, 2013. The increase in the amount of open market operations was mainly due to an increase in FPD net issuances (issuances were higher than redemptions) and due to interest paid on open market operations.

Since 1999, the Central Bank has attempted to reduce interest rates charged by financial institutions for domestic loans. The average spread over the Over/Selic rate was 43.2% in December 1999 and 27.9% in December 2010.

Starting in 2011, the Central Bank revised the kinds of statistics that it maintained to provide the public with more information. The revised statistical models are designed to standardize statistical recordkeeping and provide more specific information about credit markets. The Central Bank’s new models affect the way that it reports statistics related to concessions, interest rates, spreads, deadlines and delinquency rates.

Under the new methodology, the average spread over the Over/Selic rate was 17.8% in December 2011, 14.5% in December 2012, 13.8% in December 2013 and 14.9% in December 2014. For corporate entities, the average spread was 10.0% in December 2011, 7.5% in December 2012, 7.5% in December 2013 and 8.0% in December 2014. For individuals, the average spread was 26.0% in December 2011, 21.7% in December 2012, 20.0% in December 2013 and 21.5% in December 2014. The slight increase of the average spread was due in part to the increase in the Selic rate and in part due to expectations of an increase in defaults.

The Federal Government has also implemented several measures to reduce spreads on domestic bank loans and to increase the demand for credit. Such measures can be broadly grouped into three categories: (i) measures to strengthen guarantees and the enforcement of contracts; (ii) measures to increase competition among lenders; and (iii) measures to ease the tax burden and the effects of banking regulations. Specific measures include the approval of amendments to the bankruptcy law and civil code, the dissemination of detailed information on market interest rates on the Central Bank’s website and modifications to the rules relating to the classification of loans and related provisions.

Reserve Requirements. All depositary institutions, commercial banks, multi-service banks, investment banks, development banks, savings and loans and financial institutions are required to satisfy reserve requirements set by the Central Bank. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits, time deposits, debt assumption transactions, automatic reinvestment deposits, funding transactions, repurchase agreements and export notes.

Circular No. 3,632, dated February 21, 2013, provides that financial institutions are generally required to deposit 45% of their average daily balance of demand deposits in excess of R$44 million in a non-interest-bearing account with the Central Bank. Financial institutions with a reserve requirement for cash deposits that are calculated to be R$500,000 or less are exempt from the reserve requirement obligation. Financial institutions with a regulatory capital bigger than R$3 billion may use up to 20% of their reserve requirements on demand deposits to fund a BNDES PSI-subsidized loan program.

Circular No. 3,569, dated December 22, 2011, provides that financial institutions generally are required to deposit 25% of their average business daily balance of time deposits in excess of R$30 million in an account with the Central Bank. This 25% deposit requirement can be reduced by up to R$3 billion, depending on the size of the regulated financial institution’s regulatory capital. Financial institutions that would otherwise have a reserve requirement for time deposits calculated to be R$500,000 or less are exempt from the reserve requirement obligation. The amount of interest payable on the account is based on the Selic rate.

Citing (i) a R$50 billion increase in reserves established pursuant to reserve requirements on bank deposits over the previous 12 months; (ii) recent moderation in credit origination; (iii) low credit delinquency; and (iv) a decline in risk in the national financial system, the Central Bank announced new rules governing reserve requirements in July and August 2014, with an estimated impact of R$40 billion. Under the new rules on compulsory reserves on time deposits, the Central Bank (i) allows banks to use up to 60% of their reserve requirements to finance new loans or buy loan portfolios; (ii) establishes reductions in reserve requirements for new vehicle financing; and (iii) allows the use of bank notes for the purpose of determining compliance with the reserve requirements.

The following table sets forth selected information regarding percentage changes in the monetary base and money supply for the periods indicated.

Table No. 22

Percentage Increases in Monetary Base and Money Supply

	2010	2011	2012	2013	2014
Monetary Base (1)	24.6%	3.6%	8.9%	6.9%	5.6%
M1 (2)	12.6%	1.2%	13.9%	6.0%	1.9%
M2 (3)	16.7%	18.7%	9.1%	10.9%	9.4%

(1)	Monetary base represents Central Bank liabilities, including currency and deposits held by commercial banks.
(2)	M1 is currency plus demand deposits.
(3)	Preliminary. M2 is M1 plus savings accounts and private securities, bank certificates of deposit (“CDBs”), mortgage bills (letras hipotecárias), real estate bills (letras imobiliárias), bills of exchange (letras de câmbio), and foreign exchange and acceptances.

Source: Central Bank

Limitation of Public Sector Debt

Since May 1990, the CMN has taken various measures to limit expansion of credit in the public sector. In July 1993, the CMN mandated the creation by the Central Bank of a Public Sector Operations Registration System - CADIP - designed to improve credit controls. The CMN has also limited the ability of public sector financial entities to issue additional public indebtedness. For example, before a State bank can raise funds abroad, it must first have a rating equivalent to investment grade or that of the Republic given by one or more well known international rating agencies.

The Fiscal Responsibility Law severely restricts personnel expenditures and extensions of credit at all levels of government in Brazil and provides ceilings for public sector debt. See “Public Finance—Fiscal Responsibility Law and Fiscal Crime Law”.

Public Sector Financial Institutions

Brazil’s main public sector financial institutions are Banco do Brasil, BNDES and CEF.

Banco do Brasil. Banco do Brasil is one of Brazil’s largest multi-service banks. It is organized as a mixed-capital company, with the Federal Government holding a majority of its voting shares, and is subject to legislation applicable to private sector entities, including all labor and tax legislation. Banco do Brasil functions as a private multi-service bank, although it does engage in some lending programs that implement certain policies established by the CMN. It is also the principal mechanism through which the Federal Government implements its rural credit policy. In addition, Banco do Brasil is responsible for (i) the payment and disbursement of resources required for executing the Federal Budget, (ii) the acquisition and financing of stocks of exportable goods and (iii) arranging payments and receipts made outside of Brazil. It is the main recipient of loans from the National Treasury and federal agencies. On December 31, 2014, Banco do Brasil had assets of US$498.6 billion and a net worth of US$26.6 billion. At December 31, 2014, Banco do Brasil was the largest bank in Latin America by assets.

BNDES. BNDES, the Federal Government-controlled development bank, is primarily engaged in providing medium- and long-term financing to the Brazilian private sector, particularly to industry, either directly or indirectly through other public and private sector financial institutions. BNDES was also responsible for administering the Federal Government’s privatization program. On December 31, 2014, BNDES and entities under its control had assets of approximately US$328.1 billion and a net worth of approximately US$11.6 billion.

As part of the measures taken to combat the impact of the financial crisis of 2008/2009, the Federal Government decided to lend R$100.0 billion to BNDES in 2009 through transfers of National Treasury bonds. The objective of the operation was to reinforce the flow of business credit, making projects feasible and ensuring continued investment in the Republic.

From 2009 to 2013, the total securities issued by the National Treasury in favor of BNDES equaled approximately R$324.3 billion. In 2014, the National Treasury carried out two direct bond issuances in favor of the BNDES totaling R$60 billion to provide funds to the development bank to provide lending to the manufacturing sector.

The “TJLP” or long-term interest rate, is used for loans from BNDES. The CMN reviews the TJLP rate every three months. In March 2015, the CMN decided to increase the TJLP from 5.5% per annum in the first quarter of 2015 to 6.0% per annum for the second quarter of 2015.

CEF. Caixa Econômica Federal, or CEF, a savings bank controlled by the Federal Government, is the principal agent of the Housing Finance System. It is involved principally in deposit-taking and financing for housing and related infrastructure. CEF also is an important instrument for public social policies. The bank is authorized to engage in activities permitted for commercial banks, mortgage companies, and sanitation and urban infrastructure companies. CEF may also provide social services as delegated by the Federal Government. Its main activities are related to raising funds through savings accounts, escrow and time deposits, and investment in loans substantially linked to housing. CEF’s assets on December 31, 2014 were approximately US$400.8 billion, and its net worth as of the same date was approximately US$9.9 billion.

Other Financial Institutions. Other federal financial institutions include the Bank of the Amazon (Banco da Amazônia) whose mission is to promote development in the Amazon region, and the Bank of the Northeast of Brazil (Banco do Nordeste do Brasil), which is almost wholly owned by the Federal Government and has the mission of promoting sustainable development in northeastern Brazil, by providing technical and financial training. From 1997 to 2008, several State banks were sold to private banks, including Banco do Estado do Rio de Janeiro S.A. and Banco do Estado do Ceará, among others.

Private Sector Financial Institutions

Since 1988, Brazil has permitted the establishment of multi-service banks, which are licensed to provide a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services, including fund management and real estate finance. As of December 31, 2014, there were 150 multi-service banks operating in Brazil.

Private sector financial institutions include commercial banks, investment banks, multi-service banks and other financial institutions. Brazil’s 20 private sector commercial banks and 93 private multi-service banks with commercial portfolios are engaged in wholesale and retail banking. They are particularly active in taking demand deposits and lending for short-term working capital purposes. Brazil’s 13 private investment banks are engaged primarily in collecting time deposits, specialized lending and underwriting securities. As of December 31, 2014, the consolidated net worth of the private sector banking institutions in Brazil was R$638.3 billion.

Regulation by the Central Bank

The Central Bank is authorized to implement the currency and credit policies prescribed by the CMN and to supervise all financial institutions. Any amendment to a financial institution’s by-laws, increase in its capital or establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank, which is also responsible for determining the minimum capital requirements for financial institutions. The Central Bank is responsible for ensuring that the accounting and statistical requirements established by the CMN are observed. Financial institutions must submit semi-annual financial statements reviewed by each institution’s independent auditors and a formal audit opinion, as well as monthly unaudited financial statements prepared in accordance with the standard accounting rules promulgated by the Central Bank.

The Central Bank of Brazil, in its supervisory role, acts to ensure the soundness of the national financial system and regulates the operation of supervised entities. In the performance of its duties, it has the following objectives: (i) evaluate supervised institutions with regard to risks assumed and their management capacity within the framework of regulatory and prudential limits; (ii) verify compliance with the specific norms for which it is responsible, so that the supervised institutions will operate in conformity with law and regulation; (iii) stimulate the dissemination of information by the supervised institutions, with the objective of improving corporate governance practices in the areas of transparency and equity in the relations with the market participants; and (iv) perform “conduct supervision,” which includes among other actions, combating terrorist financing, prevention of money laundering and receiving and responding to complaints and requests for information.

As part of the Central Bank’s supervision of their activities, financial institutions are required to make full disclosure of financial transactions. In addition to public or private banking institutions, credit, finance and investment companies, savings banks and credit unions or the credit bureaus of cooperatives, if such service is provided by the cooperative, other institutions which must operate under the supervision of the Central Bank include stock exchanges, insurance and capitalization companies, companies that distribute prizes in real estate, merchandise or cash through drawings of securities issued by them or by another method, and physical persons or corporate entities who, on their own initiative or that of third parties, perform activities related to the purchase and sale of stocks or other securities, carrying out the operations or services performed by financial institutions on financial and capital markets.

As part of its supervision activities, the Central Bank also verifies the operations of the national rural credit system and of the SFH and the investment of resources from the subsidy program for the SFH, with specific legislation; monitors the registration of foreign capital and exchange transactions; and monitors conditioning of credit to the public sector.

The Central Bank is also tasked to provide financial stability in Brazilian markets. Accordingly, in 2011 the Central Bank created the Financial Stability Committee (Comitê de Estabilidade Financeira), with the main objective of monitoring financial stability and establishing guidelines and strategies to mitigate risks to the financial system.

Central Bank regulations impose capital adequacy, liquidity, savings deposit insurance, and loan loss reserve requirements on regulated financial institutions, among others measures.

Financial System Solvency. Since 1994, Brazilian financial institutions have been required to comply with the Basel Accord on risk-based capital adequacy. On February 17, 2011, the Central Bank issued Communication No. 20,615 with preliminary guidelines and a timetable for the implementation in Brazil of the most recent recommendations of the Basel Committee on Banking Supervision (“Basel III”). These recommendations aim to improve prudential regulations on capital and liquidity of financial institutions, as pledged by member countries of the G-20. In 2013, the Central Bank released a set of four Resolutions issued by the CMN and announced 15 Central Bank Circulars to be enacted to implement the recommendations of the Basel Committee on Banking Supervision regarding the capital structure of financial institutions in the national financial system. Implementation in Brazil of the new capital structure started on October 1, 2013, and will follow the agreed international schedule until the completion of the process, in early 2022.

In December 2014, the Basel Index of the Brazilian financial system was 16.7%, Applying a simulation of the regulatory adjustments of Basel III to 2014 data, the capitalization level of the Brazilian financial system can be determined under Basel III. If the rules that will become effective in 2019 were effective in 2014, the projected Basel Index would be 13.5%, while the total capital required to meet future requirements would be R$4 billion in December 2014, equivalent to 0.6% of financial system reference capital or 6.5% of the system’s annual profit in 2014.

The Central Bank performs stress tests to estimate the impact of abrupt variations in interest rates and exchange rates on the financial system. Several methodologies are used to perform the stress tests, such as sensitivity analyses, ad-hoc scenario analyses and macroeconomic stress tests. The results through 2014 have indicated that the system’s solvency remains high and the results of the stress tests suggest that Brazil has adequate capacity to tolerate adverse economic scenarios, including those of extreme deterioration of macroeconomic conditions.

Resolution No 3,658, dated December 17, 2008, modified and consolidated the legislation relating to the reporting of information on credit operations to the Central Bank. The procedure, which became effective on March 1, 2009, extended the data set and the required institutions that have to provide the information to the Central Bank for inclusion in the Credit Information System (“SCR”). The inclusion of explanatory notes with qualitative and quantitative information on all financial instruments, as well as a table prepared with a demonstration of sensitivity analysis for each type of market risk, became mandatory for inclusion in the balance sheet of publicly-traded companies, pursuant to Instruction No. 475 of the CVM, published on December 17, 2008. The sensitivity analysis should show three possible stress scenarios: one where the selected risk variable is considered likely; another projecting a variation of at least 25%, and another of at least 50%.

Derivatives and Investment Securities. The Central Bank has issued two regulations—Circular No. 3,068 dated November 8, 2001 and Circular No. 3,082 dated January 30, 2002—to enhance the transparency of financial reporting by financial institutions. Circular No. 3,068 requires that securities held by financial institutions be classified as securities for sale, securities for trading or securities to be held to maturity. Securities for sale or trading are required to be marked to market. The classification also determines the accounting treatment for such securities, including the recognition of any gain or loss for revenue recognition purposes. Circular No. 3,082 sets forth hedge accounting rules applicable to financial institutions. It requires, among other things, that all derivatives (including hedging transactions) must be marked to market at least monthly. In addition, derivative transactions that are used for hedging purposes are required to be classified according to the risk that is being hedged—market risk or cash flow—and must be with an unrelated third-party and not another company that is part of the consolidated group. Disclosure of, among other things, the strategy behind these derivative transactions and gains and losses arising from such transactions during the reporting period is also required in the notes to the financial statements.

On February 8, 2002, the Central Bank issued Communication No. 9,253, which authorizes financial institutions to enter into swap operations, forward contracts and non-standardized options linked to federal public securities. Resolution No. 3,505 dated October 26, 2007 of the CMN authorizes financial institutions to enter into all kinds of options in the over-the-counter market (not only non-standardized options) as long as the derivative is registered in the over-the-counter market or in a system organized by authorized institutions.

Deposit Insurance. Since 1995, Brazil has had a deposit insurance system, which functions through the Credit Guarantee Fund (Fundo Garantidor de Crédito, or “FGC”) to protect certain creditors in cases of (i) intervention, non-judicial liquidation or bankruptcy of an institution or (ii) the Central Bank’s recognition of a state of insolvency at an institution that, according to current law, is not subject to one of the mechanisms listed in (i) above. The participants in the FGC are all financial institutions and savings and loan associations, with the exception of credit cooperatives and the credit sections of cooperatives.

The following liabilities are covered by the guaranty provided by the FGC: demand deposits or those that may be withdrawn through prior notification; savings deposits; time deposits, in both book entry and certificated form; bills of exchange; real estate bonds; mortgage bonds; and agribusiness credit bills. The following liabilities are not covered by the guarantee: liabilities in the name of other institutions that are members of the National Financial System; deposits, loans or any other resources contracted or raised abroad; and credits in the name of certain persons affiliated with an institution, generally managers and other members of the consolidated group of which such institution is a member.

The FGC is a nonprofit, civil association governed by private law and headquartered in the municipality of São Paulo. The FGC is subject to the jurisdiction of the municipality of São Paulo and its duration is unlimited. The FGC guarantee covers up to R$250,000 per person of covered claims against a single institution or against all the institutions of a single financial conglomerate. On December 31, 2014, the capital stock of the FGC was R$40.7 billion.

The CMN also granted FCG access to information from the Credit Risk System (SRC) of the Central Bank for the purpose of analyzing credit operations related to Time Deposits with Special Guarantee (Depósitos a Prazo com Garantia Especial), which serve as a key source of funds used by small and medium-sized banks in Brazil.

Loan Loss Reserves. CMN Resolution No. 2,682, dated December 21, 1999, and Resolution No. 2,697, dated February 24, 2000, introduced a nine-category classification system under which loans and other extensions of credit are assigned ratings ranging from AA to H according to the perceived credit risk of the borrower or guarantor and the nature of the credit. The ratings are assigned initially when the extension of credit is made and thereafter are reevaluated on a monthly basis; a rating assigned to any credit is subject to change if there are arrears in respect of that credit. Loan-loss provisions vary according to the rating assigned to a particular credit and range from 0% for loans not in arrears) to 100% (for loans more than 180 days in arrears). As of December 2014, the default of financial system credit operations referring to arrears over 90 days (ratings E to H) was 2.9%.

Foreign Currency Loans. Financial institutions in Brazil are permitted to borrow foreign currency-denominated funds in the international markets (either through direct loans or through the issuance of debt securities). CMN Resolution No. 3,844, dated March 23, 2010, regulates the entry of foreign capital into Brazil and also provides for the registration of such foreign capital with the Central Bank. Pursuant to the CMN resolution, financial institutions may borrow foreign currency-denominated funds in the international markets for the purpose of investment in the domestic market, without regard to minimum periods of amortization and retention of the funds in Brazil. Instead, other measures, such as the IOF, may be used to influence short-term capital flows.

Payment Settlement System. Through CMN Resolution No. 2,949, dated April 4, 2002, the Central Bank instituted changes to the payment settlement system intended to minimize the systemic and credit risks that had been borne largely by the Central Bank. Under the revised payment system, payment orders in the Reserves Transfer System cannot be processed unless there is a sufficient balance in the paying institution’s reserve account. If the reserve balance is insufficient for the payment order to be processed, the order is queued until the reserve balance is sufficient to make the payment or is rejected. To avoid payment interruptions, the Central Bank introduced an intra-day credit line backed by Brazilian Treasury securities. There is no financial cost for this line, as long as repayment is made the same day; payments not made are treated as overnight loans for which a penalty rate is charged to the institution with the overdraft. This real-time gross settlement system is intended to prevent intra-day overdrafts from being created in the payment system.

Independent Accountants. Pursuant to CMN Resolution No. 3,198, dated May 27, 2004, financial institutions are required to replace their independent accountants no later than every fifth fiscal year. A former independent accountant of a financial institution can be re-hired only after three complete fiscal years have elapsed from its prior engagement by such financial institution. Independent accountants are required to prepare the following reports: (i) a report on the examined audited financial statements with respect to compliance with accounting principles as well as the relevant rules issued by the CMN and the Central Bank; (ii) a report evaluating the quality and adequacy of internal control procedures, including risk assessment criteria and data processing systems; and (iii) a report on compliance with applicable operational laws and regulations.

Each independent accountant is required to communicate immediately to the Central Bank any event that may materially adversely affect the relevant financial institution’s status. Financial institutions are required to appoint an executive officer to a supervisory role in the area of accounting in order to ensure compliance with auditing and accounting rules and the rendering of accurate information.

Foreign Banks. Under current law, foreign banks duly authorized to operate in Brazil through a branch or a subsidiary are subject to the same rules, regulations and requirements applied to any other Brazilian financial institution. Under the Constitution, the National Congress has the authority to regulate the establishment of new foreign financial institutions in Brazil. However, since the issuance of Ministry of Finance Consideration No. 311 in August 1995, the President has permitted foreign ownership of banks in Brazil by decree, based on national interest. At December 31, 2014, there were 64 foreign-controlled or foreign-affiliated banks operating in Brazil and 17 banks in Brazil with significant foreign participation.

In January 1997, the CMN initiated several measures aimed at liberalizing foreign investment in the financial sector and permitting foreign stock ownership and control of banks in Brazil. In 1998, foreign banks acquired control of 42 financial institutions in Brazil, including 15 banks. Between December 1996 and December 2014, foreign bank participation in the Brazilian financial system’s total assets increased to 15.6% from 9.8%, and foreign bank participation in the Brazilian financial system’s shareholders’ equity increased to 13.6% from 10.3%.

Securities Markets

The CVM implements the policies of the CMN relating to the organization and operation of the securities industry. The CVM is responsible for regulating the country’s stock exchanges, protecting investors and shareholders against fraud or manipulation with respect to any securities traded on the stock exchanges and promulgating accounting and reporting rules to ensure the availability to the public of information on the securities being traded and the companies issuing them. The Central Bank has licensing authority over brokerage firms and dealers and controls foreign investment and foreign exchange transactions.

In 2008, the Brazilian Mercantile & Futures Exchange (Bolsa de Mercadorias & Futuros) and the São Paulo Stock Exchange (Bolsa de Valores de São Paulo or “BOVESPA”) merged, creating BM&FBovespa. BM&FBovespa is one of the largest exchanges in the world in terms of market value, the second largest in the Americas, and a leading exchange in Latin America.

On December 31, 2014, there were 517 companies listed on BM&FBovespa and the aggregate market capitalization of listed companies was approximately US$844.5 billion. As of December 31, 2014, the aggregate trading volume on BM&FBovespa for the year was approximately US$768.1 billion. Trades in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although the volume of such trading is limited. The table below sets forth some indicators of market activity on BOVESPA in the five years ended December 31, 2014.

Table No. 23

Market Activity on BOVESPA

	2010		2011		2012		2013		2014
Number of Listed Companies (1)		471		466		452		528		517
Market Capitalization (US$ billions)	US$	1,542.1	US$	1,223.2	US$	1,235.3	US$	1,030.6	US$	844.5
Market Volume (2) (US$ billions)	US$	910.99	US$	965.26	US$	912.37	US$	851.47	US$	768.1

(1)	Under CVM Instruction No. 480/2009, since December 1, 2010, approximately 39 companies with authority to trade fixed-income securities started to be counted as stock exchange companies.
(2)	Exchange rate (selling rate) at December 31 for each year.

Source: BOVESPA

In December 2000, BOVESPA announced the creation of the New Market (Novo Mercado), a special listing segment reserved for the securities of companies that voluntarily undertake to adopt certain corporate governance practices and provide enhanced disclosure. The listing rules, among other requirements, (i) prohibit the issuance by the listed company of preferred (non-voting) shares, (ii) require that shares representing not less than 25% of the capital of the listed company remain in circulation and be owned by persons other than the controlling shareholder of the listed company, (iii) require the listed company to offer shares to the public in ways that promote a broad dissemination of the shares, (iv) require the listed company to provide “tag-along” rights to minority shareholders that would permit them to sell their shares on the same terms and conditions as those for the sale by a shareholder of the controlling interest of the listed company, (v) require the listed company to provide to holders annual financial statements that have been prepared in accordance with generally accepted accounting principles of the United States or International Accounting Standards Committee, (vi) provide for enhanced quarterly reporting, and (vii) require the listed company to permit its minority shareholders to appoint a majority of the members of the listed company’s audit committee.

Law No. 10,303, dated October 31, 2001, imposes, among other things, restrictions on the issuance of preferred (non-voting) shares; under the law, a non-publicly traded company is prohibited from issuing preferred shares in an aggregate amount that exceeds 50% of that company’s capital stock, while publicly traded companies on the date that the law was enacted were permitted to continue issuing preferred shares in an aggregate amount that is not in excess of 2/3 of capital stock. Law No. 10,303 also gives minority shareholders the right to elect (x) two directors if such shareholders hold common shares that represent at least 15% of the voting shares or 10% of the total capital stock, or (y) one director if such shareholders hold common or preferred shares that represent at least 10% of the total capital stock. The directors so elected by the minority shareholders were given veto rights in the appointment of an independent auditor.

Finally, to convert a publicly held corporation into a privately held corporation, the purchaser is required to offer to purchase the remaining outstanding shares at their fair value (determined in accordance with the guidelines of the CVM). Companies were given one year to amend their bylaws to make these changes, although the 50% limitation on the issuance of preferred shares was made effective immediately. Law No. 10,303 also amended Brazilian securities laws to make market manipulation, insider trading and improper use of one’s position, profession, activity or function crimes punishable by imprisonment and fines. Law No. 10,303 is intended to promote investment in the domestic capital markets by affording additional protections to minority shareholders.

The Brazilian equity market is one of Latin America’s largest in terms of market capitalization. The average daily trading volume was US$3.7 billion in 2010, US$3.9 billion in 2011, US$3.7 billion in 2012, US$3.5 billion in 2013 and US$3.1 billion in 2014. Trading on Brazilian stock exchanges by non-residents of Brazil is subject to specific rules under Brazilian foreign investment legislation.

The Brazilian equity market is characterized by significant short-term price volatility. The closing levels (U.S. dollar adjusted) for the IBOVESPA, an index maintained by BM&FBovespa, were 41,592 on December 31, 2010, 30,256 on December 31, 2011, 29,827 on December 31, 2012, 21,987 on December 31, 2013 and 18,827 on December 31, 2014.

In September 2013, CVM issued an instruction that regulates the incorporation, administration and operation of Brazilian Market Index Investment Funds (Index Funds), also known in Brazil and abroad as Exchange Traded Funds (ETFs). The new rules allow managers of ETFs to use investment strategies that reflect the behavior of fixed income indices in the performance of their respective funds. The indices accepted for use in connection with this kind of investment vehicle were previously restricted to indices based on asset portfolios of variable income.

In November 2014, the Federal Government issued an ETF regulation, reducing interest rates for long-term transactions and providing for taxation of ETFs at varying rates, based on the average maturity of the portfolio that makes up the ETF: 25% for average maturities of up to 180 days; 20% for average maturities between 181 and 720 days; and 15% for average maturities above 720 days. The Federal Government also will allow, after a selection process to appoint a manager for the ETF in reference, the direct issuance of Treasury securities in favor of an ETF, with interest linked to the market value of the securities portfolio issued.

PUBLIC FINANCE

Consolidated Public Sector Fiscal Performance

The consolidated public sector account includes the accounts of three tiers of government (federal, State and municipal) and their respective public companies (state-owned non-financial federal, State and municipal companies), as well as the Central Bank and the public Social Security System. In the disclosure below, the concept of public debt includes non-financial institutions as well as public funds that have no characteristics of financial intermediaries (i.e., those whose sources of funds are fiscal or para-fiscal contributions). It also includes the financial results of the Brazil-Paraguay joint electric energy company, Itaipu (Itaipu Binacional), in the form of dividends which Brazil receives on a pro rata basis in accordance with its ownership interest in the company. Following the adoption of several important structural reforms, the Federal Government has pursued an objective of sustained surplus in the fiscal performance of the consolidated public sector as measured by the primary balance, although a deficit occurred in 2014.

Fiscal balance in Brazil is measured by the financial balance, or nominal balance, and the primary balance, each of which is calculated according to the official statistical guidelines of the IMF. The financial balance or nominal balance, which is referred to as the Public Sector Borrowing Requirement (“PSBR”), is calculated as the difference between the level of consolidated public sector debt in one period and the level of such debt in the previous period, excluding the effects of the Federal Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods. The primary balance is the financial balance (or nominal balance) less net borrowing costs of the Federal Government.

The PSBR was 2.4% of GDP in 2010, 2.5% of GDP in 2011, 2.3% of GDP in 2012, 3.1% of GDP in 2013 and 6.2% of GDP in 2014.

In recent years, Brazil’s consolidated public sector primary balance has averaged approximately 1.8% of GDP. It reached R$101.7 billion (2.6% of GDP) in 2010; R$128.7 billion (2.9% of GDP) in 2011; and R$104.9 billion (2.2% of GDP) in 2012.

Due to difficulties involved in attaining the fiscal balance target in 2013, the Ministry of Finance decided to utilize funds initially budgeted for PAC outlays and funds budgeted for tax reductions to contribute toward achieving the 2013 primary balance target, as permitted under Brazilian law. The major fiscal balance target difficulties were associated with lower tax revenue and tax losses resulting from tax exemptions. As a result, in 2013, Brazil’s consolidated public sector primary balance was R$91.3 billion (1.8% of GDP).

The primary balance for the public sector experienced a deficit of R$32.5 billion (0.63% of GDP) in 2014, due in part to the drop in tax inflows, as a result of the decline in economic activity and tax reductions, and increases in current and capital expenditures.

In the first half of 2015, the public sector registered a primary balance of R$16.2 billion (0.6% of GDP) compared to R$29.4 billion (1.1% of GDP) in the first half of 2014. For the 12-month period ended June 30, 2015, the accumulated balance was a deficit of R$45.7 billion (0.8% of GDP).

Set forth below are the public sector borrowing requirements for the five-year period ending December 31, 2014. In addition to the cash balance of the National Treasury, the public sector borrowing requirements include the borrowing requirements of public enterprises, the Social Security System, the Central Bank, States and municipalities and public funds.

Table No. 24

Public Sector Borrowing Requirements Historical Summary (1)

	2010	2011	2012	2013	2014
Selected Economic Indicators
Real GDP Growth (2)	7.6%	3.9%	1.8%	2.7%	0.1%
Monetary Base (end of period) change	24.6%	3.6%	8.9%	6.9%	5.6%
Real interest rate (3)	3.7%	4.8%	2.5%	2.2%	4.2%

Public Finance (4)
Nominal Balance	2.4%	2.5%	2.3%	3.1%	6.2%
Primary balance	-2.6%	-2.9%	-2.2%	-1.8%	0.6%
Interest rate	0.6%	3.6%	1.3%	2.6%	4.0%

(1)	Surplus (deficit)

(2)	Calculated based upon constant average 2010 Brazilian reais
(3)	Interest rate - Selic accumulated in the month deflated by monthly IPCA
(4)	All figures expressed as a percentage of GDP

Source: Central Bank

The table below shows the contributions of the federal, State and local governments and public sector enterprises with regard to the PSBR.

Table No. 25

Public Sector Borrowing Requirements by Sector (1) (2) (3)

	2010	2011	2012	2013	2014
Total
Nominal	2.4%	2.5%	2.3%	3.1%	6.2%
Primary	-2.6%	-2.9%	-2.2%	-1.8%	0.6%
Federal Government
Nominal	1.6%	2.5%	1.9%	2.7%	5.3%
Primary	-3.1%	-3.0%	-2.7%	-2.5%	-0.7%
State and Local Government
Nominal	1.2%	0.5%	0.9%	0.9%	1.2%
Primary	-0.5%	-0.8%	-0.5%	-0.3%	0.1%
Public Sector Enterprises
Nominal	0.0%	0.0%	0.1%	0.1%	0.1%
Primary	-0.1%	-0.1%	0.1%	0.0%	0.1%

(1)	(+) deficit (-) surplus
(2)	All figures reflect the ratio of flows to GDP, both valued for the last month of the period
(3)	Primary balance excludes Petrobrás and Eletrobrás. The IMF publication Government Finance Statistics 2001 recommends that federal state-owned companies be excluded from the fiscal accounts of the public sector.

Budget Process

The Federal Government’s fiscal year is the calendar year. Responsibility for the preparation of the federal budget rests with the executive branch, although the National Congress plays a major role in budget determinations.

The Federal Constitution requires that three laws be passed as part of the budget process: the Multi-Year Plan (Plano Plurianual or “PPA”), the Budgetary Guidelines Law (Lei de Diretrizes Orçamentárias or “LDO”) and the Annual Budget Law (Lei Orçamentária Annual or “LOA”).

The PPA sets government priorities for a four-year period and must contain the guidelines, goals and targets of the Federal Government for capital expenditures and other expenditures, including for on-going programs. The PPA, which links long-term priorities to the LOA, is initiated by the executive branch and coordinated by the Secretariat of Planning and Strategic Investments (Secretaria de Planejamento e Investimento Estratégico or “SPI”). The PPA proposal must be submitted to the National Congress by August 31 of the first year of a presidential term, but it becomes effective in the second year of the presidential term and ends in the first year of the next presidential term.

The 2012-2015 PPA, called the “More Brazil Plan” (Plano Mais Brasil), outlines anticipated challenges and prospects for the Republic over the four year period. Specifically, the More Brazil Plan discusses development initiatives, the creation of jobs and income, the consumer market, public investments (particularly in infrastructure) and Brazil’s growing strength in international affairs.

The budget proposal is prepared based upon discussions among representatives from the National Treasury of the Ministry of Finance and the Federal Budget Secretariat (Secretaria de Orçamento Federal or “SOF”), jointly with the SPI. After discussions among representatives of SOF, the National Treasury and each other Ministry, SOF submits a formal proposal of the LDO for the succeeding fiscal year to the President of the Republic. The President, in turn, submits the LDO proposal, with revisions, if any, to the National Congress. The LDO proposal for the following year must be submitted to the National Congress by April 15.

The federal LDO sets the macroeconomic and fiscal targets for the Government and nonfinancial enterprises. It also provides guidelines on budget formulation and execution. As required by the Fiscal Responsibility Law (Lei de Responsabilidade Fiscal, or “LRF”), the LDO presents historical data about how the budget was executed in the preceding two fiscal years. It also includes fiscal targets and fiscal risks and projections for the following two years in terms of primary balances, debt stock, and revenue and expenditure aggregates.

At each level of government the LDO is prepared before the LOA. The LDO provides a basis for drafting the LOA, as the LDO sets out the main fiscal targets and priorities of the administration, including the capital expenditures for the subsequent fiscal year, along with the fiscal risks.

The National Congress is charged by law to approve and submit the LDO to the President by July 17 and may not begin its winter recess until it does so. The LDO becomes effective immediately if the National Congress approves the presidential proposal without revision. If the National Congress alters any item of the proposal, the President may veto any provision of the revised LDO. All provisions that are not vetoed become effective upon presidential signature. The National Congress may override the veto by a two-thirds majority vote. If the veto is overridden, the provision becomes effective upon the override.

The executive branch is charged with submitting to the National Congress a detailed budget proposal for the following fiscal year (Proposta de Lei Orçamentária) that is consistent with the broad guidelines set forth in the LDO. Each ministry proposes a detailed budget with respect to its operations, and SOF meets with each ministry to discuss its proposal. SOF finalizes a federal budget proposal, which it submits to the President, who may revise the proposal. The President is then required to submit the budget, as revised, to the National Congress by August 31.

The National Congress may itself propose revisions to the President’s proposed budget. The National Congress may not, however, propose alterations in any items regarding the payment of external debt that the Republic has incurred. By December 22, the National Congress must submit to the President its approved budget for the following year.

The President is granted 15 days to review and sign the budget. If the National Congress alters any item of the proposal, the President may veto any provision of the revised LOA. If the President signs the budget or a veto is overridden prior to the end of the year, the provisions that are not vetoed or for which the veto has been overridden become effective as of January 1 of the following year as the LOA.

According to the Fiscal Responsibility Law, a Presidential Budget Implementation Decree (Decreto de Programação Orçamentário-Financeiro) should be issued within 30 days of Congress enacting the budget. The Implementation Decree provides a monthly schedule of revenues and expenditures. This schedule can subsequently be revised every two months in light of the performance of revenues, with adjustments in annual cash expenditure limits for each ministry as well as the amount of commitments that each ministry can enter into during each month. The Brazilian Constitution contains provisions that guarantee the funding of three types of government expenditures: revenue-sharing with States and municipalities, salaries (and pensions) for government employees; and interest on, and repayment of, the public debt.

Within 30 days after the end of each two-month period, the Federal Government publishes a summary report of the budget execution, the Evaluation Report on Primary Revenues and Expenditures, as required by the Fiscal Responsibility Law and by the LDO. At the end of a two-month period, if the Federal Government finds that the budgeted amounts may prevent achievement of the primary balance target, it will limit expenditures and financial transactions in order to achieve the balance target.

Constitutional Amendment No. 32, dated September 11, 2001, provides that the implementation of multi-year plans and budgets must occur through formal legislation and cannot be implemented through provisional measures. See “The Federative Republic of Brazil—Form of Government and Political Parties”.

Petrobrás, the state-controlled oil company that had historically accounted for approximately 0.5% of the primary balance of the federal budget in nominal terms, was removed from the calculation of the primary balance beginning in 2009. Eletrobrás, the state-controlled electricity holding company that historically had accounted for approximately 0.2% of the primary balance of the federal budget in nominal terms, also was removed from the calculation of the primary balance beginning in 2010. The IMF publication Government Finance Statistics 2001 recommends that federal state-owned companies be excluded from the fiscal accounts of the public sector.

The target set for public enterprises changed in 2009 primarily due to the withdrawal of Petrobrás Group companies from this category in May 2009. The Federal Government no longer includes the assets and liabilities of the Petrobrás Group companies in the calculation of Net Public Sector Debt (“DLSP”), and anticipated flows from transactions of the companies no longer affect DLSP and the financing needs of the Public Sector. Similarly, Eletrobras was also removed from public enterprise calculations in November 2010.

The 2012-2015 Multi-Year Plan

In the 2012-2015 PPA, the following 11 macro challenges were defined to guide Federal Government policies embodied in government programs.

1. National Development Project: continued implementation of the National Development Project, which aims at reducing regional inequalities, rural and urban disparities, and transitioning to more sustainable productivity, creating jobs and promoting income distribution. The Federal Government’s agenda includes improvement of programs like the Brazil Without Extreme Poverty Plan, Family Grant (Bolsa Família), the Education Development Plan (Plano de Desenvolvimento da Educação) and the Growth Acceleration Program (“PAC”). For additional information on the Education Development Plan, please see “The Brazilian Economy—Education”.

2. Extreme Poverty Eradication: overcome extreme poverty and continue to reduce social inequality. According to the PPA, since 2004, Brazil had been experiencing an unprecedented cycle of development, by combining economic growth with a reduction of inequality. As a result, 28 million people no longer lived in absolute poverty, and 36 million had ascended to the middle class. However, there were still 16 million people living in extreme poverty. To change that, the Brazil Without Extreme Poverty Plan was created, promoting social and productive inclusion of the share of the population classified as extremely poor.

3. Science, Technology and Innovation: consolidate science, technology and innovation as a framework for Brazilian economic development. This challenge can be divided into four main goals: minimize technological disparity; assist Brazil’s international inclusion; stimulate the development of the green and creative economy; and aid the eradication of poverty and reduce social inequality.

4. Knowledge, Education and Culture: provide access to education, knowledge, culture and sports, ensuring quality and equity, and valuing diversity. The National Education Plan, which will last until 2020, includes several goals, such as raising enrollment and attendance rates in several stages and types of education; improving the quality of the basic levels of education; training and enhancing the skills of more teachers and professors; encouraging full-time education; increasing literacy; and increasing public investment in education. The 2012-2015 Multi-Year Plan was intended to serve as a stepping stone to achieve the National Education Plan’s goals, which is to build a systemic view of the educational policies and commitments.

5. Health Care, Social Security and Social Assistance: facilitate universal access to health care, social security and social assistance to achieve equity and an improved quality of life. Advancements in this area were considered crucial to improving social welfare by 2015.

6. Civic engagement and belonging: increase civic engagement and a sense of belonging, promoting gender and ethnic equality, respecting the diversity of human relations, and improving the quality of public services, as well as expanding access to them.

7. Infrastructure: expand and improve the quality of productive, urban and social infrastructures to achieve integration within Brazil and with South America. The election of Brazil as the host for the 2014 FIFA World Cup, and Rio de Janeiro as the host for the 2016 Olympic and Paralympic Games, was expected to stimulate the development of the country’s logistics infrastructure. The ports and airports sectors were expected to benefit directly from the expansion and recovery of their infrastructure. Both public and private investments in the ports and airports that catered to the 2014 FIFA World Cup and will cater to the 2016 Olympic and Paralympic Games were expected to benefit the country not only during those events but in the future as well.

8. Democracy and Social Engagement: strengthen democracy, stimulate social participation and increase the transparency of public actions. This challenge represented the strong commitment of the Federal Government to social participation, by creating conditions to guarantee equal opportunities to every citizen.

9. National Integrity and Sovereignty: preserve constitutional powers, territorial integrity and national sovereignty; actively participate in the promotion and defense of human rights, peace and global development.

10. Public Security: promote citizen safety and integrity by tackling violence and developing a culture of peace. One of the main challenges was identified as dealing with more troubled urban spaces, typical of larger cities. The PPA placed particular emphasis on border security, given that the borders constitute a major gateway for organized crime, drugs, weapons and smuggling. The major sporting events Brazil hosted in 2014 and will host in 2016 were also concerns, due to the large number of people that attended and are expected to attend. As a result of the events, the Federal Government focused efforts, specifically on special training, police intelligence and the infrastructure of public security institutions.

11. Public Management: improve the tools for public management, endorsing ethics in the public service and improving the quality of services provided to citizens.

Governmental planning for the four years included in the 2012-2015 PPA, presented in the “Programs, Objectives, Targets and Initiatives” Section, suggested an investment of over R$5.4 trillion. The resources to finance the 2012-2015 PPA were to come from the Annual Budget, the State-Owned Companies Investment Budget and Extra Budget Funds (tax waivers, State-Owned Companies global expenditures plans, Government Credit Agencies and Public Private Partnerships).

Of the resources allotted for social policies, R$1.4 trillion were to be directed to the Social Security Program and, in the four year period of the Multi-Year Plan, 57% of the resources for themed programs were to be designated for social themed programs. One of them was the Brazil Without Extreme Poverty Plan, with a budget of around R$20 billion a year to benefit several programs, such as the Family Grant (Bolsa Família), which was to extend the benefits already granted to 13 million families to another 800,000 families in extreme poverty.

In the area of infrastructure, Brazil was to invest in its geological Pre-Salt layer, which was estimated to place it among the five countries with the largest oil reserves by 2020. Taking into account only the Pre-Salt areas under concession, it was estimated that the country would add between 35 and 40 billion barrels in oil reserves. Other noteworthy investments were to reach the production rate of 3.1 million barrels of oil per day; build two million houses with the My House, My Life Program (Minha Casa, Minha Vida); provide electric power for 495,000 rural homes through the Light For All Program (Luz para Todos); build and adapt 14,700 km of roads and 4,500 km of railroads; dredge and improve waterway access in 17 ports; and adapt airport infrastructure in order to double the annual passenger handling capacity and reach 305 million per year.

The main goals of the Federal Government’s productive agenda were to increase investment, raise the aggregate value of Brazil’s domestic industry, raise the share of GDP attributable to high and medium-high technology industries, and increase Brazil’s domestic industry share in energy markets. In the area of environmental development, the PPA budget provided for environmental applications associated with the preservation of the remaining native vegetation in various biomes, as well as the consolidation of already deforested areas into productive areas.

In 2012, the utilized portion of the funds budgeted for the PPA, considering only the resources authorized by the LOA and additional credits, reached R$851 billion, representing 83.2% of total commitments. Themed programs accounted for 74.3% of the total utilized funds, or R$632.3 billion, while public management programs accounted for 25.7% (R$218.7 billion) of the total funds utilized for the Plan. Social programs accounted for R$501.9 billion (59%) in 2013.

In 2013, the utilized portion of the funds budgeted for the PPA, considering only the resources authorized by the LOA and additional credits, reached R$945 billion, representing 86% of total commitments. Themed programs accounted for 75.5% of the total utilized funds, or R$713.9 billion, while the public management programs accounted for 24.5% (R$231.1 billion) of the total funds utilized for the Plan. Social programs accounted for R$563.2 billion (59.6%) in 2013.

Federal Government’s programs and plans

Growth Acceleration Program (PAC).

In 2007, the Federal Government unveiled the Growth Acceleration Program (Programa de Aceleração do Crescimento, or “PAC”), with the objective of increasing Brazil’s economic growth rate. PAC comprises a set of measures designed to (i) create incentives for private investment; (ii) increase public investment in infrastructure; and (iii) remove bureaucratic, administrative, normative, legal and legislative obstacles to growth. PAC measures are grouped under five broad headings: infrastructure investment, stimulus to credit and financing, improvement in the investment climate, tax exemptions and improvements in the tax system, and long-term fiscal measures.

In 2010, the Federal Government presented PAC 2, which included new investment projects for the periods from 2011 to 2014 and post-2014. It also included projects initiated during PAC with activities that will conclude after 2010. Similar to the first phase of the program, PAC 2 focused on investments in the areas of logistics, energy and social development, organized under six major initiatives: Better Cities (urban infrastructure); Bringing Citizenship to the Community (safety and social inclusion); My House, My Life (housing); Water and Light for All (sanitation and access to electricity); Energy (renewable energy, oil and gas); and Transportation (highways, railways and airports).

As of December 31, 2014, an aggregate of R$796.4 billion in projects had been completed under PAC 2, representing 99.7% of the projects to be completed from 2011 through 2014. The program had executed 72% more projects on a value basis under PAC 2 than it had under PAC.

In the four years of PAC 2’s existence, several complex infrastructure projects, such as Belo Monte Hydroelectric Plant, have been initiated through PAC 2. The program delivered over 1.9 million housing units to the Brazilian populace through the “My House, My Life 2” initiative.

Under PAC 2, construction projects on 5,188 kilometers of highways and on 1,088 kilometers of railroad have been completed.

In addition, 30 projects in Brazilian sea ports were completed through PAC 2. PAC 2 funded 37 additional airport projects that have increased airport capacity by about 70 million passengers per year.

PAC 2 projects also added more than 15,908 megawatts to Brazil’s national electrical system, with the completion of hydroelectric, wind and thermal plants.

An electricity infrastructure project that now operates under PAC 2, known as the “Light for All” program, has generated electricity for nearly 2.0 million people throughout Brazil. PAC 2 projects have also increased production of oil and gas, with the opening of eight new platforms.

In addition, nearly 1,601 water supply and treatment projects have been completed under PAC 2, benefiting more than one million families living in large and small municipalities.

Investment Support Program

The Investment Support Program (“PSI”) allows the Republic to subsidize the interest rate of loans from BNDES to purchase capital goods and promote exports and technological innovation. The PSI, which began in 2009, has a credit authorization of R$452 billion, of which R$323.8 billion had been disbursed as of December 31, 2014. The program is set to expire on December 31, 2015.

Logistics Investment Program and Planning and Logistics Company

Launched in 2012, the PIL includes a set of projects which are designed to facilitate the development of a modern and efficient transport system and will be carried out through strategic partnerships with the private sector, taking into account synergies between road and rail networks, waterways, ports and airports. The main goal is to improve logistics integration between all modes of transport to enhance Brazil’s competitiveness, to boost the country’s economic growth and support Brazil’s sustainable development.

In June 2015, the Federal Government presented the second phase of the PIL to continue the process of modernization of the country’s transportation infrastructure and to boost economic growth. This new phase of the program seeks to attract approximately R$198.4 billion in investments in highways, railways, ports and airports, of which R$69.2 billion are planned for the 2015 to 2018 time period and R$129.2 billion are planned for 2019 and beyond. The success of the planned concessions depends on various factors.

The Planning and Logistics Company (Empresa de Planejamento e Logística, or “EPL”), created in 2012, is the federal entity responsible for structuring the integrated logistics planning process, connecting roads, railways, ports, airports and waterways.

Highways. In the highway sector, the PIL anticipated granting concessions of 9,625 km of toll roads, divided into fourteen lots. These anticipated highway investments were worth an estimated R$63.8 billion. In 2013, five federal highways were transferred to the private sector, representing a total of 4,248 km. The total investments for which contracts were secured in 2013 were expected to account for R$28.4 billion of investments over the next 30 years, with R$15.7 billion spent in the first five years of the contracts. In 2014, one federal highway was transferred to the private sector. The section granted is 624.8 km long and passes through 23 municipalities. It is estimated that R$4.31 billion will be invested in the 30-year concession.

In the highway sector, the second phase of the PIL plans for investment of approximately R$66.1 billion. New concessions under the PIL would include four new concessions to be auctioned in 2015 for projects begun in 2014, and these projects would result in an estimated R$19.6 billion in new investment. This amount includes the March 2015 auction for the concession of the Rio-Niteroi bridge. In addition, the PIL plans for the auction of 11 new projects in a second stage, which will include the auction of concessions for the equivalent of 4,371 km of toll roads. Such projects are projected to increase investment by an estimated R$31.2 billion, plus additional investment of R$15.3 billion in existing concessions.

Railways. In the railway sector, the program foresaw investments worth R$99.6 billion in construction and/or upgrading of over 11,000 km of rail lines.

In the railway sector, the second phase of the PIL estimates new investments of R$86.4 billion in construction and/or upgrading of rail lines. Projected investments include various sections along the Ferrovia Norte-Sul railway, totaling R$12.7 billion. The PIL estimates investments of R$9.9 billion for rail lines between Lucas do Rio Verde (Mato Grosso) and Miritituba (Pará) and R$7.8 billion for a rail line linking Rio de Janeiro and Vitória. The largest planned project is the strategically important Ferrovia Bioceânica, or Bi-Ocean Rail Line, which the PIL projects would result in R$40 billion of the new investment, and would link the Center-West agricultural region to Peru, leading to increased access to Asian markets.

The High Speed Train (“TAV”) is a high speed passenger rail service that will connect the cities of Rio de Janeiro, São Paulo and Campinas. The project has estimated investments worth over R$35.6 billion. The National Land Transport Agency is the agency responsible for the bidding process for the TAV’s operational concession. The bidding process is structured in two phases. In the first phase, the train operator will be selected, with a contract term of 40 years. After the first phase, bidding will commence for the infrastructure (bridges, highways, tunnels and permanent ways) portion of the concession. The infrastructure execution design will be contracted by EPL, which will act as a partner in the concession. The current target for the commencement of TAV operations is June 2020.

Ports. The ports program projected investments worth R$54.6 billion from 2013 to 2017. Since the sector’s new regulatory framework came into force in June 2013, 34 authorizations for private ports installations have been granted as of May 2015.

The ports program of the second phase of the PIL projects investments worth R$37.4 billion and includes 50 new leases (R$11.9 billion), 63 new authorizations for private ports (R$14.7 billion) and early renewals of 24 existing leases (R$10.8 billion). The PIL contemplates 29 new terminals in the port of Santos (9) and Pará (20), with total investment of R$4.7 billion, for which the Federal Government plans to conduct auctions in 2015. In 2016, the PIL plans auctions for 21 terminals, in which the PIL projects investment of R$7.2 billion, in the ports of Paranaguá, Itaqui, Santana, Manaus, Suape, São Sebastião, São Francisco do Sul, Aratu, Santos and Rio de Janeiro. The concessions for 63 private ports are expected to be auctioned in 2015, together with the early extension of 24 existing leases, which the PIL estimates will result in investments of R$10.8 billion.

Airports. The airport program is structured in three parts. The first part comprises management concessions for two major international airports: Galeão, in the State of Rio de Janeiro, and Confins, in the State of Minas Gerais, that were auctioned in November 2013 and yielded a total of R$20.8 billion. The second part of the program foresees investments worth over R$7.3 billion in 270 regional airports. It consisted of strengthening and restructuring Brazil’s regional aviation network, expanding air transport supply and improving the quality of airport infrastructure and services. For that purpose, regional airports will be managed through administrative concessions. Finally, the third part of the program incentivizes commercial operation of private airports dedicated exclusively to general aviation.

The airport program of the second phase of the PIL seeks to expand airport infrastructure, improve the quality of services, bring more innovation from the experience of international operators, boost tourism, improve cargo transportation and create new regional hubs. For airports, the PIL projects investment of R$8.5 billion, composed primarily of private sector airport management concessions for airports in Salvador (R$3.0 billion), Porto Alegre (R$2.5 billion), Fortaleza (R$1.8 billion) and Florianopolis (R$1.1 billion). The auctions are scheduled to start in the first quarter of 2016. The program also plans to auction concessions for seven regional airports, for which the PIL projects investment of R$78 million.

Inova Empresa Plan.

The Inova Empresa Plan (“IEP”), launched in March 2013 by the Federal Government, strengthened the strategies of: (i) encouraging strategic sectors; (ii) integrating financing instruments; (iii) fostering better and more technological developments; (iv) decentralizing actions to better serve small and medium-size companies and; (v) encouraging the formation of partnerships between companies and research institutions. The plan was responsible for reorganizing the work of the public sector in stimulating innovation. The plan also sought to improve efficiency and transparency in the project selection process and boost the impact of public policy on the economy.

The agencies administering the program are the National Bank of Economic and Social Development (“BNDES”) and the Studies and Projects Financing Agency (“FINEP”), which is linked to Brazil’s Ministry of Science, Technology and Innovation.

Initially, the Federal Government committed R$32.9 billion to the IEP, but following receipt of requests for R$98.7 billion from 2,715 companies and 223 research institutes, the Federal Government decided to expand the IEP. As of December 2014, R$35.4 billion of IEP funds had been contracted and R$15.9 billion were in the process of being contracted.

2015 Budget

The primary goals of the government’s fiscal policy are to promote the balanced management of public resources, to ensure the maintenance of economic stability and sustained growth, and to be socially equitable. To fulfill its goals, acting in accordance with the monetary, credit and exchange policies, the government seeks to create the necessary conditions for the gradual decline of Brazil’s net public debt to GDP ratio, the reduction of Brazil’s interest rates and the improvement of Brazil’s public debt profile. Accordingly, every year, a primary balance target is established in an attempt to ensure the economic conditions necessary for the maintenance of sustained growth, which includes the long-term sustainability of public debt.

Since 2011, the primary balance targets have been fixed in nominal terms. The LDO for 2015 (Law No. 13,080, dated January 2, 2015) established a 2015 primary balance target of R$66.3 billion for the consolidated public sector and R$55.3 billion for the Central Government.

On April 22, 2015, President Rousseff signed the 2015 Budgetary Law (Law No. 13,115). The law assumed total revenue of R$3.0 trillion for 2015 and set out how this revenue would be used. In the law, revenue to be derived from fiscal revenues of R$1.3 trillion, social security revenues of R$693.4 billion, and R$904.5 billion in Federal Public Debt refinancing. The budget for 2014 assumed total revenue of R$2.4 trillion.

The following table sets forth revenues and expenditures of the Federal Government in 2013 and 2014, and projected revenues and expenditures in the 2015 budget as adopted.

Table No. 26

Primary Balance of the Central Government and 2015 Budget (1)

(in billions of Reais)

	2013	2014	2015 Budget
1—Total Revenues	1,181.1	1,224.0	1,429.7
1.1—Treasury Revenues	871.2	883.3	864.6
1.1.1—Gross Revenue	894.7	906.2	—
Taxes	407.4	428.4	—
Social contributions	346.2	343.3	—
Other	141.0	134.5	190.5
Oil Exploration Cession	0.0	0.0	—
1.1.2—(-) Restitutions	-23.5	-22.9	—
1.1.3—(-) Fiscal Incentives	-0.1	0.0	—
1.2—Social Security Revenues	307.1	337.5	374.5
1.2.1—Social Security Revenues—Urban	301.0	330.8	—
1.2.2—Social Security Revenues—Rural	6.2	6.7	—
1.3—Central Bank Revenues	2.8	3.3	—
2—Transfers to States and municipalities	190.0	210.2	221.9
3—Total net Revenue	991.1	1,013.9	1.2
4—Total expenditures	914.1	1,031.1	1,152.2
4.1—Treasury expenditures	553.0	633.5	—
4.2—Social security benefits	357.0	394.2	—
4.3—Central Bank expenditures	4.1	3.4	—
5—Brazilian sovereign wealth fund (FSB)	0.0	0.0	—
6—Primary Balance (2)	77.0	(17.2)	55.5
6.1—National Treasury	128.2	39.6	—
6.2—Social security	-49.9	-56.7	—
6.3—Central Bank result	-1.3	-0.1	—
7—Methodological Adjustment	0.9	0.0	0.0
8—Statistical Discrepancy	-2.6	-3.3	0.0
9—Central Government Primary Balance	75.3	-20.5	55.3
10—Nominal Interest	-185.8	-251.1	-195.9
11—Central Government Nominal Balance	-110.6	-271.5	-140.6

1-Consolidated accounts of the National Treasury, Social Security and the Central Bank.

2-Above the line. Surplus/(deficit).

Source: Ministry of Finance/National Treasury Secretariat and Federal Budget Secretariat

On May 22, 2015, the Federal Government announced the expected spending cuts for the first Presidential Budget Implementation Decree of 2015, totaling R$69.9 billion of discretionary expenditures, in order to achieve the R$66.3 billion consolidated public sector primary balance for 2015. The projections of revenues and expenditures assumed an accumulated inflation rate of 8.26% and a GDP contraction of 1.2% for 2015.

On July 22, 2015, the Federal Government published the third Evaluation Report on Primary Revenues and Expenditures. The report estimated that the adverse economic situation had affected federal revenue, despite the measures taken by the government to increase revenues and reduce mandatory spending. The report also estimated that the consolidated public sector primary balance target foreseen in the LDO for 2015 would not be met. The Federal Government decided to deepen cuts in discretionary expenditures to R$79.4 billion. The Federal Government also decided to seek to amend the LDO for 2015, reducing the primary balance target from R$66.3 billion to R$8.7 billion for the consolidated public sector, from R$66.3 billion to R$5.8 billion for the Federal Government, and from R$11.0 billion to R$2.9 billion for regional governments. A rebate clause was introduced, allowing the Federal Government to deduct R$26.4 billion from the primary balance target in a scenario in which the additional revenues expected in the second half fail to materialize. The projections of revenues and expenditures assume an accumulated inflation rate of 9.0% and negative GDP growth of 1.5% for 2015.

The principal assumptions underlying the revised 2015 budget estimates are set forth below.

Table No. 27

Principal 2015 Budget Assumptions

As of July 22, 2015
Gross Domestic Product
Nominal GDP (billions of Reais)	5,831.4
Real GDP Growth	-1.50%
Inflation
Domestic Inflation (IPCA)	9.00%

Source: SEPLAN/Federal Budget Secretariat (SOF)

As of August 7, 2015, the Federal Government’s estimate of real GDP growth (contraction) for 2015 is a contraction of -1.8%. The estimate already takes into account the reduction of planned investments from the Federal Government and companies such as Petrobras.

Under Constitutional Amendment No. 27, which became effective on March 22, 2000, the Federal Government created the Desvinculação de Recursos da União, or DRU. DRU is a temporary budget control mechanism which allows the government to reallocate 20% of budget resources for priority purposes, thus adding flexibility to the budget. In other words, 20% of certain tax revenues that the Federal Government would otherwise have been required to devote to specific program areas under the Constitution may be reallocated to other expenses at the Government’s discretion. On December 21, 2011, the National Congress approved Constitutional Amendment No. 68, which extended the DRU until 2015. On July 8, 2015, the Federal Government sent to Congress a Constitutional Amendment proposal to extend the DRU until 2023.

On April 15, 2015, the Federal Government sent to Congress a draft 2016 Budget Guideline Law. In the draft law, the Federal Government assumes an increase in the minimum wage from R$788.0 to R$854.0 in 2016. The draft law also sets a nominal primary balance target for the consolidated public sector for 2016 of R$126.7 billion (approximately 2.0% of estimated GDP for 2016). The macroeconomic parameters contemplated by the draft law anticipate inflation of 5.6% and a projected GDP growth of 1.3% for 2016.

On August 31, 2015, the Federal Government sent to Congress a draft of the Multi-Year Plan (2016-2019 PPA) and a draft 2016 LOA. Governmental planning for the four years included in the 2016-2019 PPA suggests an investment of over R$8.2 trillion. The resources to finance the 2016-2019 PPA are expected to come from the Annual Budget, the State-Owned Companies Investment Budget and Extra-Budget Funds (tax waivers, State-Owned Companies global expenditures plans, Government Credit Agencies and Public Private Partnerships).

In the draft LOA, the Federal Government assumes an increase in the minimum monthly wage, from the current R$788.0 to R$865.5 in 2016. The draft law also sets a nominal primary deficit target of R$30.5 billion (approximately -0.5% of GDP) for the consolidated public sector in 2016. The draft law foresees fiscal revenues of R$1.4 trillion for 2016. The macroeconomic parameters contemplated by the draft law assume inflation of 5.4% and a projected GDP growth of 0.2% for 2016.

On September 14, 2015, the Federal Government announced R$26 billion in spending cuts, and proposed new taxes and changes to current tax expenditures expected to provide an additional R$40.3 billion in net revenue in fiscal year 2016. The Federal Government proposed the measures to eliminate the primary deficit target of R$30.5 billion proposed in the draft LOA presented on August 31, 2015. If the changes are implemented, there would be a consolidated public sector primary surplus target of R$34.4 billion for 2016. Proposed spending cuts and other measures to reduce expenditures include, among others: delaying salary increases for federal employees, implementing a salary ceiling for federal employees, cutting discretionary spending first proposed in the draft LOA by renegotiating contracts, changes to the funding source of the My House My Life program from the budget to the FGTS and a revision to PAC expenditures (other than the My House My Life program) as currently provided in the draft 2016 LOA. On the revenue side, the Federal Government is proposing reductions and termination of certain tax expenditures and new taxes, such as reinstating the Provisional Tax on Financial Transactions (Contribuição Provisória sobre Movimentação Financeira, or “CPMF”), which is projected to generate R$32.0 billion of new revenue. The National Congress would have to approve most of the proposals made by the Federal Government in order for them to become effective, including reinstating the CPMF.

The following table sets forth the expenditures of the Federal Government in the years indicated by function. The figures in this table are not directly comparable to those set forth in the table above entitled “Primary Balance of the Central Government and 2014 Budget,” because the expenditures set forth in the table above were calculated in accordance with the IMF methodology, which does not include, among other things, debt service expenditures and certain financial investments.

Table No. 28

Expenditures of the National Treasury by Function

(in millions of Reais)

	2011	2012	2013	2014	2015 Budget (1)
Legislative	4,948.1	5,115.0	5,407.8	5,531.0	7,365.3
Judiciary	18,489.5	20,052.5	21,085.2	23,519.7	30,317.0
Essential to Justice	4,618.8	3,221.3	3,749.1	4,259.3	6,462.1
Administration and Planning	15,425.0	16,294.7	17,435.8	17,559.7	31,159.1
National Defense	27,544.0	29,329.8	31,160.1	34,435.6	43,365.4
Public Security	5,744.1	5,991.0	6,479.7	6,524.4	8,668.4
Foreign Affairs	1,777.4	2,076.2	2,099.9	2,251.3	2,193.9
Social Assistance	45,102.7	55,320.4	62,279.7	68,325.8	74,629.7
Social Security	358,529.1	398,648.7	443,600.5	493,124.8	529,878.9
Health	62,621.7	70,310.5	75,814.5	85,130.9	112,790.5
Labor	35,758.6	41,337.3	64,235.5	69,419.7	68,440.2
Education	43,400.1	52,346.2	62,781.9	73,059.8	105,083.0
Culture	595.0	822.0	838.6	858.9	2,770.4
Citizenship Rights	1,001.0	552.3	624.0	687.8	2,154.7
Urban Planning	1,205.6	1,114.2	1,075.2	1,486.2	9,963.3
Housing	59.8	134.0	11.5	7.5	182.8
Sanitation	269.7	740.6	629.4	483.1	2,793.0
Environmental Management	2,169.0	2,593.3	3,398.8	3,617.7	6,816.9
Science and Technology	5,115.8	5,975.5	8,334.1	6,115.8	10,407.3
Agriculture	9,250.6	9,816.1	9,756.1	9,833.4	28,195.2
Agricultural Organization	2,052.5	1,866.3	2,630.7	2,510.5	5,544.6
Industry	1,506.4	1,763.0	1,774.7	1,958.8	2,681.1
Commerce and Services	1,215.0	1,326.2	1,302.2	1,359.1	5,686.9
Communications	632.0	711.5	1,039.2	1,156.8	1,510.7
Energy	500.5	625.1	723.6	883.9	2,297.6
Transportation	10,654.4	11,935.9	10,848.6	13,891.7	26,036.1
Sports and Leisure	308.8	373.2	395.8	848.4	3,253.7
Special Charges	434,528.8	672,947.9	482,441.1	614,100.8	1,715,396.6
Contingency Reserve	0	0	0	0	30,632.6
SubTotal	1,095,023.9	1,413,340.6	1,321,953.1	1,542,942.3	2,876,676.9
Refinancing Charges	479,368.3	298,989.7	365,557.5	497,037.0	0.0
Total	1,574,392.3	1,712,330.3	1,687,510.6	2,039,979.3	2,876,676.9

(1)	Estimates.

Source: Ministry of Finance/National Treasury Secretariat and Federal Budget Secretariat

Taxation and Revenue Sharing Systems

The Brazilian taxation system operates at all levels of government and includes a broad variety of taxes. The Constitution authorizes the levying and collection of taxes by the taxing authorities of federal, State and municipal governments, and mandates that the Federal Government share a portion of its tax revenues with the States, municipalities and other institutions. The Federal Government collects taxes on personal and corporate income, industrial products (through the Imposto sobre Produtos Industrializados, or “IPI”), rural property (through the Imposto sobre a Propriedade Territorial Rural, or “ITR”), financial transactions (through the IOF), certain mandatory contributions to the Social Security System from legal entities, employers and employees, and import and export tariffs. Municipalities and the Federal District collect taxes on urban property, transfers of property rights and services. Certain taxes, such as the IOF, IPI, and PIS/CONFINS have been used as instruments to encourage certain activities through the application of a reduction or exemption.

The tax burden in 2013 was 31.5% of GDP, as compared to 30.5% of GDP in 2012. The total amount of tax revenue collected in 2013 was R$1,741.7 billion. Of this amount, 68.9% was collected by the Federal Government, 25.3% was collected by the States, and 5.8% was collected by municipalities. Taxes in 2013 were derived mainly from the Tax on the Circulation of Goods and Transportation and Communication Services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or “ICMS”) (20.8%), Social Security (17.4%), the Federal Income Tax (16.9%), and the Contribution for the Financing of Social Security (Contribuição para Financiamento da Seguridade Social, or “COFINS”) (11.1%).

Income Taxation.

Brazil’s individual income tax rates for 2015 are progressive and are at the following rates: 0%, 7.5%, 15.0%, 22.5% and 27.5%. The minimum taxable annual income is currently R$22,499.13. Income below that level is excluded from income taxes. Brazil offers only a limited number of tax deductions.

For corporate and other legal entities, the basic tax rate is 15.0%, while the surtax on taxable net income exceeding R$20,000 multiplied by the number of months of the period recorded is 10.0%; and the tax related to social welfare (Contribuição Social Sobre o Lucro Líquido or “CSLL”) levied on net profit is 9.0% with respect to business entities in general and 15.0% in the case of financial institutions.

For financial transactions on the fixed and variable income market, the income tax rates for Brazilian citizens are also progressive at the following rates: 15.0%, 17.5%, 20.0% and 22.5%.

For tax purposes, treatment of non-resident investors in Brazilian financial market and capital investments differs depending on the origin of the funds. Investors from countries that do not have “favored taxation” status will have the right to Brazilian tax benefits, provided they fulfill the conditions established by the regulations of the Monetary National Council. Income tax in these cases follows specific rules, and income tax rates range from 0% to 15%. In the case of investments from countries considered tax havens (countries that are not subject to an income tax of 20% or more), the above-mentioned tax benefits do not apply. These investments are subject to the same rules governing domestic investors.

ICMS. The ICMS is a value-added tax based on the movement of goods and services through interstate and inter-municipal transportation and communication. It is a tax that each State and the Federal District may levy, as determined by the 1988 Federal Constitution. The ICMS is a non-cumulative tax, allowing for the offset of any amounts previously charged against the amount owed on each transaction or service. Since September 13, 1996, exports of primary and semi-finished goods and the acquisition of certain fixed assets have been exempted from the ICMS (Complementary Law No. 87, or “Kandir Law”).

COFINS. COFINS is one of the contributions to social welfare funds that business entities are required to make. The mandatory contribution varies depending on the type of entity making it.

Simples Nacional.

Micro or small companies are eligible to participate in a simplified tax collection system known as “Simples Nacional,” which enables these companies to pay a single unified tax based on their level of gross revenues, rather than paying several different taxes. The Simples Nacional, established by Complementary Law No. 123, dated December 14, 2006, became effective on July 1, 2007. This law replaced the “Simples Federal” Law No. 9,317, dated December 5, 1996, merging six different federal taxes (Corporate Income Tax, IPI, CSLL, COFINS, PIS and employers’ contribution to social security), the ICMS at the State level and the Service Tax – ISS (Imposto Sobre Serviço) at the municipal level. Complementary Law No. 147, dated August 7, 2014, established new criteria for a micro or small company to be eligible to participate in the Simples Nacional; size and revenue of the company, rather than the activity performed, determine eligibility. Under the new system, taxes for micro and small companies will range from 4.0% to 17.4%, depending on each company’s business activity.

Revenue Sharing. The Federal Government is required by the Constitution to transfer 48.0% of the proceeds from the IPI and the income tax as follows: (i) 21.5% to the States and Federal District Participation Funds, (ii) 23.5% to the municipalities Participation Funds and (iii) 3.0% to the financing programs for the productive sectors in the North, Northeast and Central West Regions. The Federal Government must also transfer another 10.0% of the proceeds of the IPI to the States and Federal District ratably in proportion to their respective exports of manufactured products. The Constitution also mandates the distribution to, or sharing with, the States and municipalities of certain other types of taxes collected by the Federal Government. For example, the Federal Government must share part of its revenues from automobile property taxes and the ITR. Likewise, States must share revenue from certain taxes with municipalities. All of the revenues derived from IOF levied on transactions in gold as a financial asset are allocated among municipalities (70%) and the State, Federal District or federal territory of origin (30%).

Minimum Limits of Investment in Education and Health. The Federal Government must dedicate at least 18.0% of annual tax revenues to education. States, municipalities and the Federal District must invest at least 25.0% of their annual revenues in education.

In each new fiscal year, the Federal Government must dedicate at least the same amount to public health investments and services as it dedicated in the previous fiscal year. The Federal Government is also required to increase funding for public health by an amount that corresponds to the difference between the GDP in the prior year’s budget and the projected GDP for the new fiscal year. States and the Federal District must invest at least 12.0% of their annual revenues in health investments and services. Municipalities must contribute at least 15.0% of their annual revenues to this area.

Sovereign Fund

In September 2008, the Federal Government created a sovereign fund. The stated objectives of the fund are to promote investments in assets both in Brazil and abroad. It may be used to prevent the overvaluation of the real, if necessary. It can also be used to stimulate public savings, limit the effects of economic cycles and promote strategic projects for Brazil in other nations.

In December 2008, the public sector primary balance surpassed the target and the Federal Government used part of the surplus to capitalize the Sovereign Fund of Brazil (“FSB”). In 2012, the Federal Government used R$12.4 billion from the FSB to achieve its consolidated public sector primary balance target. From June 29, 2015 to July 15, 2015, the FSB sold Banco do Brasil shares and applied the proceeds received from the sale of the shares by purchasing fixed income securities. The total transaction amount was R$134 million. On December 31, 2014, the FSB was valued at R$3.1 billion, and on September 8, 2015, the FSB was valued at R$2.6 billion.

Fiscal Responsibility Law and Fiscal Crime Law

On May 4, 2000, the Federal Government enacted the Fiscal Responsibility Law. The law sets forth fundamental principles and directives for public finance and establishes a comprehensive framework intended to prevent fiscal imbalances. The law applies to each level of government, as well as to government-controlled funds, semi-autonomous entities and public enterprises.

The Fiscal Responsibility Law provides for, among other things:

•	Strengthening of the budgetary process as a planning instrument, with bi-monthly evaluations of fiscal targets according to five key variables: revenues, expenditures, nominal and primary fiscal results and public sector debt. Non-compliance with bi-monthly targets for nominal and primary results will trigger automatic cuts in expenditure authorizations and in financial transactions separately at each level of government.

•	Regulation of the “golden rule”, which establishes that the volume of borrowing cannot exceed capital expenditures.

•	Tax exemptions must be accompanied by estimates of their budgetary and financial impact in the budget year in which they are first applicable and in the two subsequent years. The proposing entity must also indicate that off-setting revenues exist.

•	Increases in expenditures must be accompanied by estimates of their budgetary and financial impact in the year in which they are first incurred and in the two subsequent years, and by a declaration from the proposing entity stating that such increases are in compliance with the PPA, LDO and annual budget. Also, acts creating or increasing expenditures must include the means through which the expenditures will be financed.

•	Limitations on personnel expenditures as a percentage of net current revenues to 50.0% for the Federal Government, 60.0% for the States, and 60.0% for municipalities.

•	Ceilings for public sector debt for the Federal Government, States and municipalities, which are to be verified every four months.

•	A prohibition against the Central Bank issuing its own securities.

•	The Federal Government may guarantee the borrowings of State or municipal governments or other entities, within the limits and conditions established by the Senate, only if the beneficiary of the guarantee provides the Central Bank with a note in an amount that is greater than or equal to the guarantee.

•	Courts specialized in the review of public accounts are to advise administrators of actual and potential noncompliance with the Fiscal Responsibility Law.

•	Sanctions for irresponsible behavior and mismanagement are to be established along with the civil and criminal penalties in the Fiscal Crime Law.

Exceptions to the Fiscal Responsibility Law are severely limited. Limits on public sector debt and on borrowing are subject to review upon request by the President in the case of economic instability and monetary and foreign exchange shocks. Deadlines to reestablish equilibrium will be extended in the case of shortfalls in economic growth. In case of an officially recognized state of emergency, the limits will be temporarily suspended. Additionally, under the Fiscal Responsibility Law, funds obtained from sale of public assets may not be used to finance current expenditures, except expenditures related to social security.

In accordance with the Fiscal Responsibility Law, Senate Resolution No. 40, dated December 20, 2001, defined the global limits for the consolidated net indebtedness of States and municipalities, and determined that a State’s debt cannot be higher than 200% of its net current revenue and a municipality’s debt cannot exceed 120% of its net current revenue. It also established mechanisms for annual reductions of indebtedness exceeding such limits.

On October 19, 2000, the legislation known as the Fiscal Crime Law (Lei de Crimes Fiscais) was enacted. The legislation amends Brazil’s Penal Code (Decree Law No. 2,848, dated December 7, 1940) and certain other laws to provide penalties for, among other things, borrowing in excess of authorized limits, the ordering of expenditures not authorized by law and administrative infractions of public finance laws. The Fiscal Crime Law is a complement to the Fiscal Responsibility Law.

PUBLIC DEBT

General

The three main public debt indicators in Brazil are the NPSD, the GGGD and the FPD.

The NPSD is the main indicator of indebtedness used by the Brazilian government when making economic policy decisions. It is the indicator that most closely reflects the dynamics of public liabilities and the Federal Government’s fiscal policies, which are reflected in the consolidated primary balance at all levels. NPSD in Brazil consists of the domestic and external debt of the Federal Government (including the Central Bank), State and local governments and non-financial public enterprises (except Petrobras and Eletrobras). The Federal Government includes in its LDO annual estimates of this indicator’s progression for the current year, and for the three subsequent years, based on its expectations about real interest rates, economic growth and primary balance targets for the whole public sector.

The GGGD measures Federal Government, State and municipal government debts, owed to both the private sector and the financial public sector. Debts owed by state-owned companies (at the three levels of government) are not covered by the GGGD category. Central Bank liabilities are also not aggregated into this indicator, except for open-market transactions in the financial sector. To avoid double counting, GGGD does not include liabilities owed by any governmental entity to another entity whose liabilities are otherwise included in GGGD. As a result, credits represented by public securities held by agencies, federal public funds and other federal entities are disregarded.

The FPD is a component of NPSD and GGGD (the largest component by amount). It is expressed as the sum of the domestic and external debt for which the Federal Government is responsible. FPD has two components: the domestic federal public debt (“DFPD”), issued in local currency, and the external federal public debt (“EFPD”), issued in foreign currency.

The aggregate amount of GGGD was R$2,011.5 billion on December 31, 2010 (51.8% of GDP), R$2,243.6 billion on December 31, 2011 (51.3% of GDP), R$2,583.9 billion on December 31, 2012 (54.8% of GDP), R$2,748.0 billion on December 31, 2013 (53.3% of GDP) and R$3,252.4 billion on December 31, 2014 (58.9% of GDP).

NPSD was R$1,475.8 billion on December 31, 2010, (38.0% of GDP), R$1,508.5 billion on December 31, 2011 (34.5% of GDP), R$1,550.1 billion on December 31, 2012 (32.9% of GDP), R$1,626.3 billion on December 31, 2013 (31.5% of GDP) and R$1,883.1 billion on December 31, 2014 (34.1% of GDP).

FPD was R$1,694.0 billion on December 31, 2010 (43.6% of GDP), R$1,866.4 billion on December 31, 2011 (42.7% of GDP), R$2,008.0 billion on December 31, 2012 (42.6% of GDP), R$2,122.8 billion on December 31, 2013 (41.2% of GDP) and R$2,295.9 billion on December 31, 2014 (41.6% of GDP).

The increase in the GGGD is explained by the increase in the nominal deficit and by the increase in swap transactions. These elements do not affect NPSD nor FDP. For more information, see “Balance of Payments and Foreign Trade—Swap Transactions” and “Public Finance—Consolidated Public Sector Fiscal Performance”.

In terms of GDP ratios, Gross General Government Debt increased from 51.8% on December 31, 2010 to 58.9% on December 31, 2014. GDP ratios for Net Public Sector Debt and Federal Public Debt declined from 38.0% to 34.1% and from 43.6% to 41.6%, respectively, over the same period.

As of June 30, 2015, the GGGD was R$3,588.4 billion (63.0% of GDP), NPSD was R$1,962.8 billion (34.6% of GDP) and FPD was R$2,583.7 billion (45.4% of GDP). For comparison purposes, as of June 30, 2014, GGGD was R$2,941.1 billion (55.0% of GDP), NPSD was R$1,755.1 billion (32.8% of GDP) and FPD was R$2,203.0 billion (41.2% of GDP).

Domestic debt accounts for most of the Gross General Government Debt (94.2% in 2014). The domestic debt increased from R$1,902.1 billion on December 31, 2010 (48.9% of GDP) to R$3,063.2 billion on December 31, 2013 (55.5% of GDP). The general government external debt amounted to R$109.4 billion on December 31, 2010 (2.8% of GDP) and R$189.3 billion on December 31, 2014 (3.4% of GDP).

From 2010 to 2014, the international investment position of the consolidated public sector increased substantially: in 2010 net external assets were R$359.7 billion (9.3% of GDP) but reached R$786.4 billion (14.2% of GDP) in 2014. This movement was related to the growth of Central Bank’s external assets derived from international reserves accumulation, from R$473.6 billion (12.2% of GDP) on December 31, 2010 to R$982.0 billion (17.8% of GDP) on December 31, 2014.

The Brazilian National Treasury Secretariat (Secretaria do Tesouro Nacional) is the sole issuer of public bonds, which are issued with three objectives: (i) to finance budget deficits; (ii) to conduct certain private transactions for reasons specified by law; and (iii) to refinance public debt. According to the LRF, the Central Bank is prohibited from issuing public bonds. The Central Bank buys and sells federal public debt securities exclusively for conducting monetary policy. These transactions are carried out in the secondary market. Consequently, the Central Bank uses National Treasury bonds that are in its portfolio as collateral (e.g., in repo transactions).

The aggregate amount of federal domestic securities debt held by the Central Bank increased from R$703.2 billion (18.1% of GDP) on December 31, 2010 to R$1,117.4 billion (20.2% of GDP) on December 31, 2014. A significant proportion of this portfolio was used as collateral in Central Bank repurchase (repo) operations, which amount to R$809.1 billion (14.7% of GDP) on December 31, 2014. For more information, see “The Financial System — Monetary Policy and Money Supply”.

The LRF also provides for the transfer of any positive balances from the Central Bank to the National Treasury within ten business days after the approval of the half-year balance sheets. Negative results must be classified as a National Treasury liability to the Central Bank and it must be stated in a specific budget allocation account.

The following table sets forth the gross general government debt and the public sector net debt for each of the periods indicated.

Table No. 29

Public Sector Debt

	2010		2011		2012		2013		2014
	R$billions	% of GDP	R$billions	% of GDP	R$billions	% of GDP	R$billions	% of GDP	R$billions	% of GDP
Net public sector debt (A= B+K+L)	1,475.8	38.0	1,508.5	34.5	1,550.1	32.9	1,626.3	31.5	1,883.1	34.1
Net general government debt (B=C+F+I+J) (1)	1,495.3	38.5	1,536.2	35.1	1,581.3	33.6	1,660.2	32.2	1,915.8	34.7
Gross general government debt (C=D+E) (2)	2,011.5	51.8	2,243.6	51.3	2,583.9	54.8	2,748.0	53.3	3,252.4	58.9
Domestic debt (D)	1,902.1	48.9	2,135.2	48.8	2,454.9	52.1	2,598.3	50.4	3,063.2	55.5
Securities debt market (3)	1,569.4	40.4	1,746.6	39.9	1,871.3	39.7	1,990.1	38.6	2,141.1	38.8
Central Bank repo operations (4)	288.7	7.4	341.9	7.8	524.0	11.1	528.7	10.3	809.1	14.7
Other debts	44.0	1.1	46.7	1.1	59.5	1.3	79.5	1.5	113.0	2.0
External debt (E)	109.4	2.8	108.4	2.5	129.1	2.7	149.7	2.9	189.3	3.4
Federal government	87.5	2.3	80.1	1.8	87.5	1.9	90.1	1.7	107.0	1.9
States government	18.9	0.5	23.7	0.5	36.1	0.8	52.6	1.0	74.2	1.3
Local governments	3.0	0.1	4.6	0.1	5.4	0.1	7.0	0.1	8.2	0.1
Asset of general government (F=G+H)	-979.4	-25.2	-1,128.4	-25.8	-1,395.2	-29.6	-1,512.2	-29.3	-1,579.9	-28.6
Domestic assets (G)	-979.1	-25.2	-1,127.9	-25.8	-1,394.2	-29.6	-1,511.7	-29.3	-1,579.5	-28.6
Of federal government in Central Bank	-404.5	-10.4	-475.6	-10.9	-620.4	-13.2	-656.0	-12.7	-605.9	-11.0
Credits with official financial institutions (5)	-256.6	-6.6	-319.1	-7.3	-406.9	-8.6	-466.9	-9.1	-545.6	-9.9
Worker assistance fund (FAT)	-146.4	-3.8	-157.5	-3.6	-171.0	-3.6	-183.7	-3.6	-202.2	-3.7
Other assets	-171.6	-4.4	-175.6	-4.0	-196.0	-4.2	-205.2	-4.0	-225.8	-4.1
External assets (H)	-0.3	0.0	-0.5	0.0	-1.0	0.0	-0.5	0.0	-0.4	0.0
Available Central Bank portfolio (I) (6)	414.5	10.7	410.0	9.4	382.6	8.1	429.4	8.3	308.4	5.6
Exchange Equalization (J) (7)	48.6	1.3	11.0	0.3	9.9	0.2	-4.9	-0.1	-65.2	-1.2
Central Bank net debt (K)	-43.4	-1.1	-52.6	-1.2	-59.7	-1.3	-65.0	-1.3	-72.0	-1.3
Debt	1,215.0	31.3	1,403.0	32.1	1,651.8	35.0	1,746.6	33.9	1,961.4	35.5
Monetary Base	206.9	5.3	214.2	4.9	233.4	5.0	249.5	4.8	263.5	4.8
Repo operations	288.7	7.4	341.9	7.8	524.0	11.1	528.7	10.3	809.1	14.7
Commercial bank deposits	315.0	8.1	371.3	8.5	274.0	5.8	312.4	6.1	282.9	5.1
National Treasury operating account	404.5	10.4	475.6	10.9	620.4	13.2	656.0	12.7	605.9	11.0
Assets	-1,258.4	-32.4	-1,455.6	-33.3	-1,711.4	-36.3	-1,811.6	-35.1	-2,033.5	-36.8
Federal securities in the Central Bank	-703.2	-18.1	-751.8	-17.2	-906.6	-19.2	-958.1	-18.6	-1,117.4	-20.2
External assets	-473.6	-12.2	-651.7	-14.9	-753.2	-16.0	-869.5	-16.9	-982.0	-17.8
Other assets	-81.7	-2.1	-52.1	-1.2	-51.6	-1.1	16.0	0.3	65.9	1.2
Public enterprises net debt (L) (8)	23.9	0.6	25.0	0.6	28.5	0.6	31.2	0.6	39.4	0.7
Domestic debt	40.3	1.0	39.7	0.9	41.3	0.9	42.0	0.8	46.7	0.8
Domestic assets	-21.2	-0.5	-20.0	-0.5	-18.5	-0.4	-16.5	-0.3	-13.9	-0.3
Net external debt	4.8	0.1	5.4	0.1	5.6	0.1	5.7	0.1	6.7	0.1

GDP (9)	3,886.8	—	4,374.8	—	4,713.1	—	5,157.6	—	5,521.3	—

(1)	Includes federal, State and local governments debt with other economic agents.

(2)	Excludes Federal securities in the Central Bank and includes Central repo operations.
(3)	Includes market securities debt, and other securitized credits, less investment within the government and among different government levels.
(4)	Includes repo operations carried out in the extra-market segment.
(5)	Includes credits with BNDES.
(6)	Difference between the Federal securities in Central Bank and the Central Bank repo operations stock.
(7)	Equalization of the financial result of exchange reserves operations and foreign exchange derivatives operations carried out by the Central Bank (MP 435).
(8)	Petrobras and Eletrobras excluded.
(9)	GDP accumulated in the last 12 months - current prices.

Source: Central Bank

Brazil’s FPD stood at R$1,694.0 billion on December 31, 2010 and increased at an average of 8.9% a year until 2014, to R$2,295.9 billion on December 31, 2014. Nonetheless, FPD presented a downward trend as a percentage of GDP, falling from 43.6% in 2010 to 41.6% in 2014. The share of the domestic debt in the FPD increased from 94.7% in 2010 to 95.1% in 2014, and the share represented by external debt diminished from 5.3% in 2010 to 4.9% in 2014.

After the launch of the Real Plan in July 1994, the financial situation of the States and their banks deteriorated. The Federal Government was forced to negotiate a fiscal adjustment program with subnational governments and assume over R$100 billion in regional government debt. Law 9,496, dated September 11, 1997, established criteria for the consolidation, refinancing and assumption of the subnational debt. The fiscal adjustment program established targets that the regional government had to follow for financial debt, primary result, personnel expenses, investments, revenues and privatizations. Payments for renegotiated debt payments are guaranteed by the tax revenues of regional governments collected by the Federal Government and voluntary transfers from the Federal Government to regional governments. Upon a default by a subnational entity to the Federal Government, the Federal Government can enforce the guarantees by withholding such transfers of tax revenues or voluntary transfers. The Federal Government enforced these guarantees against the State of Rio Grande do Sul due to non-payment of an installment due by the State in July 2015 and August 2015.

Since 2001, the National Treasury has published a Federal Public Debt Annual Borrowing Plan (“ABP”) with the objectives of making Brazil’s debt management process more predictable and transparent. In managing the FPD, the National Treasury seeks to meet the Federal Government’s borrowing requirements at the lowest possible long-term financing cost, while maintaining prudent risk levels. The National Treasury also supports the smooth operation of the Brazilian public debt bond market.

In addition to explaining the National Treasury’s debt management objectives, the ABP also includes guidelines for managing the FPD. These guidelines recommend: (i) gradually replace floating rate bonds with fixed rate or inflation-linked instruments; (ii) consolidate the share of inflation-linked and exchange rate-linked instruments of the outstanding debt, in accordance with long term limits; (iii) smooth the maturity structure, with special attention to short-term debt; (iv) increase the average maturity of the outstanding debt; (v) develop the yield curve on both domestic and external markets; (vi) increase the liquidity of federal public securities on the secondary market; (vii) broaden the investor base; and (viii) improve the EFPD profile through issuances of benchmark securities, buybacks and structured operations.

Following the guidelines set forth in the ABP, it was possible to improve the FPD composition, reducing market and refinancing risks. From 2010 to 2014, the share of fixed rate securities increased (as a percentage of FPD) from 36.6% as of December 31, 2010, to 41.6% as of December 31, 2014; and inflation-linked securities increased from 26.6% as of December 31, 2010 to 34.9% as of December 31, 2014. The FPD linked to the exchange-rate was R$87.0 billion (5.1% of FPD) as of December 31, 2010, compared to R$11.4 billion (4.9% of FPD) as of December 31, 2014. In addition, the average maturity of the FPD increased from 3.5 years as of December 31, 2010 to 4.4 years as of December 31, 2014, and the percentage of the FPD maturing in 12 months increased from 23.9% (December 31, 2010) to 24.0% as of December 31, 2014.

Table No. 30

Federal Public Debt Indicators (1)

	As of December 31,
	2010	2011	2012	2013	2014
Stock of FPD held by public (R$ billion)	1,694.0	1,866.4	2,008.0	2,122.8	2,295.9
Domestic	1,603.9	1,783.1	1,916.7	2,028.1	2,183.6
External	90.1	83.3	91.3	94.7	112.3
Stock of FPD held by public (% of GDP)	43.6%	42.7%	42.6%	41.2%	41.6%
Domestic	41.3%	40.8%	40.7%	39.3%	39.5%
External	2.3%	1.9%	1.9%	1.8%	2.0%
FPD profile (%)
Fixed rate	36.6%	37.2%	40.0%	42.0%	41.6%
Inflation linked	26.6%	28.3%	33.9%	34.5%	34.9%
Floating rate	31.6%	30.1%	21.7%	19.1%	18.7%
Exchange rate	5.1%	4.4%	4.4%	4.3%	4.9%
FPD maturity structure:
Average maturity (years)	3.5	3.6	4.0	4.2	4.4
Average life (years)	5.7	6.0	6.6	6.3	6.6
Percentage maturing in 12 months (%)	23.9%	21.9%	24.4%	24.8%	24.0%
GDP (R$ billion)	3,886.8	4,374.8	4,713.1	5,157.6	5,521.3

(1)	It includes the domestic debt and the external debt under the National Treasury responsibility.

Source: Ministry of Finance/National Treasury Secretariat

In April 2011, Fitch Ratings upgraded Brazil’s foreign and local currency Issuer Default Ratings (“IDRs”) to “BBB” from “BBB-” with a stable outlook and its Country Ceiling to “BBB+” from “BBB”. On October 25, 2011, July 18, 2013, and July 10, 2014, Fitch Ratings affirmed its investment grade rating of “BBB” with a stable outlook on Brazil’s foreign and local currency IDRs. In April 2015, Fitch Ratings affirmed its investment grade rating of “BBB”, but changed the outlook to negative. In March 2014, Standard & Poor’s lowered Brazil’s long-term foreign currency sovereign credit rating from BBB to BBB- and the outlook was changed to stable, from the previous negative outlook. In March 2015, Standard & Poor’s affirmed its ‘BBB-’ long-term foreign currency sovereign credit rating on Brazil. The outlook remained stable. In July 2015, Standard & Poor’s changed the outlook on Brazil’s long-term foreign currency sovereign credit rating from stable to negative. In September 2015, Standard & Poor’s changed its “BBB-” long-term foreign currency sovereign rating to “BB+” and maintained the outlook negative. In September 2014, Moody’s Investors Service changed the outlook for Brazil’s “Baa2” government bond rating from stable to negative, but retained its “Baa2” rating. In August 2015, Moody’s Investors Service downgraded Brazil’s government bond rating to Baa3 from Baa2. The rating agency also changed the outlook on the rating to stable from negative.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current credit ratings and the rating outlooks currently assigned to Brazil are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. Brazil discloses these ratings because, though it has no control over ratings, they are important to Brazil’s ability to obtain the financing that it needs on terms that are favorable to it.

Legal Aspects: Public Debt Regulation and Taxation

Regulation. Brazil’s legal system is based on civil law (and public law) derived from the continental European legal codes that distinguish between public and private governance, as opposed to common law, based on Anglo-Saxon systems. The legal system involves a Constitution and its amendments, complementary laws, ordinary laws, provisional measures and resolutions. The Constitution, written in 1988, and its amendments supersede other laws.

The Constitution defines the responsibilities of the executive, legislative and judicial branches at all levels of government with respect to fiscal issues and the public debt; these are consistent with the IMF’s provisions on fiscal transparency, based on an evaluation it conducted in Brazil in 2001. As required by the IMF in its Fiscal Transparency Manual and based on the 2001 evaluation, Brazil’s ethical standards for civil servants, particularly those referring to FPD managers, are public and transparent.

Pursuant to the Article 52 of the Constitution, the Brazilian Senate is vested with powers to: (i) establish, at the request of the President, global limits for the consolidated debt of the Federal Government, the States, the Federal District and municipalities, (ii) provide the terms and conditions of the internal and external financial transactions of the Federal Government, including public sector enterprises, at all levels of government, (iii) provide for limits on the terms and conditions for guarantees by the Federal Government of any internal or external financial transaction, and (iv) establish global limits and conditions for the amount of the debt in the form of securities of the States, the Federal District and municipalities. In addition, all external financial transactions of the Federal Government, the States, the Federal District and municipalities must be authorized by the Senate.

The Constitution delegates to the Federal Government the right to establish general rules on public finance. Using this power, the Federal Government enacted the LRF, which adopted several rules regarding public debt. Together with Law 4,320 of 1964, the LRF provides the “structural regulation of the public debt” because it lays the foundation for Brazil’s public finances and debt management. In addition, the LDO, which guides the LOA, may contain provisions that further regulate the public debt. The LDO and the LOA provide for “periodic” regulation of the public debt, due to the fact they are only in force for the fiscal year to which they apply.

In 2001, the Senate approved Resolutions Nos. 40 and 43, which set global limits for the amount of consolidated public debt and public securities debt of the Federal District, States and municipalities. It also set limits for domestic and external loans and guarantees by the Republic. Similar resolutions are included in State constitutions and municipal organic laws (constitutions), and they allow legislative branches at various government levels to further limit their public debt.

Law No. 10,683 of 2003 specifies that it is the responsibility of the Ministry of Finance (“MF”) to manage the Federal Government’s domestic and external public debt. Moreover, the LRF states that the MF must verify compliance with the limits and conditions related to each public loan facility. Federal Decree No. 7,482 of 2011 includes regulations promulgated under Law No. 10,683. That decree sets forth and approves the internal structure of the MF, stipulating that the National Treasury is responsible for managing, directly or indirectly, the public domestic and external debt under the Federal Government. In addition, the decree requires the National Treasury to verify certain loan information. The MF’s Administrative Act No. 183 of 2003 stipulates that the National Treasury will handle securities operations and the National Treasury’s Administrative Act No. 410 of 2003 sets forth the rules for auctions of public securities.

Managers of the federal executive branch are bound by Brazil’s Code of Public Ethics, which includes specific penalties for failure to comply with the LRF provisions. High-level government managers (ministers or secretaries) are also bound by the Code of Conduct of the High Federal Administration, which provides for admonition and censorship depending on the gravity of the ethical violation. In addition to these penalties, public servants will not be eligible for elected office if they (i) are convicted criminally, (ii) have exhausted all appeals for crimes against the economy, public administration and public assets, and (iii) have accounts related to the exercise of public positions or offices that have been rejected by the Courts of Audit for irreparable irregularities.

On November 16, 2004, the Senate adopted Senate Resolution No. 20, which authorizes, among other things, (i) the foreign issuance of debt securities denominated in reais or a foreign currency and (ii) liability management through repurchases, exchanges and other transactions, including financial derivatives, in each case pursuant to the National Treasury’s Program of Securities Issuance and Management of Liabilities Abroad. The National Treasury is permitted to issue up to an aggregate of US$75 billion under this program, subject to subsequent renewals by the Senate. The proceeds of the sale of securities under this program are to be used solely for the payment of the National Treasury’s federal public debt.

Taxation. There are two taxes on investments in public bonds: income tax and IOF. For residents, the rate of income tax declines as the term of the investment increases ranging from 22.5% (180 days or less) to 15% (over 720 days). For non-residents, the incurrence of income tax rate for investments in public bonds depends on the residence of the investor. Most foreign investors, will enjoy a tax exemption, provided that they fulfill conditions established by the regulations of the National Monetary Council in establishing their foreign investor status. For investors from countries considered tax havens, the investments are subject to the same rules that apply to resident investors.

The IOF tax rates are the same for residents and non-residents. The rate of IOF tax also declines as the term of the investment increases. For example, a one-day investment will have 96% of its revenue subject to the tax, but an investment held in excess of 30 days will have 0% of its revenue subject to the tax.

Contingent Liabilities

In addition to regular federal domestic securities debt issuances, the Federal Government may assume and restructure liabilities resulting from the sale and closure of state enterprises, subsidies, and adjustments prior to privatization processes. In the past, such liabilities have been restructured to synchronize their maturity dates with the payment capacity of the National Treasury, as well as to lengthen the maturity of the public debt and to make transactions more transparent.

The Federal Government closely monitors its contingent liabilities. As required by the LRF, the LDO for each year contains an annex that provides information regarding fiscal risks and projections for the subsequent two years in terms of primary balances, debt stock, and revenue and expenditure aggregates.

The main contingent liability monitored by the Federal Government concerns the Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais, or “FCVS”). Beginning in 1967, the Federal Government introduced a series of measures designed to provide subsidies to homeowners to address the effects of high inflation on mortgage rates. These subsidies were implemented in the form of the FCVS, which provided mortgage lenders in Brazil with a credit in an amount equal to the difference between the lender’s actual cost of funds and the amounts that the borrower was legally obligated to pay under the terms of his mortgage. Under the FCVS program, the borrower was absolved of the responsibility to pay the amount guaranteed by the Federal Government, and the lending institution recorded the amount guaranteed as an asset receivable.

Although the FCVS program has not covered any mortgages since March 1990, the aggregate amount of the FCVS subsidy still constitutes the main contingent liability of the Federal Government. The aggregate amount of securitized debt as of December 31, 2014 was R$7.1 billion, of which R$6.6 billion is related to the FCVS. As of December 31, 2014, the Federal Government estimates the amount of debt yet to be securitized as R$116.6 billion (2.1% of GDP), of which approximately 83.3% is related to the FCVS.

The Federal Government also guarantees the external loans of certain Brazilian sub-national governments. These loans are counter-guaranteed by collateral, including permitted transfers and the sub-national’s revenues.

On August 14, 2015, the Federal Government announced it will not consider requests for new external loans from States and municipalities. The Federal Government believed that the changes in the macroeconomic environment, including the recent revaluation of Brazil’s sovereign external debt rating by the international ratings agencies, forced a reassessment of Brazil’s collateral policy and the expansion of sub-national debt, which has a direct impact on the GGGD and in the external debt of the public sector.

Over the past four years, there has been accelerated growth in indebtedness of sub-national entities, with annual payments from the States alone on the order of R$35 billion. External operations of the States with the benefit of the Republic’s guarantee totaled R$44 billion over the past four years.

Public Sector External Debt

On December 31, 2014, Brazil’s consolidated public sector external debt totaled US$171.4 billion, or 7.3% of GDP.

The following table sets forth details of Brazil’s public sector external debt by type of borrower at the end of the periods indicated.

Table No. 31

Public Sector External Debt by Type of Borrower

(in millions of U.S. dollars, except percentages)

	2010	2011	2012	2013	2014
Central Government	51,888	42,789	42,856	38,454	40,279
Public Entities (1)	49,111	54,839	76,298	100,528	131,074
Guaranteed	25,520	27,291	32,162	36,839	39,228
Non-Guaranteed	23,590	27,549	44,136	63,688	91,846
Total	100,999	97,629	119,154	138,981	171,353
External Debt/GDP (%)	4.6%	3.7%	4.9%	5.8%	7.3%
GDP	2,210,313	2,613,516	2,411,531	2,387,874	2,345,379

(1)	It includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities.

Source: Central Bank

The following table sets forth Brazil’s public sector external debt by type of creditor at the end of the periods indicated.

Table No. 32

Public Sector External Debt by Type of Creditor (1)

(in millions of U.S. dollars)

	2010	2011	2012	2013	2014
Commercial Banks	14,860	19,486	16,842	21,046	25,623
Foreign Governments	10,889	11,076	11,078	10,851	11,221
Multilateral Organizations	34,097	29,224	32,399	32,901	35,335
Bondholders	41,042	37,776	48,494	49,991	55,342
Other	111	68	10,341	24,191	43,832
Total	100,999	97,629	119,154	138,981	171,353

(1)	Debt with an original maturity of one year or more. It includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities.

Source: Central Bank

Approximately 70.9% of the public sector external debt is denominated in U.S. Dollars. The following table sets forth details of Brazil’s public sector external debt by type of currency at the end of the periods indicated.

Table No. 33

Public Sector External Debt by Type of Currency (1)

(in millions of U.S. dollars, except percentages)

	2010		2011		2012		2013		2014
	$millions	%	$millions	%	$millions	%	$millions	%	$millions	%
U.S. Dollars	50,368.0	49.9	54,803.8	56.1	70,673.0	59.3	91,430.8	65.8	121,491.8	70.9
Japanese Yen	4,810.6	4.8	3,802.7	3.9	3,180.3	2.7	2,038.3	1.5	1,629.0	1.0
Due to World Bank (2)	13,274.1	13.1	8,640.0	8.8	11,419.6	9.6	13,687.7	9.8	15,286.7	8.9
Deutsche Marks	90.3	0.1	49.0	0.1	13.8	0.0	7.5	0.0	4.1	0.0
Due to IDB (2)	14,904.2	14.8	14,536.4	14.9	14,761.0	12.4	12,834.4	9.2	13,774.8	8.0
Pounds Sterling	160.2	0.2	186.1	0.2	898.9	0.8	943.5	0.7	1,046.6	0.6
Swiss Francs	0.5	0.0	213.2	0.2	218.5	0.2	224.4	0.2	202.1	0.1
Special Drawing Rights	4,451.0	4.4	4,435.9	4.5	4,439.2	3.7	4,453.0	3.2	4,195.1	2.4
Euros	5,789.6	5.7	4,588.5	4.7	6,484.4	5.4	7,262.0	5.2	8,580.2	5.0
Others	7,150.0	7.1	6,373.0	6.5	7,065.6	5.9	6,099.7	4.4	5,142.9	3.0
Total	100,999.0	100	97,628.8	100	119,154.3	100	138,981.3	100	171,353.2	100

(1)	Total registered public external debt. It includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities.
(2)	Consists primarily of Dollars, Yen, Swiss Francs and Deutsche Marks.

Source: Central Bank

Of Brazil’s public sector external debt, US$53.8 billion is redeemable in 2024 or thereafter. This represents 31.4% of the public sector external debt. The following table sets forth the amortization schedule of Brazil’s public sector external debt by creditor.

Table No. 34

Public Sector External Debt Amortization Schedule by Creditor (1)

(in millions of dollars)

	Outstanding 2014.12.31	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023 and thereafter
Multilateral Organizations	35,335	1,822	1,797	1,877	1,834	1,841	1,821	1,758	1,675	1,581	19,330
Commercial Banks	25,623	2,483	1,762	1,806	992	1,137	2,569	989	947	3,258	9,680
Foreign Governments	11,221	1,785	1,753	1,732	1,768	1,867	353	320	281	206	1,158
Bondholders	55,342	3,154	2,803	4,491	1,577	7,603	1,518	5,920	1,626	4,397	22,251
Other	43,832	20	59	108	26,771	6,243	281	316	7,370	1,259	1,405
Total	171,353	9,263	8,174	10,014	32,941	18,690	6,542	9,304	11,899	10,702	53,825

(1)	This table includes debt with an original maturity of one year or more. Amortization figures in this table include only scheduled payments on outstanding debt as of December 31, 2014.

Source: Central Bank

External Federal Public Debt - EFPD

Brazil’s EFPD stood at R$90.1 billion on December 31, 2010 (2.3% of GDP), R$83.3 billion on December 31, 2011 (1.9% of GDP), R$91.3 billion on December 31, 2012 (1.9% of GDP), R$94.7 billion on December 31, 2013 (1.8% of GDP) and R$112.3 billion in December 2014 (2.0% of GDP).

In recent years, the National Treasury has concentrated its efforts on new debt issuances and reopenings of existing securities with benchmark maturities (10 and 30 years) in the global market with the objective of developing its yield curve. This strategy is designed to provide liquidity for Brazilian government securities, which increases trading efficiency and lowers spreads between bid and ask prices. Along with fostering new debt issuances and reopenings of securities, the National Treasury has conducted liability management operations in order to: (i) increase efficiency of the yield curve and reduce refinancing risk at specific points; (ii) obtain net gains at current value (NPV savings); and (iii) redeem or exchange government securities that were issued with high coupons during periods of unfavorable market conditions. These operations are effected through tender offers, exchange offers and buyback operations; they may also take place in conjunction with new issuances.

There were three segments of liability management transactions carried out from 1994 to 2006. The first was the restructuring of Brazil’s external debt, known as the Brady restructuring, which concluded in 1994. The second occurred in August 2005, when the National Treasury held an auction to exchange approximately 80% of its C-Bonds (or US$4.5 billion) for A-Bonds. In October 2005, the remaining stock of C-Bonds, estimated at US$1.1 billion, was redeemed. On April 18, 2006, the Federal Government redeemed all of its US$6.6 billion outstanding Brady Bonds and thereby completed the third segment. Since the Brady restructuring in 1994, Brazil has timely serviced its external debt without default.

In 2005, due to the considerably lower need for external borrowing, Brazil decided to reduce its contractual debt and prepaid its US$20.4 billion debt to the IMF. In the following year, Brazil bought back its US$1.7 billion remaining contractual debt with the Paris Club.

In 2006, Brazil announced a permanent program to repurchase EFPD on a regular basis, which initially covered securities maturing up to 2010, including global bonds, euro bonds, Samurai bonds and Brady Bonds. The following table sets forth details of Brazil’s EFPD buyback program in the last 5 years.

Table No. 35

EFPD BUYBACK PROGRAM

(in millions of Dollars)

	2010	2011	2012	2013	2014
Face Value	3,223.9	2,277.8	1,394.1	3,271.2	740.0
Financial Value	4,276.8	2,911.7	1,775.0	4,565.3	941.3

Source: Ministry of Finance/National Treasury Secretariat

Over the course of 2009, the National Treasury carried out two other operations: the change of financial conditions for certain contracts with multilateral organizations (World Bank and IDB) in July of 2009, resulting in lower interest rates and greater debt predictability, and prepayment of part of the Federal Government debt owed to the World Bank in December of 2009. Both the World Bank and the IDB allowed contract amendments to convert floating to fixed interest rates and in the case of the IDB, a conversion of principal debt into U.S. dollars. The renegotiation of all the loans not only generated interest savings, estimated at US$77.56 million, but also brought greater predictability to the indexing factors applied to EFPD.

In September 2005, the National Treasury issued the Global BRL 2016 bond in the international market, the first security based on the yield curve in reais on the external market. The objective of this issuance was to take advantage of the enhanced synergy between internal and external debt markets, considering that the longest fixed rate security in the domestic market was a seven-year bond (NTN-F 2012). Global BRL 2022 and 2028 bonds were issued in 2006 and 2007, respectively. Global BRL 2021 and 2024 bonds were issued in 2012. Global 2023 bonds, denominated in U.S. Dollars, were issued in 2012 and 2013. Global 2025 bonds, denominated in U.S. Dollars, were issued in 2013 and 2014. Global 2045 bonds, denominated in U.S. Dollars, were issued in July 2014. In April 2014, the National Treasury issued a euro-denominated Global 2021 bond.

Through these issuances, the National Treasury continued its policy of increasing the efficiency of Brazil’s external market interest curve. The Treasury was able to take advantage of favorable market conditions in order to continue its policy and further buybacks of unbenchmarked securities.

In 2014, the National Treasury carried out three bond issuances in the international market. In March 2014, there was an issuance of euro denominated global bonds due 2021 in the amount of EUR 1.0 billion. The objective of issuing euro denominated bonds was to diversify the investor base in Brazilian global bonds and to reestablish a reference for Brazilian companies interested in accessing the European market. The second external issuance occurred in July 2014 in connection with a liability management transaction. The transaction consisted of an issuance of new 30-year benchmark dollar denominated bonds, the Global 2045, in a total amount of US$3.55 billion, of which US$3.5 billion were initially placed in the American and European markets and US$50 million in the Asian market.

The transaction also included a liability management component, in which Brazil offered to purchase certain global bonds with shorter maturities or that carried a higher interest rate. Of the total issued Global 2045 (US$3.55 billion), approximately US$2 billion were allocated to holders who tendered their bonds in the offer to purchase. A total of US$1,597,377,000 of global bonds were purchased from holders and retired.

Finally, in September 2014, the National Treasury reopened its 10-year benchmark global bond, the Global 2025, in the amount of US$1.05 billion (US$1 billion in the European and American markets and US$50 million in the Asian market). The bond was issued with an interest coupon of 4.25% per year, paid on a half-yearly basis on January 7 and July 7 of each year through maturity in January 2025.

On July 2, 2015, Brazil entered into an indenture with The Bank of New York Mellon that implements new collective action clauses for bonds to be issued under the indenture. Under these provisions, Brazil may amend the payment provisions of the securities issued under the indenture and other reserve matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of securities, more than 75% of the aggregate principal amount outstanding of such series; (2) with respect to two or more series of securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of securities, more than 66 2/3% of the aggregate principal amount of the outstanding securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding securities of each series affected by the proposed modification, taken individually. The indenture is filed as Exhibit G of this Annual Report. As of the date of this Annual Report, no bonds have been yet issued under the new indenture. The new indenture has no retroactive effect on bonds issued under the Fiscal Agency Agreement and therefore does not modify the terms and conditions of the Republic’s existing bonds.

The National Treasury, to complement its liability management transactions, also maintains a program to redeem bonds. In 2014, under this program, the National Treasury redeemed bonds denominated in dollars with a face value of US$0.74 billion, an amount equivalent to US$0.94 billion in market value. As of June 30, 2015, the repurchases have amounted to approximately US$164 million in aggregate principal amount under the EFPD buyback program.

On August 17, 2015, Brazil redeemed its Global 2040 bonds at a redemption price equal to 100% of the aggregate principal amount outstanding of the bonds, which at the time of the redemption was US$1,156,336,000. This transaction follows the continued strategy of the National Treasury to improve its external debt profile by improving Brazil’s external US dollar yield curve by redeeming securities with higher interest payments.

Finally, with the objective of securing the resources necessary to service the anticipated external federal public debt in coming years, the National Treasury acquired approximately US$3.1 billion in currency in 2014, enough to pay approximately 42.3% of the entire external federal debt maturing through 2017.

Table No. 36

External Federal Public Debt

(in billion of Reais, except percentages)

	2010	2011	2012	2013	2014
External Federal Public Debt (1)	90.1	83.3	91.3	94.7	112.3
EFPD (% of GDP)	2.3%	1.9%	1.9%	1.8%	2.0%
Securities	69.4	71.7	78.2	85.4	102.6
Global US$	50.4	55.4	61.9	68.7	82.6
Euro	6.6	4.2	2.3	2.8	6.0
Global BRL	12.2	12.0	13.9	13.9	13.9
Bradies (2)	0.2	0.1	0.1	—	—
Contractual	20.7	11.6	13.1	9.3	9.7
Multilateral Organizations	16.9	6.9	7.4	3.1	3.5
Private Financial Institutions/Gov. Agencies	3.8	4.7	5.7	6.2	6.2

(1)	All EFPD values converted to USD and then, converted to BRL at the spot FX-rate as of the month’s last day
(2)	Refers to the pre-Brady bond (BIB), which does not have an embedded call option

Source: National Treasury

Advances in External Debt Management

Since 2006, Brazil has made qualitative changes in its debt structure, including adopting a buyback program and launching tender offers involving EFPD bonds, to improve the maturity profile of its short-term debt. Brazil also offered the Global 2037, as part of a privately negotiated exchange offer transaction which occurred in 2006. The overall objective of these transactions was to improve Brazil’s external debt profile while lengthening average maturity terms. Other measures that Brazil adopted to further this objective included exercising the call option of Brady Bonds and repaying its debts to the Paris Club early.

In October of 2010, the National Monetary Council authorized the National Treasury to purchase foreign currency on the spot market as much as four years in advance of maturing external debt. The prior limit had been two years.

Advances in Domestic Debt Management

The National Treasury adopted a series of measures in 2006 aimed at improving FPD management. In the case of the DFPD, the National Treasury took steps to streamline domestic market operations and consolidate the process of opening the market to nonresident investors. Law No. 11,312/06 was approved, granting nonresidents an income tax exemption on gains earned on investments in Brazil’s public domestic debt bonds. This measure aligned Brazil with international practices, particularly among emerging countries. The measure also produced cost reductions for Brazil and lengthened debt maturities as a result of greater demand on the part of nonresident investors for longer-term fixed rate and inflation-linked securities.

In 2007, the National Treasury issued 10-year fixed rate bonds, called NTN-F 2017s, in the Brazilian domestic market for the first time. When issued, these bonds became Brazil’s longest term fixed rate domestic debt security, supplanting the NTN-F 2014, which was previously considered the longest term security. By the end of 2007, R$13.2 billion in NTN-F 2017 bonds had been issued, making these bonds a benchmark security.

Also, to increase transparency in the trading of federal public bonds in the secondary market, the National Treasury and the Central Bank, through Joint Normative Act No. 15, dated January 14, 2008, raised the disclosure standards that financial institutions classified as dealers must meet to access the National Treasury’s special operations. Specifically, specialist dealers must now post twice daily bid and ask quotations for each bond that is trading. The daily opening spread (the disclosure of bid and ask bond prices) will only be considered in the evaluation criteria if the average yield of the proposals is better or equal to the average yield on each occasion. This measure will allow market participants to have greater knowledge of the prices of offered bonds, providing more transparency and improving the pricing of bonds in primary and secondary markets.

In February 2008, the Central Bank altered the way it calculated the GGGD, to be initially applied to data collected in January 2008. The alterations affected: (i) placement of National Treasury securities in the Central Bank’s portfolio and (ii) repo operations for which the monetary authority is liable. The modifications took into consideration the fact that the National Treasury securities in the Central Bank’s portfolio are related to monetary policy management and do not represent effective fiscal debt. Using the new methodology, GGGD reached 58% of GDP on December 31, 2007 (compared to 64.4% as calculated by the old methodology). The calculation does not affect the net debt to GDP ratio. On December 31, 2014, the GGGD increased to 58.9% of GDP from 53.3% of GDP on December 31, 2013.

In 2010, the National Treasury introduced changes to its securities auctions and improvements to its dealers system, which were designed to improve the operation of the public securities market and thereby promote more efficient FPD financing. The changes adopted in connection with the auctions were made for the purpose of stimulating development of the secondary public bond market through fewer issuer interventions. Under the current dealer system, institutions are selected, each semester, in accordance with the performance of the institutions with regard to the following criteria: (i) new applicants: open market transactions and public offerings; and (ii) accredited institutions: open market exchange transactions, participation in an electronic trading system, relationship with the National Treasury and the factors mentioned in item (i).

The presence of a broad and diversified investor base ensures enhanced demand stability for securities issued by Brazilian agencies and provides the bond market for Brazilian securities with increased liquidity, resulting in lower costs and decreased risk for the issuer. For these reasons, expanding the base of investors in Brazilian securities has been repeatedly discussed as a priority in National Treasury’s Annual Borrowing Plans. CMN Resolution No. 4,034, dated November 30, 2011, altered the policy on investments in public securities involving the resources of the Extramarket Funds of state-owned companies (Extramarket Funds are funds managed by the Federal Government), semi-autonomous agencies and public funds. Based on this new resolution, the investment policies of those funds must be linked to one of the Anbima Market Index (“IMA”) indices (which represent theoretical portfolios of federal public securities), and the linked index cannot be an IMA index tied to the Selic overnight rate.

To comply with a CMN resolution, in 2012, the National Treasury Secretariat performed securities exchange operations with Extramarket Funds with the Labor Compensation Fund (Fundo de Garantia por Tempo de Serviço Labor Compensation Fund), resulting in total redemption of R$99.3 billion in securities linked to the Selic overnight rate (LFT) and R$6 billion in short term fixed-rate securities (“LTN”).

As a result, the FPD was deeply transformed throughout the first half of 2012. After the operations in February and June, the percentage of the Federal Government’s portfolios linked to a floating rate decreased from 66% as of January 2012 to 0.3% in December 2012. As of December 31, 2014, the percentage of the Federal Government’s portfolios linked to a floating rate was 0.5%.

On December 27, 2012, CMN adopted rules that set forth the terms of open private pension fund portfolios. The council issued Resolution No. 4176, which requires open pension fund entities to manage investment fund portfolios in such a way that the minimum average initial term of securities held in these portfolios will be 1,825 days (5 years) and, cumulatively, the average minimum refinancing term will be 1,095 days (3 years). Entities have a transition period, concluding on December 31, 2015, during which they must implement the new rules. As of May 31, 2013, portfolios that had average terms shorter than those prescribed by the new law cannot permit their average terms to be shortened further. These rules apply to the overall assets included in the funds offered by a single institution, and not to each fund individually. The objective of the measure is to ensure that a majority of assets backing open private pension funds are not linked to very short-term interest rates.

External Debt Restructuring and Debt Record

In November 1983, in light of the Brazilian external debt portfolio at the time, Brazil decided to formalize a global agreement with representatives of 16 countries in the Paris Club framework, with the objective of consolidating its debt with those creditors. The agreement with the Paris Club resulted in specific bilateral agreements between Brazil and each one of the creditors involved, setting forth specific conditions for each agreement, including interest rates applicable to the refinancing operation, due dates and other terms. Another agreement was signed on February 12, 1992 to restructure part of the public sector debt financed by the Paris Club. The agreement involved 25 agencies in 13 different countries and rescheduled the debt for a period of 14 years, with a three year grace period. To induce its creditors in the Paris Club to agree to the restructuring, Brazil had to adopt a stabilization program approved by the IMF.

On July 9, 1992, Brazil and the Bank Advisory Committee, which consisted of nineteen of Brazil’s largest commercial bank creditors, reached an agreement on the restructuring of Brazil’s medium- and long-term public sector indebtedness owed to commercial banks, as well as a parallel arrangement for interest arrears accrued in respect of such indebtedness since January 1, 1991. Pursuant to that agreement, on April 15, 1994, Brazil issued approximately US$43.1 billion principal amount of bonds (referred to as Brady Bonds) to holders of certain medium- and long-term public sector debt (which is referred to herein as Eligible Debt) of Brazil, or guaranteed by Brazil, owed to commercial banks and certain other private sector creditors in consideration for the tender by such holders of their Eligible Debt and interest arrears accrued in respect thereof since January 1, 1991.

On April 18, 2006, the Federal Government redeemed early US$6.6 billion aggregate principal amount of Brady Bonds representing the entire outstanding amount of such bonds. Also, with the strong performance of the Brazilian economy, in early 2006, the National Treasury pre-paid its remaining debt owed to the Paris Club, corresponding to US$1.74 billion. Since the Brady restructuring in 1994, Brazil has timely serviced its external debt without default.

TABLES AND SUPPLEMENTARY INFORMATION

Table No. 37

External Direct Debt of the Federal Government (1)

(in millions of currency of denomination)

Type	Interest	Issue Date (2)	Final Maturity	Currencies (3)	Principal Amount (2) Outstanding at Dec 31, 2014	Interest
Multilateral Organizations
World Bank	Variable	15-Sep-02	15-Jun-17	USD	0.8	1.11%
World Bank	Variable	15-Aug-08	15-Aug-23	USD	3.6	0.41%
World Bank	Variable	15-Aug-09	15-Feb-39	USD	39.9	1.11%
World Bank	Variable	15-Jul-05	15-Jan-22	USD	383.8	1.11%
World Bank	Variable	15-Jan-07	15-Jul-23	USD	0.8	0.86%
World Bank	Variable	15-Jan-06	15-Jul-22	USD	3.5	0.86%
World Bank	Variable	15-Jun-07	15-Dec-22	USD	100.0	0.41%
World Bank	Variable	15-Jun-06	3-Jun-24	USD	41.9	0.41%
World Bank	Variable	15-Dec-08	13-Jan-41	USD	63.8	0.36%
World Bank	Variable	15-Dec-09	22-Jun-40	USD	2.8	0.36%
World Bank	Variable	15-May-10	15-May-40	USD	34.2	0.36%
World Bank	Variable	15-Jul-04	3-Nov-20	USD	46.1	0.36%
World Bank	Variable	10-May-12	15-May-42	USD	192.2	0.36%
World Bank	Variable	2-Dec-12	7-Jun-42	USD	7.1	0.36%
World Bank	Variable	13-Sep-11	15-Sep-29	USD	9.7	0.36%
World Bank	Variable	15-Dec-03	15-May-18	USD	2.0	0.36%
				Total (World Bank)	932.1

IDB	Variable	11-Dec-10	11-Dec-35	USD	4.8	0.26%
IDB	Variable	15-Dec-10	15-Dec-30	USD	100.7	0.26%
IDB	Variable	15-Dec-10	15-Dec-30	USD	2.2	0.26%
IDB	Variable	18-May-01	18-May-21	USD	182.7	3.50%
IDB	Variable	15-Jan-08	15-Jan-28	USD	23.2	3.50%
IDB	Variable	15-Jan-08	15-Jan-27	USD	48.0	3.50%
IDB	Variable	10-Mar-10	10-Mar-30	USD	2.1	0.26%
IDB	Variable	15-Sep-10	15-Sep-30	USD	3.9	0.26%
IDB	Variable	30-Jan-12	30-Jan-32	USD	4.5	0.26%
IDB	Variable	15-May-12	15-May-32	USD	1.7	0.26%
IDB	Variable	01-Jun-14	01-Jan-29	USD	2.2	0.26%
IDB	Variable	15-Dec-14	15-Nov-28	USD	1.1	1.16%
				Total (IDB)	377.1

Others	5.82%	01-Sep-01	01-Mar-17	USD	3.9	5.82%
	Total Others (from Multilateral Organizations)				3.9
Total (Multilateral Organizations)					1,313.1

Foreign governments
Governments Agencies	2.75%	21-Apr-87	31-Dec-18	USD	4.0	2.00%
Governments Agencies	2.00%	1-Aug-01	1-Aug-16	JPY	6.3	2.75%

Governments Agencies	3.50%	30-Jun-05	30-Jun-19	EUR	7.5	2.00%
Governments Agencies	4.50%	30-Jun-05	30-Dec-16	EUR	0.0	3.50%
Governments Agencies	2.00%	17-Jan-85	31-Dec-15	DEM	0.1	4.50%
Governments Agencies	4.20%	30-Jun-05	30-Dec-16	EUR	0.0	2.00%
Governments Agencies	Variable	15-Oct-10	20-Aug-15	USD	0.2	4.20%
Governments Agencies	4.50%	20-Oct-10	20-Apr-28	JPY	21.3	2.40%
Governments Agencies	Variable	26-Dec-00	26-Dec-15	JPY	0.3	2.40%
Governments Agencies	Variable	26-Dec-04	26-Jun-16	JPY	41.2	2.60%
Governments Agencies	Variable	24-May-07	24-Nov-17	JPY	28.2	2.40%
Governments Agencies	4.50%	26-Jun-04	29-Jun-21	EUR	2.7	4.50%
Total (Foreign Governments)					111.8

BONDS
Bonds (GLOBAL)
Global Bond (2015)	7.88%	7-Mar-05	7-Mar-15	USD	1,000.3	7.88%
Global Bond (2016)	12.50%	26-Sep-05	5-Jan-16	BRL	1,084.4	12.50%
Global Bond (2017)	6.00%	14-Nov-06	13-Jan-17	USD	2,209.1	6.00%
A Bond (2018)	8.00%	1-Aug-05	20-Jan-18	USD	381.8	8.00%
Global Bond (2019)	8.88%	14-Oct-04	14-Oct-19	USD	794.8	8.88%
Global Bond (2019-N)	5.88%	6-Jan-09	15-Jan-19	USD	1,916.2	5.88%
Global Bond (2020)	12.25%	26-Jan-00	14-Jan-20	USD	168.3	12.25%
Global Bond (2021)	4.88%	22-Apr-10	22-Jan-21	USD	2,955.5	4.88%
Global Bond (2022)	12.50%	13-Sep-06	5-Jan-22	BRL	850.3	12.50%
Global Bond (2023)	2.63%	12-Sep-12	5-Jan-23	USD	2,150.0	2.63%
Global Bond (2024)	8.88%	16-Mar-01	14-Apr-24	USD	1,131.3	8.88%
Global Bond (2024-B)	8.88%	16-Apr-03	14-Apr-24	USD	88.1	8.88%
Global Bond (2024)	8.50%	27-Apr-12	5-Jan-24	BRL	1,185.9	8.50%
Global Bond (2025)	8.75%	4-Feb-05	4-Feb-25	USD	944.3	8.75%
Global Bond (2025-B)	4.25%	1-Nov-13	7-Jan-25	USD	4,300.0	4.25%
Global Bond (2027)	10.13%	9-Jun-97	15-May-27	USD	1,368.4	10.13%
Global Bond (2028)	10.25%	14-Feb-07	10-Jan-28	BRL	1,793.8	10.25%
Global Bond (2030)	12.25%	29-Mar-00	5-Mar-30	USD	438.8	12.25%
Global Bond (2034)	8.25%	20-Jan-04	19-Jan-34	USD	1,672.3	8.25%
Global Bond (2037)	7.13%	18-Jan-06	20-Jan-37	USD	2,015.8	7.13%
Global Bond (2040)	11.00%	17-Aug-00	17-Aug-40	USD	1,156.3	11.00%
Global Bond (2041)	5.63%	7-Oct-09	7-Jan-41	USD	2,503.9	5.63%
Global Bond (2045)	5.00%	1-Aug-14	27-Jan-45	USD	3,550.0	5.00%
				Total (“Globals”)	35,660.0
Bonds (EUROS)
2005 Euro Bond (2015)	7.38%	3-Feb-05	3-Feb-15	EUR	602.9	7.38%
1997 Euro Bond (2017)	11.00%	26-Jun-97	26-Jun-17	ITL	376.8	11.00%
2014 Euro Bond (2021)	2.88%	3-Apr-14	1-Apr-21	EUR	1,214.9	2.88%
				Total (“Euros”)	2,194.6
Total (BONDS)					37,854.5

Commercial Banks
Import Financing Credits with Guarantee of Foreign Governments	5.54%	29-Dec-05	29-Jun-21	USD	352.9	4.75%
Import Financing Credits without Guarantee of Foreign Governments	5.50%	15-Jun-10	15-Dec-16	EUR	233.4	5.50%
Import Financing Credits without Guarantee of Foreign Governments	5.50%	15-Jun-10	15-Dec-16	EUR	192.0	5.50%

Import Financing Credits without Guarantee of Foreign Governments	6.88%	20-Dec-02	30-Nov-15	USD	0.2	6.88%
Import Financing Credits without Guarantee of Foreign Governments	6.88%	29-Nov-07	19-Jan-16	USD	0.7	6.88%
Import Financing Credits without Guarantee of Foreign Governments	8.42%	12-Apr-97	15-Apr-15	USD	16.6	8.42%
Import Financing Credits without Guarantee of Foreign Governments	5.10%	14-Dec-11	15-Jun-20	EUR	189.6	5.10%
Loans	Variable	5-Dec-00	1-Dec-19	GBP	0.1	0.56%
Loans	Variable	5-Dec-00	1-Apr-35	GBP	0.1	0.56%
Total (Commercial Banks)					985.6

Others
Import Financing Credits without Guarantee of Foreign Governments	Variable	25-Feb-01	25-Aug-18	USD	11.4	1.11%
Import Financing Credits without Guarantee of Foreign Governments	7.33%	14-Mar-02	14-Mar-16	USD	2.5	7.33%
Total (Others)					13.9

Total					40,279.0

(1)	Does not include debt incurred by the Central Bank.
(2)	In the case of multiple tranches, the date refers to the first issuance of the security.
(3)	Currencies other than U.S. dollars translated into U.S. dollars by the exchange rate (selling) as of December 31, 2014.

Source: Central Bank.

Table No. 38

External Debt Guaranteed by the Federal Government

(in millions of dollars)

Type	Interest	Issue Date	Final Maturity	Currencies	Amount Disbursed	Principal Amount Outstanding as of Dec 31, 2014
I. To Public Entities
Multilateral Organizations
World Bank	Various	Various	Various	Various	15,099	14,355
Inter-American Development Bank (IDB)	Various	Various	Various	Various	18,038	13,207
International Monetary Fund (IMF)	Various	Various	Various	SDR	4,183	4,183
Others	Various	Various	Various	Various	1,511	1,326
			Total (Multilateral Organizations)			33,070

Foreign Governments
Import Financing Credits	Various	Various	Various	Various	524	159
Original Loans	Various	Various	Various	Various	2,951	1,870
			Total (Foreign Governments)			2,029

Commercial Banks
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	389	211
Loans	Various	Various	Various	Various	4,529	3,770
				Total (Commercial Banks)		3,981

				Total for Public Entities		39,080
II. To Private Companies
Loans (2)	Various	Various	Various	Various	310	78
				Total for Private Entities		78

				Total for Public and Private Entities		39,158

(1)	Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (sell side) at December 31, 2014.
(2)	Including Privatized Companies

Source: Central Bank.

Table No. 39

Internal Securities Debt of the Republic

(in millions of Dollars)

Name	Index (1)	Interest Rate	Issuance Date	Final Maturity	Outstanding as of Dec 31, 2014
National Treasury Letters (NTL)	Fixed	— (2)	Various (Dec 2010–Jan 2014)	Various (Jan 2015–Jul 2018)	$258,093
National Treasury Notes (NTN)
A Series		$6.00%	(Dec 1997)	(Apr 2024)	$3,819
B Series	IPCA	6.00%	Various (Mar 2002–Jan 2014)	Various (Feb 2015-Aug 2050)	$275,846
C Series	IGP-M	6% and 12%	Various (Jan 2001–May 2002)	Various (Jul 2017–Jan 2031)	$27,544
F Series	Fixed	10%	Various (Jan 2007–Jan 2014)	Various (Jan 2017–Jan 2024)	$98,019
I Series		$0% and 12%	Various (Nov 2000–Feb 2001)	Various (Apr 2015–Dec 2027)	$541
P Series	TR	6.00%	Various (Jun 2000–Jan 2014)	Various (Jun 2015–Jan 2030)	$132

Financial Treasury Letters (FTL)	Overnight	—	Various (Mar 2009–Jul 2014)	Various (Mar 2015–Sep 2020)	$157,423
A Series	Overnight	0.0245% (4)	(May 2000)	(May 2015)	$4
B Series	Overnight	—	(Sep 2000)	(Sep 2015)	$155

National Treasury Certificate (CTN)	IGP-M	12%	Various (May 1998–Aug 2004)	Various (May 2018–Aug 2024)	$4,414

Financial Treasury Certificate (CFT)
A Series	IGP-DI	6% and 12%	Various (Sep 1998–Apr 2000)	Various (Jan 2014–Sep 2028)	$537
B Series	TR	6.00%	Various (Jan 1997–Jan 2006)	Various (Jan 2027–Jan 2036)	$8
D Series		$0% and 6%	Various (Apr 2000–Apr 2002)	Jan 2016–May 2031	$437
E Series	IGP-M	Various	Various (Dec 2000–Jan 2013)	Various (Sep 2016–Jan 2043)	$792

Securitized Credits	IGP-DI	Various	Various (Jun 1998–Aug 1998)	(Jan 2022–Jan 2023)	$169
	INPC	Various	(Jun 1998)	(Jul 2015)	$1
	TR	Various	Jan 1997–Jun 1998	Various (Jan 2014–Jan 2027)	$2,485

Public Debt Certificate (CDP)	TR	Various	(Mar 1998-Mar 2002)	Various (Mar 2028- Mar 2032)	$0
Agrarian Debt Securities (TDA)	TR	Various	Various	Various(Mar 2015 – Nov 2032)	$1,078
Total					$831,499

(1)	Securities indexed to each indicated rate/index:

Overnight = Central Bank’s overnight rate

IGPM = General Price Index (market based)

$ = U.S. dollar exchange rate

TR = Index based on average daily rate of certificates of deposit issued by certain major Brazilian banks

(2)	Zero-coupon securities issued at a discount from their face amount
(3)	Exchange rate (selling rate) at end of December 31, 2014 (R$2.6562 = $1.00)
(4)	Monthly interest rate

Source: National Treasury Secretariat